12/22


06019615

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aiful Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 0 9 2007
THOMSON FINANCIAL

FILE NO. 82- 04802

FISCAL YEAR 3/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dlw

DAT : 1/8/07

AIFUL CORPORATION

EXHIBIT3

The R

Annual Report 2006 Fiscal Year Ended March 31, 2006

82-04802



Businext
LIFE CARD
TRYTO
WIDE

ARS
3-31-06

Contents

Page

Corporate Philosophy

"WIN THE GOOD FAVOR OF SOCIETY"

Be the Company of Choice for Individuals and Society

Customers come first. We work hard to understand their needs and satisfy their expectations. This is why people choose AIFUL, and why they come back to us again and again.

Successful Synergies for Customers, the Company, and Employees

Reward Investors with Continued Corporate Growth

AIFUL pursues steady growth in profit and value for shareholders. We commit ourselves to fair and impartial disclosure of information, and to maintaining excellent relations with shareholders and other investors.

Offer Employees a Stable Livelihood and Optimum Job Conditions

AIFUL strives to provide a work environment that is fulfilling for employees and encourages them to realize the ideals of the company. Employees enjoy performance-based rewards and optimum job conditions which improve their quality of life.

Our corporate philosophy is "Win the good favor of society." By this, we mean coexisting harmoniously with and maintaining a good relationship with society at large, as an innovative, comprehensive finance group that customers can rely on.

"Successful synergies for customers, the Company, and employees" Backed by this philosophy, along with a firm commitment to strengthening compliance and putting the customer first at all times, we believe we can offer benefits for all of our stakeholders, namely, our customers, shareholders and employees.

Forward-Looking Statements

The figures contained in this Annual Report with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of AIFUL, which are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties and actual results that may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, and the level of interest rates charged by AIFUL.

Consolidated Financial Highlights

AIFUL Corporation and Consolidated Subsidiaries
Years Ended March 31, 2006, 2005 and 2004

	Millions of Yen			Percentage of Change	Thousands of U.S. Dollars
	2006	2005	2004	06/05	2006
For the Year:					
Total income	¥ 548,818	¥ 520,737	¥ 479,473	5.4	$ 4,690,752
Total expenses	436,045	391,295	375,659	11.4	3,726,880
Credit costs	166,047	155,466	157,349	6.8	1,419,205
Income before income taxes and minority interests	112,773	129,442	103,814	−12.9	963,872
Net income	65,827	75,723	62,548	−13.1	562,624
At Year-End:					
Loans	2,124,017	1,995,622	1,786,940	6.4	18,153,991
Installment accounts receivable	209,581	192,402	154,285	8.9	1,791,291
Bad debts	203,800	175,136	149,826	16.4	1,741,880
Total assets	2,790,969	2,574,286	2,332,761	8.4	23,854,436
Allowance for bad debts	171,715	159,483	145,757	7.7	1,467,649
Long-term debt, including current portion thereof	1,654,546	1,601,763	1,451,777	3.3	14,141,419
Total shareholders' equity	681,694	617,353	547,504	10.4	5,826,444
Number of shares issued	142,035,000	142,035,000	94,690,000	0	

	Yen			Percentage of Change	U.S. Dollars
Per Share Data:					
Basic net income	¥ 464.84	¥ 533.57	¥ 440.65	−12.9	$ 3.97
Diluted net income	464.69	533.53	–	−12.9	3.97
Total shareholders' equity	4,813.45	4,358.69	3,863.06	10.1	41.02
Cash dividends	60.00	60.00	60.00	0	0.51

Notes: 1. The U.S. dollar amounts have been translated, for convenience only, at ¥117=$1, the approximate rate of exchange at March 31, 2006.
2. Net income per share has been computed based on the weighted average number of shares outstanding during each period, after retroactive adjustment for stock splits.
3. Figures in the financial section are based on audited English-language statements. Figures in the feature section and review of operations are based on Japanese financial statements. Due to certain reclassifications, some figures and items do not match.
4. On May 23, 2005, each common, par value share held as of March 31, 2005, was split into 1.5 shares according to the provisions of Article 218 of the Japanese Commercial Code.


TOTAL INCOME
(Millions of yen)
600,000
500,000
400,000
300,000
200,000
100,000
0
02
03
04
05
06


NET INCOME
(Millions of yen)
80,000
60,000
40,000
20,000
0
02
03
04
05
06


TOTAL ASSETS / ROA
(Millions of yen / %)
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
5
4
3
2
1
0
02
03
04
05
06
Total Assets
ROA


TOTAL SHAREHOLDERS' EQUITY / ROE
(Millions of yen / %)
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
16
12
8
4
0
02
03
04
05
06
Total Shareholders' Equity
ROE



Putting Customers First as We Strengthen Compliance and Take Steps to Restore Public Trust in AIFUL

Administrative Penalties and Our Response

On April 14, 2006, the Kinki Finance Bureau of the Ministry of Finance imposed penalties halting all operations of AIFUL for a specified length of time. This action was based on the provision item 1, Article 36 of the Money Lending Business Control and Regulation Law (Law No. 32 of 1983). AIFUL deeply regrets the significant inconvenience and concerns that these penalties have caused for customers, shareholders and all other stakeholders.

We are determined to regain the trust of the public as quickly as possible by taking all actions needed to prevent a reoccurrence of violations of laws and regulations. We will be more assertive than ever before in strengthening our compliance program and reinforcing employee training activities. Driven by a commitment to putting customers first, everyone at AIFUL is dedicated to restoring the public's trust as quickly as possible. For this purpose, we have launched a project to restore public trust that includes the participation of prominent individuals from outside the AIFUL Group. The objective is to identify all causes of violations of laws and regulations so that internal management systems can be restructured as necessary. We are committed to instilling a new system of values for our operating activities, and continuously disclosing information vital to making the public aware of the changes taking place at AIFUL. We ask for the support and understanding of shareholders as this process takes place.


Project to Restore Public Trust
Sales Activity Task Force
Objective: Establish throughout the company a new system of values for sales activities.
Core departments: Departments involved in sales and personnel and training activities
Organizational Change Task Force
Objective: Identify all causes of violations of laws and regulations and rebuild internal management systems to prevent a reoccurrence of these violations.
Core departments: Departments involved in sales, legal and inspections, personnel and training and management planning
Communication Task Force
Objective: Disclose the best information for making the public aware of the change that is taking place at AIFUL.
Core departments: Departments involved in public relations, investor relations and advertisement

Actions to Prevent a Reoccurrence of Problems and Reinforce Compliance With Laws and Regulations

Upgrade employee training and guidance
(1) Established two internal qualification systems: Compliance Manager and Business Task Specialist
(2) Counseling classes: Use repayment review counseling to provide customers with monetary management counseling
Revise the incentive plan
(1) Revise the employee evaluation system
(2) Make compliance a more important part of employee evaluations
Stronger Compliance Program
Review business / collection systems
(1) Have contact centers make all requests for the repayment of amounts due
(2) Upgrade the monitoring of telephone calls
(3) Stop visiting customers to request repayment of amounts due
(4) Establish a system for keeping records of negotiations
Reinforce checking functions
(1) Established Business Administration Department to oversee the monitoring of a PDCA cycle
(2) Established a Compliance Office
(3) Reviewed inspection procedures (through Inspection Department)

Upgrade Employee Training and Guidance

Classes and seminars are being held on a regular basis to make all employees fully aware of business regulations concerning compliance. Additionally, two internal qualification systems have been established for Compliance Manager and Business Task Specialist. These classes and systems are being started in stages. AIFUL has also adopted repayment review counseling and related training for employees to provide customers with monetary management counseling.

Review Business / Collection Systems

To prevent problems and strictly comply with laws and regulations, AIFUL in October 2005 stopped visiting customers to request the repayment of amounts due. AIFUL will visit a customer only when asked to do so. In April 2006, AIFUL started conducting a complete review of regulations concerning the collection of amounts due. One step was the centralization of all collection activities at contact centers. Additionally, AIFUL has enhanced systems for monitoring telephone calls by employees and for recording negotiations with customers concerning the collection of amounts due.

Revised Incentive Plan

The previous employee evaluation system, which was closely tied to operating results, has been revised to place greater emphasis on compliance activities.

Reinforced Checking Functions

In May 2006, AIFUL established a Business Administration Department within the Management Planning Division. This provides a platform for the company-wide monitoring and management of two key compliance functions at front-line business operations: responses to revisions in laws and regulations and to new and revised internal regulations; the execution of compliance activities. Furthermore, the Inspection Department, which is responsible for internal audits, has reviewed all inspection guidelines and rules.



Higher Earnings From Aggressive Promotion of Comprehensive Services Strategy

Operating Environment

The Japanese Economy

In Japan, the economy finally showed clear signs of ending a prolonged deflationary period as the Bank of Japan ended its quantitative easing policy for the first time in five years. Sales and earnings are climbing at many large corporations and other companies. Economic strength was evident in numerous statistics, including the effective GDP growth rate, the Bank of Japan's diffusion index of business sentiment, the unemployment rate and the ratio of job seekers to job offers. Consumer spending is rebounding, too. There is no doubt that Japan's economy has put a long period of stagnation behind it and is now in the midst of a self-sustaining recovery.

The Consumer Finance Industry

Competition is heating up as companies from many industries seek to capture a larger share of Japan's consumer finance market. We are seeing equity and business alliances between companies in different sectors of the financial services industry. Other challenges are posed by the entry in our industry of IT companies and enhanced cash advance services of credit card companies.

Monthly personal bankruptcies have been declining year on year for 31 consecutive months since November 2003, based on Supreme Court statistics. On the other hand, individuals are making increasing use of attorneys and other intermediaries to settle their obligations. This trend is keeping bad debt expenses high at all consumer finance companies. Many other developments require close attention. Discussions are under way concerning possible amendments to the Money Lending Business Control Law and the Capital Subscription Law. Demands from customers for the return of certain interest overpayments are climbing. Meanwhile, fund procurement expenses are rising as market interest rates move upward.

Results of Operations

Consolidated Summary

Consolidated operating revenue increased 6.0% to ¥549.5 billion, but ordinary income decreased 6.2% to ¥126.9 billion and net income was down 13.1% to ¥65.8 billion.

Growth in operating revenue was the direct result of the success of the AIFUL Group's comprehensive financial services strategy. Non-consolidated interest on loans to customers continued to climb steadily, rising by 0.9%. In addition, growth in receivables continued at subsidiaries. Credit card issuer LIFE Co., Ltd., BUSINEXT CORPORATION and City's Corporation, which extend small business loans, and TRYTO CORPORATION and Wide Corporation, which are consumer finance companies, all saw their volume of business expand. In all, subsidiaries made a big contribution to the year's increase in consolidated earnings.

Several items were responsible for the lower earnings. One was a ¥21.0 billion provision for loss on interest repayments during fiscal 2006 which was included in operating expenses. Another was an increase in bad debt expenses associated with the abandonment of claims resulting from interest repayments and an increase in the allowance for doubtful loans and receivables. Finally, fiscal 2005 provision for loss on interest repayments of ¥13.1 billion were recorded as an extraordinary loss. The provision for loss on interest repayments was made in accordance with "Considerations for Accounting at Consumer Finance Companies," which was released by the Japan Institute of Certified Public Accountants on March 15, 2006.

The AIFUL Group Management Strategy

AIFUL's View of the Market and the Start of the Comprehensive Financial Services Strategy

AIFUL has grown steadily since its 1967 establishment in step with demand for unsecured loans in Japan. But the unsecured loan market now faces unprecedented challenges. The market is maturing, competition is heating up, and the number of customers is likely to fall as Japan's population ages and the number of children falls. Companies that adopt a defensive stance focused solely on unsecured loans are certain to see declines in their outstanding loans and earnings growth. U.S. consumer finance companies are already facing challenges posed by the maturity of the retail finance market and intense competition. Companies that focused solely on sub-prime loans have been going out of business. At the same time, U.S. consumer finance companies that diversified their operations to offer a full line of services have survived and grown.

Looking at the entire consumer finance market, rather than merely the unsecured loan category, there are many highly attractive business opportunities. Numerous sectors offer the potential of high growth along with minimal competition. Credit cards and small business loans are two examples. I believe that expertise in credit investigations and management is vital to success in these markets. Since this is a core strength of ours, the AIFUL Group is in an excellent position to capitalize on these opportunities.

This is precisely why we began executing our comprehensive financial services strategy five years ago. The strategy is our response to the dual challenges of a maturing market and intensifying competition. We have been enlarging the scope of operations to cover the entire consumer finance market. We are also adding products and increasing the ways we can attract more customers. By taking these actions, we intend to become more profitable and continue to grow.

Diversification of Receivables and Risks

Diversifying receivables is a central element of our comprehensive financial services strategy. The AIFUL Group is forecasting growth in Japan's consumer credit market from the current ¥58.2 trillion to ¥72.0 trillion in 2012. We are determined to take full advantage of opportunities associated with this large and growing market. Rather than focusing resources on carefully chosen fields, we adopted a fundamental strategy of "redundancy and dispersion."

Thanks to this approach, our portfolio of receivables is becoming increasingly diverse. During the past decade, the AIFUL Group's total receivables increased by 4.8 times and unsecured loans receivable rose by 4.1 times. But unsecured loans fell from 90% to 64% of all receivables. Conversely, the shares of home equity loans, credit card receivables and small business loans have all increased rapidly. Our medium- to long-term goal is to lower unsecured loans to about half of our receivables.

Diversifying receivables is an effective way to reduce our vulnerability to a variety of risks. Unsecured loans are almost entirely responsible for the interest repayment problem. Furthermore, the write-off ratio for unsecured loans is higher. AIFUL's non-consolidated write-off ratio was 6.5% in the past fiscal year compared with 5.9% on a consolidated basis, where these loans account for a much lower share of receivables. Diversifying our receivables is thus a hedge against risks involving interest repayments, bad debt, amendments to laws and other items. This is why the AIFUL Group is working on becoming a comprehensive source of retail financial services.

Major Business Strategies

Credit Card Business

The credit card business accounts for a large share of consolidated revenue and earnings. Since joining the AIFUL Group in March 2001, LIFE has grown year after year. LIFE has achieved a remarkable performance concerning two critical aspects of the credit card business: increasing the number of cards issued and increasing the percentage of active cards.

Growth in the number of cards comes from many sources. LIFE has joint card issuing agreements with many large, financially sound companies. LIFE also has unique initiatives like issuance of the Bank Alliance Card and affinity cards linked to non-profit organizations. Further contributing to growth is a variety of ways to apply for a LIFE Card, including submitting applications on the LIFE website, in addition to applying at any one of its nationwide retail bases.

LIFE works on raising the percentage of active cards in many ways. Cardholders are encouraged to use cards to pay utility bills and LIFE is promoting electronic toll collection (ETC) cards. Television commercials and a bonus point program have also been effective at raising brand awareness and attracting users. Through these activities, LIFE has made big advances in raising the number of people who make a card issued by LIFE their primary credit card.

LIFE posted ordinary income of ¥25.0 billion in the past fiscal year, 10.4 times higher than in its first year after joining the AIFUL Group. LIFE has an ROA of 1.7%, an extremely high level for a Japanese company with a *shinpan* business. Adoption of the AIFUL scoring system and the elimination of auto loans and other unprofitable businesses played a big part in this

The Comprehensive Financial Services Strategy – Future Positioning of the AIFUL Group

	Risk	Consumer Finance	Small Business Loans	Consumer Credit and Credit Cards	Home Equity Loans
Personal	Low		Bank		
		id CREDIT CORPORATION	Businext	Life CARD	Businext, Life CARD
	High	AIFUL CORPORATION, WIDE, TRYTO, TCM, PASSKEY, NET ONE CLUB CORPORATION	City's	Life CARD	AIFUL CORPORATION, City's, WIDE, TCM, TRYTO, PASSKEY
Corporate	Low		Bank		
			Businext	Life CARD	Businext, Life CARD
	High		City's	Life CARD	City's

accomplishment. I believe that LIFE will continue to improve its profitability. The company is still at the stage of making up-front investments to serve a larger number of card issuing partners. That means LIFE can benefit from even greater economies of scale in the years ahead, producing higher earnings in the near future as these investments begin generating returns.

Small Business Loans

This business is becoming increasingly important as a new core growth driver. Small and mid-size companies often have difficulty procuring funds from Japan's megabanks, regional banks, credit unions and other financial institutions. The reason is the reluctance of these lenders to take on risk and limitations on their credit investigation capabilities. Minimal competition also makes the small business loan market attractive. Other than the AIFUL Group, there are six companies in Japan with receivables of more than ¥10 billion that target high-risk borrowers. But the AIFUL Group is virtually alone in the medium-risk small business loan sector.

Recognizing this opportunity, the AIFUL Group in 1995 began using AIFUL's expertise gained from the provision of small business loans to enlarge the scope of this business. Currently, AIFUL and City's serve high-risk borrowers. BUSINEXT and the AIFUL bank loan guarantees business serve medium-risk borrowers. The growth potential of the AIFUL Group's small business loan receivables indicates that this business sector will become an even more significant element of our consolidated performance.

In Japan's small business loan market, we operate by using several brands and a powerful scoring system for the extension of credit. We serve customers through a nationwide network of more than 600 locations. No other small business loan company in Japan has these strengths. We are now working on restructuring our portfolio, such as by concentrating on sales of small business loans in the moderate risk segment while complying with the provisions of the Interest Rate Restriction Law. We are determined to use all AIFUL Group resources to continue developing small business loans into an important growth driver for our consolidated performance.

Unsecured Loans

Our comprehensive financial services strategy began with the realization that our core unsecured loan business cannot continue growing at the same rate as in the past. But unsecured loans remain a core business of the AIFUL Group and will continue to be a major source of earnings even as competition becomes more heated.

In fact, the unsecured loan business of AIFUL itself is the only such business in Japan that has been able to achieve growth in receivables on a non-consolidated basis. Significantly, we are attracting a high volume of



Pursue the Comprehensive Financial Services Strategy to Continue Raising Corporate Value

new customers with a network of about 1,600 locations as of March 31, 2005. Other large companies in this market have networks of about 1,800 to 2,000 locations. In my view, our performance demonstrates that there is still growth potential. To tap this potential, we need to execute an effective office network expansion program and add more sales channels by installing more *Suguwaza* units, a new type of simple auto contract machine. But the unsecured loan business will be difficult for the time being due to the many ways we are affected by administrative penalties, revisions to laws and regulations, and other factors.

Outlook for Year Ending March 2007

Management Objectives

There are a number of favorable trends in the current fiscal year. From a macroeconomic standpoint, Japan's unemployment rate and the number of personal bankruptcies are falling as the economy recovers. Operating conditions are therefore positive despite the existence of many challenges. For the AIFUL Group, and other members of our industry, there are concerns about the impact of amendments to laws and regulations that are now under consideration.

We will be closely watching developments involving these amendments. If changes are made, we will quickly comply with new regulations. At the same time, the AIFUL Group will cut costs across the entire organization. In addition, we will execute the measures announced jointly on March 28, 2006 by AIFUL and six other Japanese consumer finance companies. These are voluntary actions that are aimed at further improving the soundness of the consumer finance market. The AIFUL Group will focus all its resources on the vital themes of "strict compliance" and "always putting the customer first." We are determined to play an important role in improving the soundness of the entire consumer finance market.

Forecast for Operating Results

In the fiscal year ending March 2007, we are forecasting a 2.1% decrease in consolidated operating revenue to ¥537.9 billion, a 24.4% decrease in ordinary income to ¥96.0 billion, and a 20.2% decrease in net income to ¥52.5 billion. These projections incorporate a number of negative items. Regarding revenue, AIFUL expects to see a decline in new customers because of voluntary restrictions on advertising activities. Stricter credit approval standards at all group companies will also affect revenue. Regarding expenses, we foresee several sources impacting growth: a consistently high level of interest repayments; higher bad debt expenses as we write off claims associated with interest repayments; higher interest expenses as interest rates on our debt rise; and increases in a variety of expenses related to business growth at LIFE and to actions to reinforce compliance programs.

Preparing for a New Era of Competition

Since the announcement of the comprehensive financial services strategy, the AIFUL Group has expanded into many so-called "non-bank" financial services sectors other than consumer finance. Amendments to laws and tighter restrictions in Japan are now altering the competitive landscape by creating a more stable legal environment for the money-lending business. I expect a continuation in the realignment of our industry, including more competition from companies in other industries, as a result.

We intend to overcome these challenges by continuing to focus on our comprehensive financial services strategy while conducting a rigorous compliance program. I believe this will prepare the AIFUL Group for a new era of competition. I regard my central mission as CEO as achieving the steady growth in our corporate value through the constant execution of this strategy.

June 2006

Y. Fukuda

Yoshitaka Fukuda
President and CEO

Consumer Credit

—Overall and Individual Markets

Shown below is the basic composition of Japan's consumer credit market. Based on Japan Consumer Credit Industry Association data, estimated total credit extended during 2004 was ¥74.1 trillion (excluding housing loans). Representing about one-fourth of total final consumer spending in 2003 (approximately ¥283 trillion), this figure attests to the massive scale of the consumer credit market in Japan.

The provision of credit is an essential function in a mature society. Total consumer credit extended in Japan was ¥21 trillion in 1980, and ballooned about 3.2 times to ¥68 trillion in 1991. Since then, under the deflationary spiral that took hold following the bursting of the economic bubble in Japan, consumer credit has remained basically flat in terms of absolute amount and as a proportion of final consumer spending. With the emergence of encouraging signs in Japan's economic indicators, however, the consumer credit market is expected to swing upward again. For that reason, we are forecasting that total consumer credit extended will increase from ¥58.2 trillion as of December 31, 2004 to ¥72.0 trillion at the end of 2012.

Looking at individual markets, the segment that has grown the most over the past 10 years is the unsecured loans of the specialist consumer loan companies. Participants in this market have successfully captured all the demand in this market by competing with each other on the basis of a constant stream of innovative services that appealed to consumers—more than doubling the volume of unsecured consumer loans during the past decade. Over the same period, credit card shopping and cash advances managed average annual growth of about 6% on the strength of improved infrastructure and more opportunities to use credit cards for purchases. On the other hand, there have been declines in consumer loans by banks and other financial institutions and in per-item shopping loans by *shinpan* companies.

Changing Markets and AIFUL's Response

—Targeting Sustained Growth

The consumer credit market is undergoing a period of sweeping changes. Banks are forming equity alliances and business tie-ups with major consumer finance companies as one way to bolster retail operations. Communications carriers, manufacturers and IT companies are entering the consumer credit market. Smaller consumer finance companies are being forced to merge with each other or simply shut down. Realignment is also taking place among *shinpan* and credit card companies in the consumer credit market. These events are removing boundaries that once separated the consumer loan, consumer credit and credit card categories as companies fight for a share of the entire consumer credit market, just as in the United States. Moreover, given the various other issues faced by the industry, such as the unfavorable direction of regulatory reforms and the impending rise in interest rates in Japan, differing business strategies are expected to open up a large gap between winners and losers.

The AIFUL Group's comprehensive financial services strategy is the primary element of the Group's drive to accurately respond to changes in the gigantic and high-growth potential consumer credit market and achieve sustained growth. By extending operations broadly across the credit card, home equity loans, and small business loan markets, the Group intends to heighten its presence in the non-banking sector.

Japan's Growing Consumer Credit Market

(Trillions of yen)

	FY2004 (74.1 / 58.2)	FY2012 Estimate (– / 72.0)
Life CARD	Credit Card Shopping (29.1 / 4.1)	Credit Card Shopping (34.3 / 4.8)
	Per-item Shopping Loans (11.0 / 10.6)	Per-item Shopping Loans (9.0 / 9.5)
	Credit Card Cash Advances (7.6 / 3.4)	Credit Card Cash Advances (– / 4.2)
AEON, UFJ Nicos, Saison, JCB, etc.	Consumer Loans by Credit Card Companies (2.5 / 3.2)	Consumer Loans by Credit Card Companies (– / 3.9)
AIFUL CORPORATION Takefuji, Acom, Promise, etc.	Traditional Consumer Finance Companies (10.2 / 10.1)	Traditional Consumer Finance Companies (– / 14.0)
Mitsubishi Tokyo UFJ, Mizuho, Sumitomo Mitsui, etc.	Unsecured Loans of Banks and Other Private-sector Financial Institutions (3.3 / 17.6)	Unsecured Loans of Banks and Other Private-sector Financial Institutions (– / 23.1)
	Post Office, Banks and Other Financial Institutions (10.1 / 8.9)	Post Office, Banks and Other Financial Institutions (– / 12.4)

Figures shown are credit provided during the year/ Credit balance as of December 2004.

Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

As of December 2004

The AIFUL Group's Comprehensive Financial Services Strategy

—Targeting the Best Mix

The Comprehensive Financial Services Strategy and Corporate Value

—Three Key Elements

We began implementing our comprehensive financial services strategy five years ago in view of the maturing of the unsecured loan market in Japan. Since then, the strategy has steadily produced results and contributed to increasing the corporate value of the Group. We believe that the strategy is successful for the following three reasons:

I. Sustaining Earnings Growth

The specialist consumer loan company market is poised to mature in the near future. The primary customers for these loans are young adults—but Japan's population is aging and the number of children falling. Considering the rising tide of competition and the direction of the statutory and administrative regulations, we decided to reexamine the level of our reliance on this market. Due to this situation, our attention was drawn to the scale and growth potential of the overall consumer credit market. The result was the AIFUL Group's decision to implement its comprehensive financial services strategy, which focuses on "redundancy and dispersion" in its business development strategies. Under the strategy, diversification of our proprietary sources of earnings and our captive customer channels has progressed, producing sustained earnings growth.

II. Reducing Risk by Assembling a More Diverse Business Portfolio

By expanding our business domain to encompass the entire consumer credit market, our business portfolio has steadily become more diversified. As can be seen in the chart below, from the fiscal year ended March 2000 to the fiscal year ended March 2006, unsecured loans have declined as a share of total receivables even as these loans increased in absolute terms because the receivables of other new sources of earnings grew faster.

We also diversified our loan loss risks. For example, in the fiscal year ended March 2006, the charge-off ratio for AIFUL's non-consolidated unsecured loans was 7.3%, while the charge-off ratios for home equity loans and LIFE credit card receivables were 3.7% and 4.5%, respectively.

In addition, the interest repayment issue pertains almost entirely to unsecured loans and a portion of small business loans. We believe that reducing the proportion of unsecured loans in our portfolio is an effective means of hedging against the risk of interest repayments and the risk of potentially detrimental changes in the regulatory environment.

III. Financial Leverage

The AIFUL Group has controlled the growth of its shareholders' equity, and acquired a BBB+ rating from Standard & Poor's and a Baa2 rating from Moody's Japan. At the same time, the Group has taken advantage of its financial leverage—4.1 times in the past fiscal—to improve return on equity (ROE), which increased to 10.1%. Continuing to pay close attention to maintaining a balance between the ROE and financial stability, we intend to press ahead with diversification of our business portfolio under our comprehensive financial services strategy.

Taking the Comprehensive Financial Services Strategy a Step Further

—Targeting a Best Mix

By targeting further expansion under the comprehensive financial services strategy, the AIFUL Group plans to boost its corporate value by targeting opportunities across the entire non-banking industry.

As a step in that direction, we are working to achieve the best mix for our business portfolio. Specifically, while aiming for stable growth in receivables in our unsecured loan business, we are planning to reduce the proportion of unsecured loans in our receivables portfolio to the 50% level. In contrast, we have positioned credit cards, small business loans, and home equity loans as fields for rapid growth, and are aggressively channeling our business resources to these areas.

Our policy for business alliances and mergers and acquisitions (M&A) is to proceed carefully with due consideration for the market environment and other circumstances.

Diversification of Receivables and the Risk Profile


(Billions of yen)
3,000
2,500
2,000
1,500
1,000
500
0
Unsecured loans
Home equity loans
Small business loans
Credit card receivables
Per-item shopping loans
Loan guarantees
Others
837
1,001
1,821
2,002
2,210
2,298
2,522
2,681
17.6%
82.4%
19.2%
80.8%
36.1%
63.9%
33.4%
66.6%
34.7%
65.3%
35.8%
64.2%
35.7%
64.3%
36.3%
63.7%
99/3
00/3
01/3
02/3
03/3
04/3
05/3
06/3

The Right Mix



This diagram shows the business domains of the AIFUL Group. Each group company is positioned relative to credit risk (vertical axis) and primary business category.
Below is an outline of AIFUL Group companies.

	SHARE OF RECEIVABLES (As of March 31, 2006)	BUSINESS CLASSIFICATION
AIFUL AIFUL CORPORATION	58.8%	Core business is unsecured loans. Other businesses are home equity loans, small business loans and loan guarantees through agreements with banks and other financial institutions.
LIFE 	29.1%	LIFE, a consumer credit and credit card company, became an AIFUL subsidiary in March 2001. The company's core business is credit cards.
BUSINEXT 	2.7%	BUSINEXT was formed in January 2001 by AIFUL and Sumitomo Trust & Banking for the purpose of offering small business loans.
City's 	2.5%	AIFUL acquired City's, a provider of small business loans, in October 2002.
TRYTO TRYTO	2.5%	TRYTO is a consumer finance company that was formed in April 2004 through the integration of three AIFUL subsidiaries: Happy Credit, Sinwa and Sanyo Shinpan.
Wide 	3.7%	AIFUL acquired Wide, a midsize consumer finance company, in June 2004. The core business is unsecured loans.

Lower risk

Consumer loan guarantee alliances with financial institutions

Small business loan guarantee alliances with financial institutions

id CREDIT CORPORATION


Life
CARD

Credit card shopping / Per-item shopping loans / Loan guarantees / Unsecured loans (LIFE Cash Plaza)

Businext

Small business loan joint venture with Sumitomo Trust & Banking Co., Ltd.

AIFUL CORPORATION

Unsecured loans / Home equity loans / Small business loans

TRYTO WIDE

PASSKEY TCM NET ONE CLUB CORPORATION

Unsecured loan subsidiaries


City's

Small business loans

Higher risk

Consumer Finance | Credit cards and "*Shinpan*" | Small business loans

Operating results by loan category are presented in the Management's Discussion and Analysis section that begins on page 27.

	OPERATING REVENUE (Millions of yen)	ORDINARY INCOME (Millions of yen)	NET INCOME (Millions of yen)	PAGE
04	334,977	98,932	53,086	
05	340,615	112,533	67,301	
06	343,515	94,632	50,381	▶▶▶ P.12
04	111,575	12,081	16,131	
05	121,972	16,524	10,679	
06	132,251	25,032	14,028	▶▶▶ P.14
04	3,014	−1,029	−1,036	
05	5,445	633	601	
06	8,635	1,533	2,425	▷▷▷ P.16
04	7,414	3,047	1,535	
05	9,579	2,585	1,494	
06	13,998	127	36	▷▷▷ P.18
04	—	—	—	
05	14,539	2,807	1,407	
06	16,238	3,594	1,828	▷▷▷ P.20
04	—	—	—	
05	23,312	1,692	361	
06	25,276	4,241	1,935	▷▷▷ P.21

AIFUL CORPORATION

AIFUL CORPORATION

Business Profile

AIFUL's loan businesses comprises unsecured consumer, home equity, and small business loans. Among other business, the Company has loan guarantee and credit card operations.

Consumer unsecured loans, AIFUL's core product in the consumer loan business, account for more than 70% of receivables. This proportion will decline in the future because the Company is pursuing a product diversification strategy that is giving top priority to home equity and small business loans.

Defining Characteristics

A major feature of AIFUL's operations is its emphasis on product diversification as a pillar of its management strategy. AIFUL is the only major consumer finance company in Japan offering home equity loans and small business loans in addition to its mainstay unsecured consumer loans.

AIFUL's product diversification strategy has three central objectives. The first objective is to consistently deliver stable earnings growth as Japan's consumer loan market matures. The second goal is attaining greater cost efficiency by marketing multiple products using the same offices and staff. The third target is diversification of business risk by avoiding risks associated with a loan portfolio that is excessively concentrated on a specific customer segment.

Strategies and Business Results

During the past fiscal year, AIFUL met the wide-ranging needs of its customers by continuing to offer its core unsecured consumer loans while pursing a production diversification strategy with such products as home equity and small business loans.

Unsecured Consumer Loans

The number of new loan applications for unsecured consumer loans fell 3.9%, to 520 thousand and the number of loan approvals decreased 1.6%, to 338 thousand. Despite these declines, there were signs of a recovery in the number of loan approvals in the second half. Moreover, the Company's aggressive use of banner advertisements on the Internet led to an increase in the acquisition of new customers over the Internet, which accounted for 14.7% of the total number of new customers, compared with 11.8% in the previous fiscal year.

Home Equity and Small Business Loans

There was a small decline of 1.2% in home equity loans to ¥341,152 million at the end of March 2006 because of a smaller number of customers. However, growth in small business loans continued as the balance increased 16.9% to ¥38,480 million.

AIFUL Loans Outstanding

(Millions of yen)


2,000,000
1,500,000
1,000,000
500,000
0
+2.7%
+1.4%
+2.8%
1,413,340
1,451,638
1,471,767
1,512,717
03/3
04/3
05/3
06/3
Unsecured loans
Home equity loans
Small business loans

Loan Guarantees

The Company furthered its development of the loan guarantee business as a new source of earnings during the past fiscal year. Loans guaranteed by AIFUL are mainly unsecured consumer loans and unsecured loans to business owners.

At March 31, 2006, the Company provided loan guarantee services to 44 companies for unsecured consumer loans and to 57 companies for unsecured loans to business owners. The balance of guarantees for partner financial institutions, etc. stood at ¥62,313 million, 44.3% higher than one year earlier.

Credit Cards

In November 2005, AIFUL introduced the JJ CLUB 100 Premium Card, which is issued jointly with Next Japan Inc. This company is the operator of JJ CLUB 100, Japan's first amusement facility chain to charge customers on a time basis rather than by individual amusement machine. The company has six million members.

Branch Network Expansion

AIFUL has expanded its service network by using the "*Suguwaza*" simple auto application machines, with these machines installed at 310 locations at the end of the fiscal year. Including the "*Suguwaza*" booths, the Company added 352 locations and closed 12, resulting in the total number of offices and "*Suguwaza*" booths at March 31, 2006 rising to 1,912. Of this total, 515 locations are manned and 1,397 are unmanned. AIFUL also continued to expand its cashing services channels. Based on tie-ups with 93 banks and 14 companies, customers can now access its services through a total of 86,639 CDs and ATMs, including AIFUL's own machines. The Company also makes efficient use of its network resources through agreements that allow 17 other companies to use its ATMs.

Business Results

As a result of these various measures, loans outstanding increased 2.8%, to ¥1,512,717 million and operating revenue rose 0.9% to ¥343,515 million. AIFUL believes this performance is attributable to further contributions to growth by its product diversification strategy.

Based on the requirements of the Japanese Institute of Certified Public Accountants and discussions with the Company's independent public accountant, AIFUL decided to recognize an allowance for losses on interest repayments as an operating expense. As a result, charge-offs and the provision for doubtful loans and receivables increased substantially. Actual interest repayments made were recorded as an extraordinary loss. Due to all these factors, ordinary income declined 15.9% to ¥94,632 million and net income fell 25.1%, to ¥50,381 million.

Initiatives and Outlook for Fiscal 2006

In the current fiscal year, AIFUL's chief priority is an early recovery of market confidence in its services following the administrative discipline in fiscal 2005. The Company is taking the matter extremely seriously and dedicating efforts to establishing a thorough compliance system to prevent reoccurrences.

The outlook for performance in the current fiscal year is for declines in revenue and earnings. Operating revenue is expected to fall because of a decrease in the number of new customers related to voluntary restraint in advertising and because of a decline in loans outstanding related to strict loan approval standards introduced to combat the multiple debt problem. Profits will contract because of higher expenses caused by the rising amount of interest repayments, the consistently high level of charge-offs and provisions for doubtful loans and receivable because of bad debt charge-offs related to interest repayment claims, a rise in financial expenses because of an increase in interest rates, and higher compliance-related expenses.

AIFUL forecasts that total receivables will decline 4.5% to ¥1,505,858 million; operating revenue will fall 6.2% to ¥322,368 million; ordinary income will decrease 31.3% to ¥65,000 million; and net income will drop 24.4% to ¥38,085 million.




Life
CARD

LIFE Co., Ltd.

The consumer finance loans and cash advances business provides consumers with unsecured credit card cash advances. It also is acquiring new customers by expanding the LIFE Card branch network with offices that prominently display the LIFE Card brands.

In fiscal 2005, LIFE's receivables accounted for 29.1% of the AIFUL Group's total receivables. LIFE also generated 24.1% and 19.7% of the AIFUL Group's operating revenue and ordinary income, respectively, making a strong contribution to the Group's progress toward offering a line of comprehensive financial services.

Business Profile

Credit card company LIFE became a wholly owned subsidiary of AIFUL in March 2001. This gave the AIFUL Group's comprehensive financial services strategy a boost with the addition of LIFE's core businesses of credit card shopping, per-item shopping loans, bank loan guarantees, and loans and credit card cash advances.

In the credit card shopping business, commissions on purchases from cardholders and affiliated retailers are the primary source of revenues. Affinity cards account for approximately 90% of cards issued.

The per-item shopping loan market has become smaller in recent years due to the greater use of credit cards for shopping. LIFE remains committed to providing this service to its customers.

In its loan guarantee business, LIFE leverages its credit evaluation system to provide guarantee services for the unsecured consumer loans of other financial institutions. This business is based on proprietary know-how and a sophisticated scoring system.

Defining Characteristics

LIFE's strengths include its superior know-how in making attractive proposals to its tie-up partners and its high profitability.

Newly issued affinity cards—the primary source of new credit cards at LIFE—have topped two million for four consecutive years. LIFE boasts a cumulative total of 13.09 million cardholders and a network of affiliated retailers and tie-up partners at more than 98 thousand locations.

LIFE's high profitability stems from its scoring system, which achieves risk control while also providing customers with high levels of credit. In addition, the company has channeled resources to highly profitable growth fields, such as credit cards and credit card cash advances, while reducing its receivables in fields such as auto loans and housing loans that are contracting and have low profit margins. The resulting improvements in its product mix have contributed significantly to LIFE's high profitability.

Changes in Business Portfolio


01/3
(Total Receivables Outstanding
606,313 million yen)
Downsizing businesses
40.2%
Growing businesses
31.8%
Holding businesses
28.0%
9.7%
10.4%
13.1%
21.4%
8.4%
9.0%
17.4%
10.6%


06/3
(Total Receivables Outstanding
779,560 million yen)
Downsizing businesses 9.5%
Growing businesses
44.7%
Holding businesses
45.8%
3.6%
1.2%
0.1%
4.6%
13.0%
23.6%
28.3%
22.2%
3.4%

Credit card shopping / Credit card cash advances / Bank loan guarantees (new products) / Cash Plaza / Per-item shopping loans / Partners (auto loans, etc.) / Housing loans / Bank loan guarantees (previous products) / Others

Strategies and Business Results

During the past fiscal year, LIFE redoubled its efforts to build up its core credit card business while continuing to strengthen and expand its other existing businesses.

Credit Cards

LIFE's goals in this business are to expand the scale of operations by raising the number of cardholders through a diversified affinity card alliance strategy and increasing use of its credit cards. The company also developed new affinity card alliances, built closer ties with existing partners, and pursued new business.

Per-item Shopping Loans

There have been cases in Japan of fraudulent per-item shopping loan sales to elderly people by home renovation companies. In response, LIFE is closely monitoring outstanding credit at affiliated retailers and has established stricter credit evaluation standards for affiliated retailers. In addition, actions were taken to increase the quality of per-item shopping loan receivables, including the cancellation of contracts with certain retailers that do not meet our credit standards. As a result, per-item shopping loan receivables decreased 6.8% to ¥192,198 million.

Loan Guarantees

LIFE formed new business alliances with 11 financial institutions, bringing the total number of companies using LIFE's loan guarantee services to 129. During the fiscal year, the company worked on improving the profitability of its loan guarantees outstanding by reducing its guarantees of low profitability loans and raising more profitable guarantees of bank loans.

Consumer Finance

LIFE opened 11 consumer finance offices during the fiscal year, raising the number of LIFE Cash Plaza locations to 210, comprised of 110 manned and 100 unmanned locations. To attract new customers, LIFE opened two new concept branches that take full advantage of the Life Card brand. In the future, the consumer finance business will continue its efforts to acquire new customers and increase receivables.

As a result, for the fiscal year ended March 2006, LIFE posted growth in sales and profits. Total receivables outstanding grew 3.7% to ¥779,560 million and operating revenues climbed 8.4% to ¥132,251 million. Ordinary income surged 51.5%, to ¥25,032 million, while net income jumped 31.4% to ¥14,028 million.

Initiatives and Outlook for Fiscal 2006

LIFE's fundamental growth strategy is to concentrate its resources on developing the credit card business while taking steps to improve the quality of its loan portfolio in other fields, such as per-item shopping loans, by further raising the efficiency of sales activities and adjusting the product mix. Through this process, the company is establishing a highly profitable structure.

As a member of the AIFUL Group, LIFE's emphasis in the current fiscal year will be on executing an even more powerful compliance program, including the provision of credit from the standpoint of customers based on stricter credit approval standards. LIFE will continue to bolster all aspects of its business, aiming to achieve its goal of a total of 20 million cards issued. This will provide ample volume for the company's credit card operations to take advantage of economies of scale as a financial services business.

For per-item shopping loans and other businesses, the company will target greater sales efficiency, seeking to improve the quality of its receivables.

Expenses will be higher in fiscal 2006. Financial expenses will increase along with interest rates, new branch development expenses will grow because of the expansion of the LIFE Card service network, and the conversion to IC cards will result in higher expenses. Nevertheless, LIFE expects receivables to increase, and plans to achieve growth in sales and profits.

LIFE predicts that total receivables will rise 3.6% to ¥807,663 million; operating revenue will climb 4.3% to ¥137,931 million; ordinary income will increase 9.9% to ¥27,500 million; and net income will rise 14.4% to ¥16,053 million. With this performance, LIFE will be making an even greater contribution to the AIFUL Group's comprehensive financial services strategy.


INTERNATIONAL
Life CARD GOLD
Life CARD
MasterCard


Businext

BUSINEXT CORPORATION

Business Profile

Established in January 2001, BUSINEXT is a joint venture owned 60% by AIFUL and 40% by Sumitomo Trust & Banking. The company combines the know-how of both partners in providing loans to moderate-risk sole proprietorships and owners of small and medium-sized businesses at interest rates of no more than 18%, as prescribed by the Interest Rate Restriction Law. During the five years since its establishment, BUSINEXT has made more than 40 thousand loans. Its loan portfolio is basically split equally between sole proprietorships and owners of small and medium-sized businesses.

The Moderate-risk Loan Market

It is estimated that of the approximately 7 million companies in Japan, nearly 80% are small and medium-sized business with annual sales of ¥150 million or less and under 20 employees. Because of the huge and rising funding needs among these businesses, there has been growing interest among banks of all types and sizes, including megabanks, in meeting these needs.

Despite this greater interest, banks still set the bar much too high for most of these enterprises. Among just a few of these restrictive conditions at banks, corporate loans typically start at ¥10 million and, to reduce default risks, banks require that companies be profitable. As a result, the actual market megabanks are serving is the low risk, middle market. The *shinkin* banks, credit associations and second-tier regional banks provide some funding for the moderate-risk market, but this funding is limited because it is generally not based on unsecured, non-guaranteed loans. For these reasons, the actual supply of loans from financial institutions is inadequate to meet the enormous demand for loans that still exists among small businesses.

BUSINEXT took up this opportunity to provide loans to the moderate-risk market at interest rates prescribed by the Interest Rate Restriction Law. BUSINEXT also believes that, from the point of view of the structural economic changes that are expected as Japan's economy recovers, the small and medium-sized business market has strong growth potential.

Defining Characteristics

BUSINEXT's business has many special features, ranging from the high-level of sales know-how developed over five years since its establishment, to the state-of-the-art scoring system for sole proprietorships and business owners. These features have enabled BUSINEXT to establish a unique business model built around unsecured, non-guaranteed loans.

Among other special features, BUSINEXT emphasizes speedy loans. Its core Card Loan is often extended on the same day as the application, while the Business Loan, another core product, can be approved in fewer than three days.

Another characteristic that clearly sets BUSINEXT apart from other specialists in small business loans is its reliance on direct mail rather than face-to-face sales activities. In the past fiscal year, each BUSINEXT employee managed 514 customer accounts through a network of only seven offices with 82 employees. The company leverages this highly efficient, low-cost structure to meet customers' needs for loans that have reasonable interest rates.

Business Results

BUSINEXT worked hard to expand its operations in fiscal 2004 through such measures as opening branches in Nagoya and Sendai. These efforts resulted in the company posting profits for the first time since its establishment. By opening a branch in Fukuoka in the previous fiscal year, the company has built a structure to serve the financing needs of sole proprietorships and small business owners in the areas around major cities in Japan. The company has also opened new concept sales offices in Niigata and Utsunomiya that rely on directly visiting customers, setting the stage for developing the market further. In November 2005, BUSINEXT took several steps to strengthen operations. The company revised its scoring system based on the past five years of data to further improve loan portfolio quality. In another move, BUSINEXT refined its highly original business model for providing unsecured and non-guaranteed small business loans.

As a result, for the fiscal year ended March 2006, BUSINEXT scored impressive gains, sharply increasing its contribution to consolidated performance. The number of new accounts totaled 15 thousand, up 10.1% from the previous fiscal year, and loans outstanding soared 53.5% to ¥73,110 million. Despite this growth, the ratio of bad debt charge-offs declined by 0.4 percentage points from 3.3% to 2.9%. Reflecting the rise in loans outstanding, operating revenue jumped 58.6% to ¥8,635 million. Further gains in cost efficiency due to the company's low cost operations supported a 142.1% surge in ordinary income to ¥1,533 million, while net income advanced 303.3% to ¥2,425 million.

Initiatives and Outlook for Fiscal 2006

As the frontrunner in the high-growth potential moderate-risk business loan market, BUSINEXT will redouble its efforts to improve its earning power and degree of customer satisfaction as well as develop its brand image. To control these business activities, the company aims to establish a commensurate compliance capability. For network expansion, BUSINEXT will continue to consider opening more branches, primarily in major cities. To improve services, the company will be taking such measures as its ATM tie-up with Seven Bank, Ltd.

Although there are various factors affecting performance in the current fiscal year that are difficult to predict, BUSINEXT will be aiming for growth in sales and profits. The company estimates that loans outstanding will grow 33.8% to ¥97,848 million, operating revenue will climb 40.3% to ¥12,114 million, and ordinary income will rise 41.0% to ¥2,161 million.


Loans Outstanding and New Loans
(Millions of yen)
(Thousands)
80,000
60,000
40,000
20,000
0
20
15
10
5
0
+53.5%
+72.6%
+79.2%
+89.7%
02/3
03/3
04/3
05/3
06/3
Loans outstanding
New loans




City's

City's Corporation

Business Profile

City's was acquired by AIFUL in October 2002. This company specializes in business and home equity loans to sole proprietorships and small and medium-sized businesses in the high-risk category.

City's office network is located mainly in western Japan and the Tokyo area, but the company is accelerating its network development in Hokkaido, Tohoku and other regions. At March 31, 2006, City's had a total of 63 offices. The composition of the company's loan portfolio is 86% business loans and 14% home equity loans.

The High-Risk Small Business Loan Market

In the field of loans for high-risk sole proprietorships and small and medium-sized businesses, the outstanding loans of other major lenders fell sharply about seven years ago after the discovery of abusive lending practices in this sector of the loan business. Banks and other financial institutions provide only a very small amount of financing to these businesses. As a result, there is not a sufficient supply of loans to meet the high volume of demand. However, high-risk business loans by other large companies in this sector are increasing steadily. This growth is proof of the solid demand for loans among sole proprietorships and small and medium-sized businesses.

Consequently, this is a market that has substantial growth potential while being largely immune to excessive competition. City's is taking aggressive measures to expand its operations while conducting a suitable risk management program.

Defining Characteristics

City's has an attractive lineup of loans designed to be easy to use from the customer's perspective. These loans meet the requirements of small and medium-sized companies unable to obtain satisfactory financing from other sources due to credit risk and other issues.

The main product offered by City's is the Business Loan, an unsecured loan with interest rates within the range (29.2%) allowed by the Capital Subscription Law. This loan takes advantage of City's outstanding know-how in the investigation of guarantors. Due to this expertise, bad debt charge-offs for Business Loan receivables is in the extremely low 3% range.

In addition, City's has used AIFUL know-how to establish a system for selling to sole proprietorships the home equity loan. This product is currently about 14% of total loans at City's. In October 2005, the company introduced its Super Business Loan to further broaden its product lineup. This loan enables a business to obtain low interest rates without the need for a guarantor. This product has been popular, and solidified City's reputation for wanting and being able to serve the needs of this loan segment.

Business Results

In the fiscal year that ended March 2006, City's focused on building a quality clientele by combining all its personnel and sales know-how into a sales manual and making maximum use of the manual in sales activities. A number of factors contributed to the continued high growth in loans outstanding, which jumped 48.6% to ¥67,857 million. Among them were an improvement in business sentiment among small and medium-sized companies as Japan's economic rebound gained momentum, City's continued accelerated expansion of its branch network, and the strong support in the market for Super Business Loan, the company's low interest rate loan. Reflecting this growth, operating revenue increased 46.1% to ¥13,998 million.

It was a different story with expenses, which rose because of up-front investments in branch network development and growth in the workforce. In addition, there was a hike in the provision for allowance for bad debt in response to a January 2006 decision by the Supreme Court of Japan resulting in the company having to take a more conservative stance regarding its allowances for bad debt. Consequently, ordinary income fell 95.1% to ¥127 million and net income dropped 97.5% to ¥36 million.

Initiatives and Outlook for Fiscal 2006

City's will remain focused on the important task of strengthening its sales base. To do this, it will continue establishing contact with many small and medium-sized business owners, maintaining high operating efficiency, and reinforcing personnel education and training programs.

In its product strategies, City's will change the mix of its loan portfolio by pushing sales of its Super Business Loan, which provides interest rates within the range allowed under the Interest Rate Restriction Law and by raising the loan approval standards. The company will also strive to build a more powerful operating base by establishing a compliance structure commensurate with its growth and by improving the skills of its personnel.

In the fiscal year ending March 2007, City's expects that its pace of growth in outstanding loans will decline because of stricter credit evaluation standards. The company foresees that loans outstanding will expand 4.3% to ¥70,778 million and operating revenue will climb 6.2% to ¥14,864 million. However, ordinary income will rise following last year's decline, advancing 78.0% to ¥226 million, and net income will rebound 236.1% to ¥121 million.

Loans Outstanding and New Loans


(Millions of yen)
(Thousands)
80,000
60,000
40,000
20,000
0
20
15
10
5
0
+48.6%
+46.3%
+7.0%
03/3
04/3
05/3
06/3
Loans outstanding
New loans






TRYTO
TRYTO
CORPORATION

Multiple Brand Consumer Finance Loans

The AIFUL Group is employing a multiple brand method within its comprehensive financial services strategy to achieve stable growth in the consumer finance loan business. The Group has turned to this measure in view of the intensified competition in the market, which has made it difficult to attain growth in the number of new customers. In response, the AIFUL Group is planning to boost growth by developing multiple brands, thereby expanding its customer acquisition channels.

In addition to its core AIFUL and LIFE brands, the Group has used an M&A strategy to acquire such brands as Wide, TRYTO, TCM, Passkey and other middle-market consumer finance companies. As new members of the AIFUL Group, these companies are now putting their efforts behind the Group's business growth strategies.

As a result, the Group has reached its new customer growth targets despite the further ramping up of competition, providing evidence that the multiple-brand concept is contributing substantially to the comprehensive financial services strategy. In the future, the Group expects that the diversification of the customer base for consumer finance companies will progress as companies form relationships with more customer segments. Amid these circumstances, AIFUL is confident that its multiple brand strategy will continue to produce results.



Business Profile

TRYTO CORPORATION, a wholly owned subsidiary, was formed in April 2004 through the integration of three AIFUL consumer finance subsidiaries: Happy Credit, Sinwa and Sanyo Shinpan.

TRYTO's current growth strategies are to target highly efficient sales operations while making use of the AIFUL Group's know-how and synergies in developing its products and its sales and personnel systems.

Business Results

In the fiscal year ended March 2006, TRYTO used its new office in Fukuoka as a base to develop a full-scale network in Kyushu, adding offices in Kagoshima, Oita, and Nagasaki. With the wider base provided by a total of 11 offices, the company is now prepared to achieve further growth and more efficient sales operations.

Receivables grew 14.5% to ¥66,544 million; operating revenue advanced 11.7% to ¥16,238 million; ordinary income climbed 28.0% to ¥3,594 million; and net income rose 29.9% to ¥1,828 million.

Initiatives and Outlook for Fiscal 2006

In the fiscal year ending March 2007, TRYTO plans to diversify and strengthen its loan portfolio. In addition, the company will implement stricter credit evaluation standards and conduct an extensive compliance program.

In consideration of the business environment and its business policies, TRYTO estimates that operating revenue will increase 2.4% to ¥16,634 million but ordinary income and net income will fall 46.5% to ¥1,923 million and 45.2% to ¥1,002 million, respectively.


WIDE

Wide Corporation

Business Profile

Wide is primarily engaged in the provision of unsecured loans to individuals in the high-risk segment. The company was acquired by AIFUL in June 2004 and is now a consolidated subsidiary. At March 31, 2006, Wide had 34 offices and 261 unmanned locations, a total of 295 locations. A midsize consumer finance company operating mainly in eastern Japan, Wide has minimal overlap with the operations of TRYTO, which is active primarily in western Japan, making possible highly productive sales activities.

Business Results

In fiscal 2005, Wide continued its efforts to develop efficient sales operations chiefly in eastern Japan. In October 2005, the company began handling home equity loans.

Receivables rose 4.8% to ¥99,890 million, including ¥6,575 million of off-balance-sheet receivables that were securitized and sold. Operating revenue increased 6.8%, to ¥25,276 million. Ordinary income was up 150.7% to ¥4,241 million due to the increase in the provision for bad debt charge-offs and the extraordinary loss recorded during the prior fiscal year. Similarly, net income jumped 436.0% to ¥1,935 million.

Initiatives and Outlook for Fiscal 2006

In the fiscal year ending March 2007, similar to TRYTO's strategies, Wide is aiming to heighten its presence in the second market for consumer finance loans. To that end, the company is concentrating on implementing stricter credit evaluation standards, diversifying its products, capturing Group synergies, and establishing a thorough compliance capability.

Taking into account the business environment and its business policies, Wide predicts that operating revenue will decrease 5.2% to ¥23,971 million and ordinary income will decline 16.6% to ¥3,538 million. Net income, however, is expected to edge forward 1.7% to ¥1,967 million.

Others

TCM. Co. Ltd.

In February 2005, AIFUL purchased TCM. Co. Ltd., a midsize consumer finance company active mainly in Nagano Prefecture that became insolvent in March 2004. In April 2004, with the approval of the Tokyo District Court, AIFUL signed a sponsorship contract with the bankruptcy trustee of TCM. Work is now under way to restore TCM to financial health as quickly as possible. At the end of March 2006, TCM had receivables of ¥9,660 million.

Passkey Co., Ltd.

In March 2005, following the acquisition of TCM, AIFUL acquired Passkey Co., Ltd., which operates a consumer finance business in Hokkaido. The company was included in the scope of consolidation for the first time in the past fiscal year, and had loans outstanding of ¥7,325 million at March 31, 2006.

Under its comprehensive financial services strategy, the AIFUL Group is using aggressive investments through M&A activities to achieve maximum return from its consumer finance business. As the leading consumer finance brands in their respective regional markets, TCM and Passkey will aim to raise operating efficiency and benefit from synergies as members of the AIFUL Group. Through this process they intend to steadily increase their contributions to consolidated performance.

Internet Loan Specialist Companies

In February 2006, the AIFUL Group established two Internet loan specialist companies, id CREDIT CORPORATION and NET ONE CLUB CORPORATION, for the purpose of using IT technology to cater to the diverse needs of customers. The two companies plan to conduct low-cost operations with small workforces by offering unsecured loans exclusively through the Internet rather than at conventional branches.

The AIFUL Group CSR Framework

—Enabling Sustainable Growth

Guided by its corporate philosophy "Win the good favor of society," the AIFUL Group seeks to be a trustworthy and creative comprehensive financial services group that carries out its operations based on a policy of "Customers come first." To translate our corporate philosophy into actions, all employees of the AIFUL Group must perform their work with an awareness of social obligations. With this in mind, the Group has a corporate governance framework, a compliance system and other components that provide the basis for achieving sustainable growth while serving as a responsible corporate citizen.

The diagram below presents the structure of AIFUL's corporate governance, information disclosure, business execution, administration, internal control and risk management systems.



Shareholders' Meeting
Independent Accountant
Audits
Board of Directors (meets weekly)
Directors (term of one year)
Audits
Board of Corporate Auditors
Corporate Auditors 4 individuals (including 2 external auditors)
Discussions
Reporting
Management Supervision
Investigate
Reporting
Group Compliance Committee
Compliance Committee
Chairman: AIFUL representative director
Members: Includes external attorneys
Project to Restore Public Trust
Feedback
Guidance Supervision
Loan Business Division
Head Office Units
Management Planning Division
(Risk Management Committee)
(Information Management Office)
Business Administration Department
Corporate Management Department
Group Audit Office
Collaboration
Compliance Office
Information Collection
Loan Business Department
Inspection Department
(Includes audits of group companies)
Internal Audits
Branch Office Group
Support
Contact Center
Counseling Center
Investors and Others
Opinions of Investors and Others
Investor Relations Office
Timely Disclosure
Comply With Media or Research Meeting Requests
Public Relations Department
Fund Procurement
Finance Headquarters
Information Sharing
Group Internal Audits and Cooperation
Personnel Division
Training
Loan Recovery Department
Legal Department (Customer Service Center)
Guidance/ Training
Guarantee Business Department
Internal Reporting System (Hotline)
Employees
Consultations/ Replies
Participation/Advice
External Attorneys
Audits
Group Companies
Directors of Group Companies
Audits
Corporate Auditors of Group Companies
Questions/Consultations/Complaints
Customers

Corporate Governance

AIFUL's basic concept is to strive to improve corporate governance to support the realization of our corporate vision. We also aim to work for the benefit of all as well as the implementation of our "Customers come first" policy. Embedded within that concept is our goal of maintaining a good relationship with society and achieving co-existence and co-prosperity.

Based on that policy, we establish systems strategically designed to enable and improve rapid decision-making in our business operations, auditing of our business management, compliance, and timely disclosure.

To facilitate rapid decision-making, the board of directors of AIFUL and LIFE meet every week (directors of other Group companies meet monthly) to fully discuss and verify strategies for business issues and opportunities faced by their respective companies and make speedy business decisions.

Audit System

AIFUL has adopted a corporate audit system comprised of four corporate auditors, two of whom are from outside the Group, to supervise management of the company. The auditors attend weekly meetings of the Board of Directors as well as regularly sitting in on other important meetings and auditing business processes to prevent the occurrence of risks. In addition, the corporate auditors work to improve the corporate governance system by maintaining a close relationship with management by exchanging opinions at regularly scheduled meetings to submit reports to the representative directors.

Use of Outside Corporate Auditors

Masanobu Hidaka has worked at the Ministry of Finance and JNR Settlement Corporation as well as serving as the principal of the National Tax College and the governor of the Environmental Business Association. His areas of expertise include law, accounting, and business management. AIFUL nominated Mr. Hidaka with the expectation that he would bring his business experience and public and government-oriented perspective to the Company's auditing process.

Yoshitaka Ebisuzaki served as head of the research department and a branch manager of the Sumitomo Trust & Banking Co., Ltd. and as a managing director of IGF Co., Ltd. In addition to his business management experience, he has a wealth of experience and expertise in the finance field. AIFUL nominated Mr. Ebisuzaki for election as a corporate auditor to utilize his perspective of not only the loan business, but also the broader financial services business in the Company's auditing process.

Remuneration for Directors and Corporate Auditors

Remuneration for AIFUL directors and corporate auditors for the fiscal year that ended in March 2006 was as follows:

(Millions of yen)

Remuneration for directors (17 individuals)	474
Remuneration for corporate auditors (4 individuals)	64
Total	539

Remuneration for Independent Accountant

Remuneration for the AIFUL Group's independent accountant for the fiscal year that ended in March 2006 was as follows:

(Millions of yen)

Contractual payments for audit certification	93
Other payments	12
Total	106

Compliance

To expand our compliance capabilities, we have established an Inspection Department for internal audits and a Legal Department for preventative legal oversight. These two departments cooperate in our pursuit of legal compliance. In addition, in April 2002, we established the Compliance Committee as an advisory body to the Board of Directors. The Compliance Committee, which includes lawyers and other members from outside the Company, meets monthly to examine risk-related data, preventive measures involving risks, and employee training programs in line with committee policies, and take other actions to enhance the company-wide compliance system. To further boost our compliance capabilities and to promote appropriate corporate ethics, we established a Compliance Office. This office is dedicated to the continued investigation and analysis of compliance throughout the Company. On October 1, 2005, we formed the Group Compliance Committee to promote the sharing of an integrated set of corporate ethics throughout the Group and to establish a Group compliance system. The compliance committees of the other members of the AIFUL Group fall under the authority of the Group Compliance Committee.

To promote a common set of corporate ethics, we prepared and distributed AIFUL Group Ethical Guidelines to all employees. In addition, we have set up various hotlines for reporting violations of our code of ethics related to personnel and in-house administration, for legal compliance matters, and for sexual and other harassment complaints. We also established internal rules for reporting these violations.

Strengthening Disclosure

Our basic policy for strengthening disclosure is to make effective use of the external check system by appropriately disclosing business information and by implementing corporate governance that is transparent and effective. AIFUL carries out a variety of activities to ensure timely and easy-to-understand disclosure. We issue many types of materials, including press releases, and offer access to our "*tanshin*" reports, financial data books, annual reports, and other materials on our IR Web site. We hold information meetings in Japan and overseas for the media, investors, and securities analysts. We also comply with requests from the media, securities analysts and others for meetings. We report opinions or requests of investors regarding management and other feedback on a regular basis to the President, Board of Directors, and managers of each division to be incorporated in improvements of the disclosure system.

We have taken various steps to ensure the suitability of the timely financial information provided by the Company over and above the verification procedures of the accounting department and the audits of the independent public accountant in accordance with the Commercial Code and the Securities and Exchange Law. Accounting functions, handled by the accounting department, are separate from management accounting functions, which are performed by the Management Planning Division. This structure makes effective use of the double-checking process. Furthermore, before financial information is disclosed, it is checked for accuracy by the appropriate sections of the Investor Relations Office and Public Relations Department, Legal Department, and Management Planning Division.

Risk Management and Handling of Personal Information

The Risk Management Committee, which is part of the Management Planning Division, takes the lead in gathering information on existing and potential risks at the company. The committee works with the Investor Relations Office, Public Relations Department, Legal Department and other units to maintain a crisis management system. To prepare for the April 1, 2005 full enforcement of Japan's Personal Information Protection Law, AIFUL started a personal information protection project in April 2004. This project conducted a comprehensive review of safety management systems, from the standpoints of personnel, organization, and technology, for the purpose of ensuring the proper handling of personal information and preventing unauthorized access to this information.

AIFUL also has established an action plan to be prepared for the occurrence of problems associated with personal information or corporate information. In addition, an information contingency plan has been established. Primarily the responsibility of the Information Management Office within the Management Planning Division, this plan provides for quick and appropriate responses in the event of an emergency.

Employee Education and Hotlines

The AIFUL Group has published and distributed its AIFUL Group Ethical Guidelines to all Group employees. We also have a hotline to the Personnel Division and Inspection Department for reporting violations of ethics and providing advice. In addition, a Customer Service Center has been set up within the Legal Department, providing quick responses to questions and complaints from customers. The center also provides guidance and training to sales departments, works closely with the Compliance Committee to enhance customer satisfaction and builds a more powerful legal compliance system. In June 2003, a compliance hotline was set up and internal rules for reporting compliance violations established to prevent violations of laws, regulations, and internal rules.

Corporate Citizenship

Based on the corporate philosophy "Win the good favor of society," the AIFUL Group sponsors and supports many activities, with a particular focus on sporting events. During the fiscal year, AIFUL became an official sponsor of the International Judo Federation's 2005 qualifying tournament. The Company also took part in the Awajishima Women's Relay Race, and was a special sponsor of the All-Japan University Women's Invitational Relay Race. Events in which LIFE participated as part of its corporate citizenship program included sponsorship of the LIFE Card Cup: Real Madrid World Tour 2005 in Japan and the LIFE Card Ladies Golf Tournament 2006.

Sponsorship of the International Judo Federation's 2005 qualifying tournament

AIFUL was an official sponsor of the 2005 World Judo Championships and the World Judo National Teams Tournament, both of which were held in September 2005. These events attracted about 500 top athletes, both men and women, who competed in eight categories.



アイフル
アイフル





Life CARD LADIES ライフカード

Sponsorship of the LIFE Card Ladies Golf Tournament 2006

LIFE sponsored the LIFE Card Ladies Golf Tournament 2006 held in April 2006. The tournament is officially endorsed by the Ladies Professional Golf Association (LPGA) of Japan, an organization committed to contributing to society through golf.

Sponsorship of the 3rd All-Japan University Women's Invitational Relay Race

AIFUL has extended support as a special co-sponsor to the All-Japan University Women's Invitational Relay Race each year since its inception three years ago. The third race was held in February 2006. AIFUL will continue to provide support to this event, which provides opportunities for young racers to aim for even higher goals.



Charitable Contribution Cards

LIFE issues a number of cards in which a portion of purchases is directed to a particular charity.



Life CARD
5452 8512 3456
MasterCard

Guide Dog & Service Dogs Association of Japan Life Card



INTERNATIONAL
MAKE-A-WISH.
Make-A-Wish of Japan
Life CARD
5452 8501 1234
LIFE
MAKE A WISH
MasterCard

Make-a-Wish Life Card



JAPAN PARALYMPIC
INTERNATIONAL
Life CARD

JAPAN PARALYMPIC Life Card

Board of Directors

AIFUL CORPORATION (As of June 27, 2006)

President and CEO and Representative Director	Yoshitaka Fukuda	Directors	Yasutaka Fukuda Yoshimasa Nishimura Koji Imada Masami Munetake Masayuki Sato Hiroshi Abe Kazumitsu Oishi Kazuyoshi Wakamatsu Yasuo Hotta Akira Takami Tsuguo Nakagawa	Standing Corporate Auditors	Masanobu Hidaka Yoshitaka Ebisuzaki Sadayuki Matsuoka
Senior Managing Director and Representative Director	Taichi Kawakita			Corporate Auditor	Yoshinobu Azuma
Managing Directors	Shintaro Hashima Tsuneo Sakai Nobuyuki Wakuta Yoshinobu Takaishi				

LIFE Co., Ltd. (As of June 27, 2006)

Chairman	Yoshitaka Fukuda	Directors	Fuminori Koizumi Seiji Yamada Tetsuya Goto Toshiki Yamanishi Toshihiko Nakamoto Yoshinobu Takaishi Akihiko Okazaki Nobuyuki Wakuta	Standing Corporate Auditor	Kunio Takahashi
Vice-Chairman	Makoto Iwai			Corporate Auditors	Yoshitaka Ebisuzaki Minoru Shimamura
President	Kazuyuki Isono				
Senior Managing Director	Masayuki Sato				
Managing Director	Syouichiro Nakata				

Management's Discussion and Analysis

Contents

Page

Note: Figures in the financial section are based on audited *English-language statements*. Figures in the feature section and review of operations are based on Japanese financial statements. Due to certain reclassifications, some figures and items do not match.

Six-year Summary

AIFUL Corporation and Consolidated Subsidiaries Years ended March 31	2001	2002	2003
FOR THE YEAR:			
Total income	281,719	400,014	451,168
Total expenses	189,145	338,166	343,715
Credit costs	59,194	42,576	138,479
Income before income taxes and minority interests	92,574	61,848	107,453
Income taxes	44,371	27,385	47,426
Deferred income taxes	(1,833)	(8,908)	(10,129)
Net income	48,253	35,064	59,911
AT YEAR-END:			
Loans	1,261,042	1,482,796	1,670,782
Bad debts	79,913	94,854	120,399
Loans in legal bankruptcy	13,071	16,457	20,830
Nonaccrual loans	25,644	28,723	39,897
Accruing loans contractually past due three months or more as to principal or interest payments	7,196	11,945	16,503
Restructured loans	34,002	37,729	43,169
Total assets	1,865,537	2,029,634	2,282,113
Allowance for bad debts	98,395	109,337	132,130
Total liabilities	1,557,838	1,604,780	1,792,093
Interest-bearing debt	1,239,265	1,344,273	1,504,969
Minority interests	1,149	3,511	4,029
Total shareholders' equity	306,550	421,343	485,991
PER SHARE DATA (YEN):			
Basic net income	379.54	260.00	425.06
Diluted net income	–	–	–
Total shareholders' equity	2,407.83	3,015.34	3,428.97
Cash dividends	50	50	60
RATIO (%):			
Shareholders' equity ratio	16.4	20.7	21.3
ROE	15.7	9.6	13.2
ROA	2.6	1.8	2.8
OTHER DATA:			
Number of shares outstanding at year-end	84,876,000	93,376,000	94,690,000
Number of employees at year-end	5,750	5,810	6,123

(Reference)	2001	2002	2003
Operating Revenue	280,656	397,162	449,458
Ordinary Income	103,533	105,067	111,797

(Millions of yen)

2004	2005	2006
479,473	520,737	548,818
375,659	391,295	436,045
157,349	155,466	166,047
103,814	129,442	112,773
41,016	53,015	45,375
(5,158)	11,990	(145)
62,548	75,723	65,827
1,786,940	1,995,622	2,124,017
149,826	175,136	203,800
28,637	31,020	33,446
52,452	60,283	80,721
17,820	21,049	27,564
50,917	62,784	62,069
2,332,761	2,574,286	2,790,969
145,757	159,483	171,715
1,780,575	1,951,548	2,102,310
1,513,812	1,673,458	1,792,746
4,682	5,385	6,965
547,504	617,353	681,694
440.65	533.57	464.84
–	533.53	464.69
3,863.06	4,358.69	4,813.45
60	60	60
23.5	24.0	24.4
12.1	13.0	10.1
2.7	3.1	2.5
94,690,000	142,035,000	142,035,000
5,969	6,510	6,675

(Millions of yen)

2004	2005	2006
473,458	518,416	549,548
112,446	135,294	126,964

Notes

1. On May 22, 2000, each common, par value share held as of March 31, 2000, was split into 1.5 shares according to the provisions of Article 218 of the Japanese Commercial Code. As a result, the outstanding stock volume increased by 28,051,500 shares. Net income per share for the fiscal year through March 2001 was calculated as if the stock split had been implemented at the beginning of the term.
2. On June 1, 2000, 721,500 new shares were issued through an exchange of shares agreement concluded with Sinwa Co., Ltd.
3. On August 25, 2001, 3,500,000 new shares were issued through a domestic public offering, while 5,000,000 new shares were issued through an overseas public offering, primarily in Europe.
4. On October 1, 2002, 1,314,000 new shares were issued through an exchange of shares agreement concluded with City Green Corporation in connection with the October 2002 acquisition of City's, a small business loan company.
5. Starting in 2003, shareholders' equity per share, net income per share, and diluted net income per share were calculated based on the Accounting Standard for Earnings Per Share (Accounting Standard No. 2) and the Implementation Guidance for Accounting Standard for Earnings Per Share (Implementation Guidance for Accounting Standard No. 4).
6. On May 23, 2005, each common, par value share held as of March 31, 2005, was split into 1.5 shares according to the provisions of Article 218 of the Japanese Commercial Code. As a result, the outstanding stock volume increased by 47,345,000 shares.
7. Net income and total shareholders' equity per share for all the fiscal years shown in the table through March 2005 were calculated as if the May 23, 2005 stock split had been implemented at the beginning of the term.

AIFUL Group

TOTAL RECEIVABLES OUTSTANDING


(Millions of yen)
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
02 03 04 05 06
Unsecured
Small Business
Per-item Shopping Loans
Home Equity
Credit Card Shopping Loans
Loan Guarantees

(Millions of yen)

	[illegible]	[illegible]	[illegible]	[illegible]	2006
Total Receivables Outstanding	2,002,499	2,210,889	2,298,444	2,522,579	2,681,746
Loans	1,635,954	1,833,702	1,907,655	2,095,202	2,232,418
Unsecured	1,332,218	1,442,980	1,477,430	1,622,032	1,708,119
Home Equity	278,893	325,437	346,183	352,214	357,025
Small Business	24,843	65,285	84,042	120,956	167,274
Credit Card Shopping Loans	61,687	64,117	71,528	79,623	101,135
Per-item Shopping Loans	164,715	184,324	185,650	206,348	183,907
Loan Guarantees	140,143	128,745	133,610	141,407	153,767

TOTAL INCOME / NET INCOME


(Millions of yen)
600,000
500,000
400,000
300,000
200,000
100,000
0
80,000
60,000
40,000
20,000
0
02 03 04 05 06
Interest on Loans
Per-item Shopping Loans
Other
Credit Card Shopping Loans
Loan Guarantees
Net Income

(Millions of yen)

	[illegible]	[illegible]	[illegible]	[illegible]	2006
Total Income	400,014	451,168	479,473	520,737	540,818
Interest on Loans	359,318	406,484	429,513	466,430	491,358
Unsecured	311,910	348,887	358,142	387,839	405,308
Home Equity	43,150	47,650	55,022	56,531	56,144
Small Business	4,257	9,945	16,348	22,059	29,904
Credit Card Shopping Loans	6,742	7,878	8,140	9,091	11,275
Per-item Shopping Loans	10,353	15,179	15,508	17,201	17,676
Loan Guarantees	4,076	4,133	5,562	7,088	8,668
Other	19,525	17,494	20,750	20,927	19,841
Net Income	35,064	59,911	62,548	75,723	65,827

TOTAL ASSETS / ROA


(Millions of yen / %)
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
4
3
2
1
0
02 03 04 05 06
Total Assets
ROA

(Millions of yen / %)

	[illegible]	[illegible]	[illegible]	[illegible]	2006
Total Assets	2,029,634	2,282,113	2,332,761	2,574,286	2,790,969
ROA (%)	1.8	2.8	2.7	3.1	2.5

ROA=Net Income / Total Assets (average) x 100 (%)

TOTAL SHAREHOLDERS' EQUITY / ROE

(Millions of yen / %)
800,000
600,000
400,000
200,000
0
20
15
10
5
0
02 03 04 05 06
Shareholders' Equity
ROE

(Millions of yen / %)

	2002	2003	2004	2005	2006
Total Shareholders' Equity	421,343	485,991	547,504	617,353	**681,694**
ROE (%)	9.6	13.2	12.1	13.0	**10.1**

ROE=Net Income / Total Shareholders' Equity (average) x 100 (%)

AVERAGE RATE OF BORROWINGS

(%)
3
2
1
02 03 04 05 06
Average Rate of Borrowings
Indirect
Direct

(%)

	2002	2003	2004	2005	2006
Average Rate of Borrowings	2.04	1.78	1.72	1.60	**1.55**
Indirect	2.52	1.97	1.86	1.68	**1.71**
Direct	1.54	1.57	1.55	1.48	**1.33**
Long-Term Prime Rate (reference)	2.30	1.50	1.65	1.65	**2.10**
Share of Indirect	51.8	53.5	56.2	60.2	**56.8**
Share of Direct	48.2	46.5	43.8	39.8	**43.2**

NUMBER OF CUSTOMER ACCOUNTS

(Thousands)
4,000
3,000
2,000
1,000
0
02 03 04 05 06
Unsecured
Home Equity
Small Business

(Thousands)

	2002	2003	2004	2005	2006
Number of Customer Accounts	3,336	3,521	3,520	3,796	**3,898**
Unsecured	3,241	3,389	3,366	3,618	**3,694**
Home Equity	75	87	94	99	**104**
Small Business	19	45	59	77	**99**
Credit Card Holders	8,835	9,837	11,051	11,967	**13,096**
Per-item Shopping Loans Accounts	645	697	740	809	**634**

AIFUL

LOANS OUTSTANDING

(Millions of yen)



1,600,000
1,200,000
800,000
400,000
0
02 03 04 05 06
Unsecured
Home Equity
Small Business

(Millions of yen)

	2002	2003	2004	2005	2006
Loans Outstanding	1,313,690	1,413,340	1,451,638	1,471,767	1,512,717
Unsecured	1,019,293	1,068,151	1,081,058	1,093,663	1,133,083
Home Equity	277,671	322,840	342,637	345,180	341,153
Small Business	16,726	22,349	27,943	32,924	38,481

TOTAL INCOME / NET INCOME

(Millions of yen)



400,000
300,000
200,000
100,000
0
100,000
75,000
50,000
25,000
0
02 03 04 05 06
Unsecured
Home Equity
Small Business
Other
Net Income

(Millions of yen)

	2002	2003	2004	2005	2006
Total Income	311,843	330,147	340,224	347,157	350,933
Interest on Loans	296,034	315,600	326,979	330,529	333,541
Unsecured	249,088	263,262	265,959	266,930	269,986
Home Equity	43,054	47,483	54,663	55,875	54,560
Small Business	3,891	4,854	6,355	7,722	8,994
Other	15,809	14,547	13,245	16,628	17,392
Net Income	38,349	55,318	53,086	67,301	50,382

TOTAL ASSETS / ROA

(Millions of yen / %)



2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
4
3
2
1
0
02 03 04 05 06
Total Assets
ROA

(Millions of yen / %)

	2002	2003	2004	2005	2006
Total Assets	1,740,868	1,906,212	1,870,076	2,033,547	2,204,483
ROA (%)	2.3	3.0	2.8	3.4	2.4

TOTAL SHAREHOLDERS' EQUITY / ROE

(Millions of yen / %)



800,000
600,000
400,000
200,000
0
20
15
10
5
0
02 03 04 05 06
Total Shareholders' Equity
ROE

(Millions of yen / %)

	2002	2003	2004	2005	2006
Total Shareholders' Equity	420,493	470,834	522,905	584,308	632,917
ROE (%)	10.6	12.4	10.7	12.2	8.3

AVERAGE INTEREST RATIO



(%)
30
20
10
0
02 03 04 05 06
Average Interest Ratio
Unsecured
Home Equity
Small Business

(%)

	2002	2003	2004	2005	2006
Average Interest Ratio	23.9	23.2	22.8	22.6	22.4
Unsecured	25.7	25.2	24.8	24.6	24.2
Home Equity	17.1	15.8	16.4	16.3	15.9
Small Business	26.9	24.8	25.3	25.4	25.2

NUMBER OF CUSTOMER ACCOUNTS



(Thousands)
2,500
2,000
1,500
1,000
500
0
02 03 04 05 06
Unsecured
Home Equity
Small Business

(Thousands)

	2002	2003	2004	2005	2006
Number of Customer Accounts	2,244	2,284	2,246	2,214	2,107
Unsecured	2,155	2,180	2,131	2,091	2,057
Home Equity	75	87	93	98	101
Small Business	13	17	21	24	27

NEW ACCOUNTS



(Accounts)
500,000
400,000
300,000
200,000
100,000
0
02 03 04 05 06
Unsecured
Home Equity
Small Business

(Accounts)

	2002	2003	2004	2005	2006
New Accounts	496,065	440,254	388,036	376,024	370,593
Unsecured	462,436	405,275	355,619	343,536	338,052
Home Equity	27,307	27,542	24,222	23,405	23,258
Small Business	6,322	7,437	8,195	9,083	9,283

BAD DEBT CHARGE-OFFS / RATIO OF BAD DEBT CHARGE-OFFS



(Millions of yen / %)
100,000
80,000
60,000
40,000
20,000
0
8
6
4
2
0
02 03 04 05 06
Bad Debt Charge-offs
Ratio of Bad Debt Charge-offs

(Millions of yen / %)

	2002	2003	2004	2005	2006
Bad Debt Charge-offs	53,880	78,986	97,458	96,224	98,256
Unsecured	49,517	71,968	86,507	83,436	83,143
Home Equity	3,925	6,313	9,612	10,800	12,645
Small Business	437	704	1,339	1,987	2,467
Ratio of Bad Debt Charge-offs (%)	4.10	5.59	6.71	6.54	6.50
Unsecured	4.86	6.74	8.00	7.63	7.34
Home Equity	1.41	1.96	2.81	3.13	3.71
Small Business	2.62	3.15	4.79	6.04	6.41

LIFE (Managed Asset Basis)

TOTAL RECEIVABLES OUTSTANDING

(Millions of yen)



800,000
600,000
400,000
200,000
0
02 03 04 05 06
Installment Receivables
Loans (Cash Advance)
Loan Guarantees

(Millions of yen)

	2002	2003	2004	2005	2006
Total Receivables Outstanding	612,509	676,093	702,202	751,553	779,560
Installment Receivables	224,213	247,494	256,773	285,867	293,333
Loans (Cash Advance)	250,903	310,749	339,137	367,459	394,776
Loan Guarantees	137,392	117,849	106,290	98,226	91,450

OPERATING REVENUE / NET INCOME

(Millions of yen)



150,000
100,000
50,000
0
20,000
15,000
10,000
5,000
0
02 03 04 05 06
Installment Receivables
Loans (Cash Advance)
Loan Guarantees
Other
Net Income

(Millions of yen)

	2002	2003	2004	2005	2006
Operating Revenue	79,824	103,880	113,738	123,881	133,936
Installment Receivables	19,020	23,566	24,415	26,870	29,493
Loans (Cash Advance)	51,387	69,578	78,815	84,919	91,305
Loan Guarantees	3,992	3,622	3,842	4,044	4,241
Other	5,424	7,113	6,664	8,045	8,894
Net Income	10,908	9,149	16,131	10,679	14,028

TOTAL ASSETS / ROA

(Millions of yen / %)



1,000,000
800,000
600,000
400,000
200,000
0
2.5
2.0
1.5
1.0
0.5
0
02 03 04 05 06
Total Assets
ROA

(Millions of yen / %)

	2002	2003	2004	2005	2006
Total Assets	684,508	747,718	772,658	810,567	830,548
ROA (%)	1.6	1.3	2.1	1.3	1.7

TOTAL SHAREHOLDERS' EQUITY / ROE

(Millions of yen / %)



140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
20
15
10
5
0
02 03 04 05 06
Total Shareholders' Equity
ROE

(Millions of yen / %)

	2002	2003	2004	2005	2006
Total Shareholders' Equity	81,094	90,284	106,486	117,163	131,407
ROE (%)	14.4	10.7	16.4	9.5	11.3

AVERAGE YIELD



(%)
30
20
10
0
02 03 04 05 06
Average Yield
Installment Receivables
Loans (Cash Advance)
Loan Guarantees

(%)

	2002	2003	2004	2005	2006
Average Yield	12.2	15.0	16.4	16.9	17.3
Installment Receivables	8.5	10.0	9.5	9.8	9.8
Loans (Cash Advance)	23.0	24.8	24.3	24.0	24.0
Loan Guarantees	2.5	2.8	3.4	4.0	4.5

PURCHASE RESULTS



(Millions of yen)
160,000
120,000
80,000
40,000
0
800,000
600,000
400,000
200,000
0
02 03 04 05 06
Per-item Shopping Loans
Credit Card

(Millions of yen)

	2002	2003	2004	2005	2006
Purchase Results					
Per-item Shopping Loans	104,531	125,246	118,131	135,646	107,974
Credit Card	425,446	503,448	543,507	597,314	706,274
Credit Card Shopping Loans	233,633	274,479	318,115	373,130	470,896
Credit Card Cashing Loans	191,813	228,968	225,392	224,184	235,378

NUMBER OF CARDHOLDERS



(Thousands)
15,000
10,000
5,000
0
02 03 04 05 06
LIFE Proper Card
Affinity Cards

(Thousands)

	2002	2003	2004	2005	2006
Number of Cardholders	8,716	9,834	11,032	11,916	13,096
LIFE Proper Card	1,387	1,509	1,625	1,710	1,820
Affinity Cards	7,328	8,324	9,406	10,205	11,276

BAD DEBT CHARGE-OFFS / RATIO OF BAD DEBT CHARGE-OFFS



(Millions of yen / %)
40,000
30,000
20,000
10,000
0
6
4
2
0
02 03 04 05 06
Bad Debt Charge-offs
Ratio of Bad Debt Charge-offs

(Millions of yen / %)

	2002	2003	2004	2005	2006
Bad Debt Charge-offs	24,161	30,190	35,566	36,658	37,266
Credit Card Shopping Loans	2,334	2,337	2,412	2,115	1,978
Credit Card Cashing Loans	5,833	8,688	12,823	13,141	12,636
Per-item Shopping Loans	5,308	5,229	6,067	4,994	5,363
LIFE Cash Plaza (unsecured loans)	3,949	6,432	10,570	11,445	12,182
Ratio of Bad Debt Charge-offs (%)	3.94	4.47	5.06	4.88	4.78
Credit Card Shopping Loans	3.79	3.65	3.37	2.66	1.96
Credit Card Cashing Loans	3.64	4.52	6.32	6.28	5.72
Per-item Shopping Loans	3.62	3.06	3.45	2.53	2.92
LIFE Cash Plaza (unsecured loans)	4.41	5.47	7.80	7.26	7.03

BUSINEXT

LOANS OUTSTANDING

(Millions of yen)



80,000
60,000
40,000
20,000
0
02 03 04 05 06

(Millions of yen)



	2002	2003	2004	2005	2006
Loans Outstanding	8,116	15,397	27,591	47,622	73,110

OPERATING REVENUE / NET INCOME

(Millions of yen)

Operating Revenue
Net Income

(Millions of yen)

	2002	2003	2004	2005	2006
Operating Revenue	366	1,749	3,014	5,445	8,635
Net Income	−2,600	−601	−1,036	601	2,425

NUMBER OF CUSTOMER ACCOUNTS / LOANS OUTSTANDING PER ACCOUNT

(Thousands / Thousands of yen)



50
40
30
20
10
0
2,000
1,500
1,000
500
0
Number of Customer Accounts
Loans Outstanding per Account
02 03 04 05 06

(Thousands / Thousands of yen)

	2002	2003	2004	2005	2006
Number of Customer Accounts	5	12	22	32	42
Loans Outstanding per Account	1,449	1,194	1,203	1,455	1,732

NEW ACCOUNTS

(Thousands)



20
15
10
5
0
02 03 04 05 06

(Thousands)

	2002	2003	2004	2005	2006
New Accounts	4	8	12	13	15

AVERAGE INTEREST RATE

(%)



20
15
10
5
0
02 03 04 05 06

(%)

	2002	2003	2004	2005	2006
Average Interest Rate	15.5	15.4	15.3	15.1	15.0

RATIO OF BAD DEBT CHARGE-OFFS

(%)



4
3
2
1
0
02 03 04 05 06

(%)

	2002	2003	2004	2005	2006
Ratio of Bad Debt Charge-offs	1.1	2.6	3.6	3.3	2.9

City's



LOANS OUTSTANDING
(Millions of yen)
80,000
60,000
40,000
20,000
0
03
04
05
06

(Millions of yen)

	2003	2004	2005	2006
Loans Outstanding	29,176	31,214	45,673	67,657



OPERATING REVENUE / NET INCOME
(Millions of yen)
Operating Revenue
Net Income
15,000
10,000
5,000
0
–5,000
03
04
05
06

(Millions of yen)

	2003	2004	2005	2006
Operating Revenue	3,470	7,414	9,579	13,998
Net Income	–299	1,535	1,494	36



NUMBER OF CUSTOMER ACCOUNTS / LOANS OUTSTANDING PER ACCOUNT
(Thousands / Thousands of yen)
Number of Customer Accounts
Loans Outstanding per Account
40
30
20
10
0
2,500
2,000
1,500
1,000
500
0
03
04
05
06

(Thousands / Thousands of yen)

	2003	2004	2005	2006
Number of Customer Accounts	15	15	21	31
Loans Outstanding per Account	1,908	2,014	2,163	2,143



NEW ACCOUNTS
(Thousands)
20
15
10
5
0
03
04
05
06

(Thousands)

	2003	2004	2005	2006
New Accounts	2	4	9	15



AVERAGE INTEREST RATE
(%)
30
20
10
0
03
04
05
06

(%)

	2003	2004	2005	2006
Average Interest Rate	28.1	27.4	27.2	25.4



RATIO OF BAD DEBT CHARGE-OFFS
(%)
6
5
4
3
2
1
0
03
04
05
06

(%)

	2003	2004	2005	2006
Ratio of Bad Debt Charge-offs	5.0	1.6	1.6	1.9

Consolidated Results of Operations

As of March 31, 2006, the outstanding amount of loans at AIFUL and its 13 consolidated subsidiaries totaled ¥2,232,418 million (US$19,080 million), an increase of ¥137,216 million, or 6.5%, compared with one year earlier. AIFUL adopted a policy of raising the volume of loans to highly creditworthy customers as Japan's economic recovery continued. In addition, growth continued in the outstanding balance of loans at LIFE, BUSINEXT and other AIFUL Group companies. This increase was also the result of the inclusion of loans totaling ¥7,325 million (US$63 million) at Passkey Co., Ltd., a consumer finance company acquired in March 2005.

Unsecured loans increased ¥86,087 million, or 5.3%, to ¥1,708,119 million (US$14,599 million), home equity loans (secured loans) increased ¥4,811 million, or 1.4%, to ¥357,025 million (US$3,051 million), and small business loans increased ¥46,318 million, or 38.3%, to ¥167,273 million (US$1,430 million). Installment accounts receivable, mainly representing purchases using credit cards and per-item credit, increased ¥8,193 million, or 3.0%, to ¥285,042 million (US$2,436 million). Loan guarantees increased ¥12,360 million, or 8.7%, to ¥153,767 million (US$1,314 million) as AIFUL and LIFE worked hard on expanding this business. Other receivables increased ¥2,923 million, or 15.8%, to ¥21,452 million (US$183 million). The above figures include ¥183,861 million (US$1,571 million) of receivables, the total of ¥108,400 million (US$926 million) of loans and ¥75,460 million (US$645 million) of installment accounts receivable, that are not on the balance sheet because of their securitization and sale.

Earnings and Expenses

In fiscal 2005, the year ended March 31, 2006, total income increased ¥28,081 million, or 5.4%, to ¥548,818 million (US$4,691 million). Interest on loans was ¥491,358 million (US$4,200 million), or 89.5% of total income. Interest on credit card shopping loans and interest on per-item shopping loans increased 10.1% to ¥28,951 million (US$247 million) and interest on loan guarantees increased 22.3% to ¥8,668 million (US$74 million). Other income declined 15.5% to ¥10,534 million (US$90 million).

The growth in total income was attributable in part to an increase of ¥3,012 million, or 0.9%, in interest on loans at AIFUL to ¥333,541 million (US$2,851 million) and an increase of ¥10,279 million, or 8.4%, in total income at LIFE to ¥132,251 million (US$1,130 million). Growth in total income at LIFE was the result of increases of ¥6,587 million, or 7.9%, to ¥90,200 million (US$771 million) in interest on loans and ¥2,647 million, or 10.1%, in installment income to ¥28,914 million (US$247 million). The contribution to total income of small business loans continued to grow. Interest on these loans increased ¥3,184 million, or 58.7%, to ¥8,611 million (US$74 million) at BUSINEXT and ¥4,396 million, or 46.7%, to ¥13,808 million (US$118 million) at City's.

Total expenses increased ¥44,750 million, or 11.4%, to ¥436,045 million (US$3,727 million).

Charge-offs and provision for doubtful loans and receivables and claims in bankruptcy increased ¥10,581 million, or 6.8%, to ¥166,047 million (US$1,419 million). The increase in expenses for doubtful loans and receivables and claims in bankruptcy was due mainly to an increase in the allowance


TOTAL RECEIVABLES OUTSTANDING
(Millions of yen)
3,000,000
2,000,000
1,000,000
0
02 03 04 05 06


TOTAL INCOME / TOTAL EXPENSES
(Millions of yen)
600,000
400,000
200,000
0
02 03 04 05 06
Total Income
Total Expenses


NET INCOME / ROE
(Millions of yen / %)
80,000
60,000
40,000
20,000
0
20
15
10
5
0
02 03 04 05 06
Net Income
ROE

for bad debts as the amount of loans abandoned increased due to lawyer-assisted claims for interest refunds and other claims. To prepare for future claims for interest refunds, we established an additional allowance of ¥21,074 million (US$180 million) for provision for loss on interest refunds in compliance with the "Guidelines for Audits of Consumer Finance Companies" issued by the Japanese Institute of Certified Public Accountants. In addition to the above item, we established ¥13,109 million (US$112 million) as a reserve for loss on interest refunds based on consultations with our independent auditor.

Due to these items, income before income taxes and minority interests declined ¥16,669 million, or 12.9%, to ¥112,773 million (US$964 million).

Income taxes decreased ¥7,640 million, or 14.4%, to ¥45,375 million (US$388 million). Minority interests in net income increased ¥867 million, or 123.2%, to ¥1,571 million (US$13 million), primarily the result of the increase in income before income taxes at BUSINEXT.

As a result, net income declined ¥9,896 million, or 13.1%, to ¥65,827 million (US$563 million). The ROA decreased from 3.1% to 2.5% and the ROE decreased from 13.0% to 10.1%.

Including the effect of the 1-to-1.5 stock split that was conducted on May 23, 2005, basic net income per common share decreased from ¥800.36 to ¥464.84 (US$3.97). Based on the number of shares outstanding following this split, basic net income per common share for the fiscal year ended March 2005 was ¥533.57 ($4.56). Diluted net income per common share for the fiscal year ended March 2006 was ¥464.69 (US$3.97).



EPS
(Yen)
600
400
200
0
02 03 04 05 06

Performance by Loan Category

(For further details, see the Segment Information section of individual Group firms)

TOTAL RECEIVABLES OUTSTANDING

(Millions of yen)

[illegible]	[illegible]	2006	[illegible]
Unsecured loans	1,622,032	1,708,119	5.3%
Home equity loans	352,214	357,025	1.4%
Small business loans	120,956	167,274	38.3%
Credit card shopping loans	79,623	101,135	27.0%
Per-item shopping loans	206,348	183,907	–5.8%
Loan guarantees	141,407	153,767	8.7%

INCOME

(Millions of yen)

[illegible]	[illegible]	2006	[illegible]
Unsecured loans	387,839	405,308	4.4%
Home equity loans	56,531	56,144	–0.7%
Small business loans	22,059	29,904	35.6%
Credit card shopping loans	9,091	11,275	24.0%
Per-item shopping loans	17,201	17,676	2.8%
Loan guarantees	7,088	8,668	22.3%

Unsecured Loans

Consolidated unsecured loans represent unsecured loans at AIFUL, the credit card cash advances and Cash Plaza operations of LIFE, the unsecured loans of TRYTO CORPORATION, which operates primarily in western Japan, the unsecured loans of Wide, which operates mainly in eastern Japan, TCM Co., Ltd., which operates mainly in Nagano Prefecture, and Passkey Co., Ltd., which operates in Hokkaido.

Outstanding unsecured loans increased ¥86,087 million, or 5.3%, to ¥1,708,119 million (US$14,599 million). This was mainly attributable to an increase in the average loan per account at AIFUL as the Company actively extended loans to highly creditworthy customers, an increase in the number of accounts at TRYTO and Wide, and the addition of ¥7,325 million in outstanding unsecured loans resulting from the March 2005 acquisition of Passkey. The interest rate on unsecured loans decreased 0.7 of a percentage point to 24.4% reflecting preferential interest rates offered to highly creditworthy borrowers. Interest on unsecured loans increased ¥17,469 million, or 4.4%, to ¥405,308 million (US$3,464 million).

Furthermore, id Credit Corporation and Net One Club Corporation, both of which specialize in providing unsecured consumer loans via the Internet, started operations on February 14, 2006. To hold down their expenses, these two companies have no branch offices and a limited number of employees.

Home Equity Loans (Secured Loans)

These loans mainly represent the home equity loan business of AIFUL, LIFE, Wide, TRYTO, City's and BUSINEXT. By using these different sales channels, the AIFUL Group has a marketing framework capable of targeting a broad spectrum of customer segments.

Outstanding secured loans increased ¥4,811 million, or 1.4%, to ¥357,025 million (US$3,051 million). This was primarily the result of growth at subsidiaries. The interest rate on home equity loans decreased 0.4 of a percentage point to 15.8% and interest income decreased ¥387 million, or 0.7%, to ¥56,144 million (US$480 million).

Small Business Loans

Small business loans are extended by BUSINEXT and City's, which specialize in this business, and by AIFUL. Outstanding loans increased ¥46,318 million, or 38.3%, to ¥167,274 million (US$1,430 million). There was substantial growth in loans at BUSINEXT, which began using an upgraded corporate scoring system, and at City's, which opened more offices, mostly in large cities. AIFUL also recorded a steady increase in outstanding business loans. Reflecting in part the introduction by City's of the Super Business Loan, a moderate-risk product with a lower interest rate, the interest rate on small business loans decreased 0.6 of a percentage point to 20.9% Interest income increased ¥7,845 million, or 35.6%, to ¥29,904 million (US$258 million).

Credit Card Shopping Loans

Credit card shopping loans mainly represent the credit card business of LIFE. During fiscal 2005, LIFE achieved an increase of 1.13 million, or 9.4%, to 13.09 million in active cardholder accounts. As in previous years, tie-up cards, which account for about 90% of all credit cards issued by LIFE, drove the growth in the outstanding balance of credit card shopping loans at LIFE.

Outstanding loans increased ¥21,512 million, or 27.0%, to ¥101,135 million (US$864 million) because of growth in the number of cardholders and the card utilization rate. The interest rate on credit card shopping loans increased 0.4 of a percentage point to 12.8% and interest income increased ¥2,184 million, or 24.0%, to ¥11,275 million (US$96 million).

Per-item Shopping Loans

LIFE accounts for almost all consolidated per-item shopping loans. The shopping loan market is shrinking as *shinpan* companies withdraw from this business. In addition, LIFE continues to take actions aimed at preserving the quality of its loans by applying stricter credit standards for retailers.

Outstanding loans decreased ¥13,319 million, or 6.8%, to ¥183,907 million (US$1,571 million) as LIFE established stricter credit standards for retailers. The interest rate on per-item shopping loans was unchanged at 9.0% and interest income increased ¥475 million, or 2.8%, to ¥17,676 million (US$151 million).

Loan Guarantees

Consolidated loan guarantees represent the loan guarantee businesses of AIFUL and LIFE. The principal products at AIFUL are guarantees through loan guarantee agreements for unsecured loans extended to individuals and businesses by financial institutions, mainly regional banks and credit cooperatives. Guarantees for unsecured personal loans account for most of the guarantees at LIFE.

The volume of loans guaranteed increased ¥12,360 million, or 8.7%, to ¥153,767 million (US$1,314 million) as of March 31, 2006. Guarantees at AIFUL increased ¥19,133 million, or 44.3%, to ¥62,314 million (US$533 million) and guarantees of consumer loans increased ¥6,229 million, or 17.7%, to ¥41,496 million (US$355 million). The number of consumer loan guarantees agreements with banks increased by 3 to 44. Guarantees of small business loans increased ¥12,905 million, or 163.1%, to ¥20,817 million (US$178 million) as a result of aggressive actions to enlarge this business, including an increase to 57, 25 more than one year earlier, in the number of small business loan guarantee agreements with banks. At LIFE, the balance of loan guarantees decreased ¥2,849 million, or 4.4%, to ¥62,456 million (US$534 million) as this company continued to terminate low-margin bank loan guarantees while increasing the number of more profitable agreements. The interest rate improved 0.7 of a percentage point to 5.9%. Loan guarantee fees increased ¥1,580 million, or 22.3%, to ¥8,668 million (US$74 million), reflecting the rising volume of loan guarantees for both consumer loans and small business loans at AIFUL and a steady shift to a more profitable portfolio of loan guarantees at LIFE.

Net Interest Margin

The net interest margin is the difference between the interest rate on loans and the sum of procurement cost, credit costs (including reserves) and other expenses as a percentage of the average outstanding loan balance.

The net interest margin declined 0.7 of a percentage point to 4.8%. This was mainly the result of an increase in interest repayments, the establishment of an allowance for possible interest repayments and the consistently high level of credit costs.

(%)

	2002	2003	2004	2005	2006
Interest on loans	21.1	21.4	21.1	21.2	21.2
Fund procurement	2.1	1.9	1.8	1.7	1.5
Credit costs (including reserves)	4.7	6.4	7.0	6.3	6.4
Other expenses	8.4	7.6	7.3	7.7	8.5
Net margin	5.8	5.5	5.0	5.5	4.8

Financial Position

Total assets as of March 31, 2006 were ¥2,790,969 million (US$23,854 million), ¥216,683 million, or 8.4%, higher than one year earlier.

Current assets increased ¥221,895 million, or 9.2%, to ¥2,633,015 million (US$22,504 million). Much of this increase was due to a ¥128,395 million, or 6.4%, increase in loans to ¥2,124,017 million (US$18,154 million). This includes loans of ¥7,325 million (US$63 million) at Passkey, which was acquired in March 2005. In addition, growth in loans continued at other group companies. Loans at AIFUL increased 2.8% to ¥1,512,717 million (US$12,929 million), loans at LIFE increased 7.4% to ¥394,776 million (US$3,374 million), loans at BUSINEXT increased 53.5% to ¥73,110 million (US$625 million), and loans at City's increased 48.6% to ¥67,857 million (US$580 million).

Installment accounts receivable increased ¥17,179 million, or 8.9%, to ¥209,581 million (US$1,791 million), the result of steady growth in these receivables at LIFE. Aggressive marketing initiatives to increase bank loan guarantees resulted in an increase of ¥12,360 million, or 8.7%, in loan guarantees to ¥153,767 million (US$1,314 million).

Property and equipment increased ¥5,424 million, or 11.2%, to ¥53,677 million (US$459 million). Investments and other assets decreased ¥10,637 million, or 9.3%, to ¥104,277 million (US$891 million). This was due mainly to a decrease of ¥1,087 million (US$9 million), or 97.9%, in long-term loans and a ¥1,383 million (US$12 million), or 32.3%, decrease in deferred tax assets.

Current liabilities increased ¥88,353 million, or 10.3%, to ¥947,218 million (US$8,096 million) and long-term liabilities increased ¥62,409 million, or 5.7%, to ¥1,155,092 million (US$9,873 million). To fund the growth in loans and installment accounts receivable at AIFUL and LIFE as well as the acquisition of Passkey, the sum of loans, commercial paper, bonds and other funds procured increased 7.1% to ¥1,792,746 million (US$15,323 million).

Total shareholders' equity increased ¥64,341 million, or 10.4%, to ¥681,694 million (US$5,826 million), mainly a reflection of higher retained earnings. The shareholders' equity ratio increased 0.4 of a percentage point from 24.0% to 24.4% as of March 31, 2006.


TOTAL ASSETS / ROA
(Millions of yen / %)
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
4
3
2
1
0
02 03 04 05 06
Total Assets
ROA


TOTAL SHAREHOLDERS' EQUITY / SHAREHOLDERS' EQUITY RATIO
(Millions of yen / %)
800,000
600,000
400,000
200,000
0
30
20
10
0
02 03 04 05 06
Total Shareholders' Equity
Shareholders' Equity Ratio

Bad Debts

Bad debt charge-offs increased ¥4,503 million, or 3.1%, to ¥149,830 million (US$1,281 million). The allowance for bad debts increased ¥12,232 million, or 7.7%, to ¥171,715 million (US$1,468 million). The increases in bad debt charge-offs and the allowance for bad debts are due to abandonment of claims as a result of legal debt reorganization actions, including lawsuits by lawyers, an increase in the provision for bad debts and growth in receivables at group companies. The ratio of bad debt charge-offs declined by 0.17 of a percentage point from 5.76% to 5.59% mainly because of an improvement in the operating environment, including a decline in the number of personal bankruptcies in Japan.

(Millions of yen)

[illegible]	[illegible]	[illegible]	2006
Bad debt charge-offs	137,172	145,327	**149,830**
Ratio of bad debt charge-offs (%)	5.97	5.76	**5.59**
Allowance for bad debts	145,757	159,483	**171,715**

Investment Securities

As of March 31, 2006, investment securities increased ¥8,626 million, or 35.8%, to ¥32,742 million (US$280 million). Of these investment securities, securities valued at market were ¥26,728 million, including net unrealized gains of ¥18,209 million. On a purchase cost basis, investment securities declined ¥202 million to ¥8,552 million.

Goodwill, net

As of March 31, 2006, goodwill, net was ¥9,273 million (US$79 million), which was ¥1,734 million, or 15.8%, less than one year earlier. The basic policy is to amortize goodwill associated with the acquisition of companies using the straight-line method over a ten-year period. This expense is included in depreciation and amortization in the income statement. The amortization of goodwill totaled ¥2,055 million, the sum of ¥824 million for LIFE, ¥434 million for TRYTO (formerly Sinwa), ¥249 million for City's and ¥437 million for Wide, which was acquired in June 2004. Goodwill of ¥320 million resulting from the March 2006 acquisition of Passkey was written off in a lump-sum during fiscal 2006.

Beginning with the fiscal year ending in March 2007, AIFUL plans to amortize goodwill as follows:

SCHEDULE FOR AMORTIZATION OF GOODWILL

(Millions of yen)

[illegible]	[illegible]	[illegible]	2006	2007 Plan	2008 Plan	2009 Plan
TRYTO (formerly Sinwa) (June 2000)	Normal amortization	434	434	434	434	434
4,347	Year-end balance	2,173	1,739	1,304	869	434
LIFE (March 2001)	Normal amortization	824	824	824	824	824
32,861	One-off amortization	3,830	–	–	–	–
	Total	4,654	824	824	824	824
	Year-end balance	4,945	4,120	3,296	2,472	1,648
City's (October 2002)	Normal amortization	249	249	249	249	249
2,493	Year-end balance	1,870	1,620	1,371	1,122	872
NFP (March 2004)	Normal amortization	–217	–217	–217	–217	–217
–2,176	Year-end balance	–1,959	–1,741	–1,523	–1,306	–1,088
Wide (June 2004)	Normal amortization	437	437	437	437	437
4,378	Year-end balance	3,940	3,502	3,065	2,627	2,189
TCM (February 2005)	Normal amortization	205	–	–	–	–
205	Year-end balance	0	–	–	–	–
Passkey (March 2005)	Normal amortization	–	320	–	–	–
320	Year-end balance	–	0	–	–	–
Total	Total amortization	5,770	2,055	1,734	1,734	1,734
	Total year-end balance	11,007	9,273	7,538	5,803	4,068

Liquidity and Capital Resources

Fund Procurement Policy

The AIFUL Group uses a variety of fund procurement methods and sources in order to procure funds in a manner that is stable and holds down expenses. The Group adjusts the composition of funds procured as required to match changes in the financial environment while monitoring interest rate, liquidity and other forms of market risk.

Interest Rate Hedges

To minimize exposure to risks associated with interest rate movements, AIFUL Group has a policy of using interest rate swaps, caps and other methods to apply fixed interest rates to about 80% of all funds procured. As of March 31, 2006, fixed-rate loans accounted for 48% of funds procured. However, the effective fixed-rate percentage is 77% after accounting for interest rate caps and swaps, thus significantly reducing the Group's exposure to the effects of interest rate fluctuations.

Preservation of Liquidity

To preserve adequate liquidity on a non-consolidated basis, AIFUL maintains an amount equal to at least half of short-term funds procured, including the current portion of long-term debt, in the form of cash, deposits and credit facilities. As of March 31, 2006, credit facilities amounted to ¥230 billion on a non-consolidated basis. With a ¥50 billion credit facility at LIFE, the consolidated credit facility is ¥280 billion. Regarding direct and indirect procurement methods, the Group uses long-term repayment schedules for loans and spreads out its repayment deadlines.

SHORT- AND LONG-TERM BORROWINGS

(Millions of yen)

	2004	2005	2006
Short-term borrowings	61,834	71,695	138,200
Borrowings	56,834	71,695	113,200
Commercial paper	5,000	–	25,000
Long-term borrowings	1,673,567	1,793,712	1,850,276
Borrowings	917,929	1,051,380	1,015,704
Straight bonds	455,000	478,890	510,500
Asset-backed securities	300,637	263,441	324,070

Fund Procurement and Diversification

The Japanese government's low-interest-rate policy continues to create an environment conducive to the smooth procurement of funds. From the standpoints of the stability and cost of fund procurement, the Group's target is to use direct (financial market) procurement for 50% of funds and indirect procurement (loans) for the remainder. As of March 31, 2006, direct procurement accounted for 43.7% of non-consolidated funds procured and 43.2% of consolidated funds procured. The Group employs a variety of fund-raising methods, including loans, syndicated loans, bonds, commercial paper, the sale of asset-backed securities, and other means. Fund procurement channels were further diversified with the sale in February 2005 and August 2005 of US$500 million (total of US$1,000 million) of U.S. dollar-denominated unsecured bonds with a maturity of five years.

Cash Flows

Net cash used in operating activities decreased from ¥63,409 million to ¥25,944 million (US$222 million). Income before income taxes and minority interests declined to ¥112,773 million (US$964 million), but cash was used mainly to fund the increase in loans and increase in installment accounts receivable. Net cash used in investing activities increased from ¥11,211 million to ¥60,019 million (US$513 million). This was due mainly to the increase in loans. Net cash provided by financing activities increased from ¥80,318 million to ¥111,186 million (US$950 million) because proceeds from long-term debt and short-term borrowings exceeded repayments.

The net result of these cash flows was a ¥25,412 million increase in cash and cash equivalents to ¥134,377 million (US$1,149 million).


AVERAGE RATE OF BORROWINGS
(%)
4
3
2
1
0
02 03 04 05 06

ROA, ROE and Shareholders' Equity

As of March 31, 2006, AIFUL's non-consolidated shareholders' equity ratio was 28.7% and the asset-equity ratio was 3.5. The non-consolidated ROA was 2.4% and the ROE was 8.3%.

At LIFE, the shareholders' equity ratio (managed asset basis) was 15.8%, the asset-equity ratio about 6.3, the ROA 1.7% and the ROE 11.3%.

On a consolidated basis, the shareholders' equity ratio was 24.4%, the asset-equity ratio 4.1, the ROA 2.5% and the ROE 10.1%.

Although AIFUL is highly profitable on a non-consolidated basis, the company receives demands from rating agencies for a higher equity ratio because of the poor public image of the consumer finance business in Japan. Credit card companies, on the other hand, do not have this image problem, and are thus not asked to maintain high equity ratios. Consequently, the Group's fundamental capital policy and financial strategy are to increase the consolidated ROE in order to use capital more productively.

Unsecured consumer loans have a higher profit margin than any other category of retail financial services. However, the growth potential of this market is limited. By using LIFE to expand in the credit card business and enlarging the small business loan business, the AIFUL Group is both increasing operating assets and returns on capital.



ROE (CONSOLIDATED / NON-CONSOLIDATED)
(%)
15
10
5
0
02 03 04 05 06
Consolidated
Non-consolidated

Dividend Policy

At the annual meeting held on June 27, 2006, shareholders approved a resolution to pay a year-end ordinary dividend of ¥30 per share, applicable to the fiscal year ended March 31, 2006. As an interim dividend per share of ¥30 has been paid, this resulted in an annual dividend of ¥60 per share applicable to fiscal 2005.

The fundamental dividend policy of AIFUL is to aggressively and continuously return earnings to shareholders based on operating results as well as economic and financial trends. In accordance with this policy, AIFUL aims to return earnings to shareholders and maximize shareholder value by sustaining earnings growth over the medium to long term.

Retained earnings are used to fund loans as well as investments required by growth strategies to enlarge the entire Group's base of operations. The Group will reinvest retained earnings to meet the expectations of shareholders by improving operating results and raising efficiency. A 1-to-1.5 stock split was conducted on May 23, 2005. The dividend payout ratio was 16.9%.

Non-consolidated Results of Operations

AIFUL Corporation

Overview

Loans outstanding increased steadily at AIFUL during fiscal 2005 as the company continued to pursue a diversification strategy centered on unsecured loans, home equity loans, and small business loans to meet a broader range of customer needs. To diversify channels for attracting customers, AIFUL expanded the loan guarantees business through alliances with banks and other partners, strengthened the internet cash advance service, installed in large numbers the *Suguwaza* terminal for simplified loan applications, and took other steps to improve customer convenience.

Loans outstanding at AIFUL increased 2.8% to ¥1,512,717 million (US$12,929 million). The number of customer accounts decreased 1.2% to 2,187 thousand, a reflection of a decrease in new customers. The average loan per account, however, increased 4.1% to ¥692 thousand (US$5,906).

Total income at AIFUL increased ¥3,776 million, or 1.1%, to ¥350,933 million (US$2,999 million) during fiscal 2005. This was mainly due to steady loan growth, as interest on loans increased ¥3,012 million, or 0.9%, to ¥333,541 million (US$2,851 million), while interest on loan guarantees increased ¥1,383 million, or 45.4%, to ¥4,426 million.

Outstanding unsecured loans increased 3.6% to ¥1,133,083 million (US$9,684 million) and interest on these loans increased 1.1% to ¥269,986 million. Outstanding home equity loans declined 1.2% to ¥341,153 million and the accompanying interest declined 2.4% to ¥54,560 million. Outstanding small business loans increased 16.9% to ¥38,481 million and interest increased 16.5% to ¥8,995 million.

Total expenses increased ¥32,763 million, or 14.0%, to ¥267,154 million (US$2,283 million). The increase was primarily the result of a 6.3% increase in charge-offs and provision for doubtful loans and claims in bankruptcy to ¥103,520 million (US$885 million). This was a reflection of the increasing *use of legal means, including actions by attorneys, to reorganize liabilities* despite a year-on-year decline in personal bankruptcies in Japan that has now continued for 31 months since November 2003. Another cause of the higher expenses was a new provision for loss on interest refunds of ¥17,020 million (US$145 million). Furthermore, upon consultation with the company's independent auditor, AIFUL recorded loss on interest refunds of ¥10,603 million (US$91 million) as expenses in fiscal 2005.

Income before income taxes decreased 25.7% to ¥83,779 million (US$716 million). Income taxes decreased 26.5% to ¥33,397 million (US$285 million), including an adjustment for the adoption of tax effect accounting.

The result was a 25.1% decrease in net income to ¥50,382 million (US$431 million).

The amount per common share declined 50.0% from ¥474.13 in fiscal 2004 to ¥355.77 (US$3.04) in fiscal 2005. ROA declined from 3.4% to 2.4%, and ROE declined from 12.2% to 8.3%.

Segment Information

Unsecured Loans

In fiscal 2005, the number of new loan applications decreased 3.9% to 520 thousand and the number of new loans decreased 1.6% to 338 thousand. New loans in the second half of the fiscal year, however, increased 4.9% to 174 thousand, indicating a slight recovery in an increasingly competitive market that has been in continuous decline since fiscal 2002. To meet a broader range of customer needs, AIFUL eased its credit standards in line with the general economic recovery. As a result, the annual acceptance ratio, which is new loans divided by new loan applications, rose by 1.5 percentage points to 64.9%.

Due to the need to offer lower interest rates to capture business from creditworthy customers, a highly competitive market segment, and to the rising share of larger loans, the average yield on unsecured loans decreased 0.3 of a percentage point to 24.2%. The average loan per account increased 5.3% to ¥551 thousand due to higher loan balances held by creditworthy customers.

Total unsecured loans outstanding increased 3.6% to ¥1,133,083 (US$9,684 million) and the number of unsecured loan accounts as of March 31, 2006 was 2,058 thousand, a decline of 1.6%.

Home Equity Loans (Secured Loans)

New home equity loan customers are mainly individuals who want to convert existing unsecured loans. A year-on-year decline in the number of unsecured loans severely impacted home equity loans, bringing down applications by 4.7% to 29 thousand and reducing the number of new customers by 0.6% to 23 thousand. AIFUL continued to adhere to a lending policy that stresses safety. For example, about 49% of home equity loans to new customers are first mortgages and more than 70% of new loans are limited to no more than 75%


TOTAL INCOME /TOTAL EXPENSES (AIFUL)
(Millions of yen)
400,000
300,000
200,000
100,000
0
02 03 04 05 06
Total Income
Total Expenses (AIFUL)


NET INCOME / ROE (AIFUL)
(Millions of yen / %)
80,000
60,000
40,000
20,000
0
20
15
10
5
0
02 03 04 05 06
Net Income
ROE


EPS (AIFUL)
(Yen)
600
400
200
0
02 03 04 05 06

of appraised collateral value. Compared with new entrants to the home equity loan market, including foreign companies, AIFUL is far superior in terms of training employees to sell secured loans, property appraisal skills gained over many years, the head office credit investigation infrastructure, and other aspects of operations.

The average yield on home equity loans decreased 0.4 of a percentage point to 15.9% and the average loan per account decreased 4.1% to ¥3,355 thousand (US$31,355).

As a result, outstanding home equity loans as of March 31, 2006 were ¥341,153 million (US$2,916 million), 1.2% less than one year earlier. The number of accounts increased 3.1% to 102 thousand.

Small Business Loans

Small business loans are the third major business of AIFUL, along with unsecured loans and home equity loans. AIFUL extends loans mainly to individuals who operate businesses. The average loan per account is a comparatively low ¥1,385 thousand (US$11,838). AIFUL offers several types of loans to meet the fundraising needs of small businesses. Business loans include the traditional business loan with guarantor, which allows businesses to obtain supplementary financing, and loans for creditworthy small businesses that require no collateral or guarantees.

In fiscal 2005, new applications decreased 2.5% to 21 thousand and new loans increased 2.2% to 9 thousand. As of March 31, 2006, outstanding small business loans amounted to ¥38,481 million (US$329 million), 16.9% more than one year earlier. The number of accounts increased 11.7% to 28 thousand and the average yield declined by 0.2 of a percentage point to 25.2%.

Loan Guarantees

In the loan guarantees business, AIFUL receives fees for screening loans extended by banks to individuals and small businesses, as well as for monitoring these loans after they have been extended. As of March 31, 2006, AIFUL had guarantees for loans totaling ¥62,314 million (US$533 million), an increase of ¥19,134 million, or 44.3% over one year earlier. There were consumer loan guarantee agreements with 44 financial institutions and loan guarantees totaled ¥41,496 million (US$355 million), an increase of 17.7% over one year earlier. Regarding small business loan guarantees, a sector where AIFUL has been aggressively expanding, there were agreements with 57 financial institutions and loan guarantees totaled ¥20,817 million (US$178 million), an increase of 163.1% over one year earlier.

Financial Condition

Total assets increased ¥127,756 million, or 6.2%, to ¥2,204,483 million (US$18,842 million) as of March 31, 2006. Current assets increased ¥127,693 million, or 8.3%, to ¥1,674,921 million (US$14,316 million), property and equipment increased ¥6,440 million, or 22.6%, to ¥34,935 million (US$299 million), and investment and other assets decreased ¥6,377 million, or 1.3%, to ¥494,627 million (US$4,228 million).

The major reasons for the growth in current assets were an increase of ¥18,559 million, or 27.5%, in cash and cash equivalents to ¥86,016 million (US$735 million), and an increase of ¥40,950 million, or 2.8%, in loans to ¥1,512,717 million (US$12,929 million). Another reason is loan guarantees agreements with financial institutions, which have been newly included in the balance sheet as liability for acceptance and guarantees. Moreover, allowance for losses on interest refunds


LOANS OUTSTANDING (AIFUL)
(Millions of yen)
2,000,000
1,500,000
1,000,000
500,000
0
02 03 04 05 06


NUMBER OF ACCOUNTS (AIFUL)
(Thousands)
2,500
2,000
1,500
1,000
500
0
02 03 04 05 06


TOTAL ASSETS / ROA (AIFUL)
(Millions of yen / %)
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
4
3
2
1
0
02 03 04 05 06
Total Assets
ROA

has been newly included in the deferred tax assets, resulting in an increase in this item of ¥8,298 million to ¥16,502 million (US$141 million).

Current liabilities increased ¥39,680 million, or 7.3%, to ¥581,145 million (US$4,967 million) and long-term liabilities increased ¥39,467 million, or 4.2%, to ¥990,421 million (US$8,465 million). The main reasons for the increase in liabilities were the increase of ¥48,946 million, or 3.5%, to ¥1,437,561 million (US$12,287 million) in short-term borrowings, the current portion of long-term debt, and long-term debt in line with the increase in loans, and the newly established allowance for losses on interest refunds, which totaled ¥17,020 million (US$145 million).

Shareholders' equity increased ¥48,609 million, or 8.3%, to ¥632,917 million (US$5,410 million). The shareholders' equity ratio remained the same as in fiscal 2004, at 28.7%.

Bad Debts

Bad debts increased ¥17,574 million, or 13.7%, to ¥146,236 million (US$1,250 million).

As part of the company's compliance efforts, AIFUL, in October 2005, ceased its practice of making visits to customers with nonperforming debts to request debt repayment, and is now centralizing this debt repayment business at its contact centers. The accompanying review of internal debt maturity control systems has resulted in a temporary increase in bad debts (mainly nonperforming loans).

BAD DEBT

(Millions of yen)

	2004	2005	2006
Loans in legal bankruptcy	26,108	28,145	30,309
Nonaccrual loans	42,141	48,221	63,877
Accruing loans contractually past due three months or more as to principal or interest payments	12,376	12,101	15,667
Restructured loans	37,260	40,196	36,383
Total	117,885	128,663	146,236


TOTAL SHAREHOLDERS' EQUITY / SHAREHOLDERS' EQUITY RATIO (AIFUL)
(Millions of yen / %)
800,000
600,000
400,000
200,000
0
30
20
10
0
02
03
04
05
06
Total Shareholders' Equity
Shareholders' Equity Ratio

(Millions of yen)

	2004	2005	2006
Allowance for bad debt at beginning of fiscal year	70,479	81,693	81,928
Bad debt charge-offs	90,998	90,316	91,890
Direct charge-offs	9,352	9,549	11,494
Allowance for bad debt	99,871	87,835	92,025
Charge-offs and provision for doubtful loans, advances to subsidiary and claims in bankruptcy	109,221	97,385	103,520

Bad debt charge-offs increased ¥1,574 million, or 1.7%, to ¥91,890 million (US$785 million), charge-offs and provision for doubtful loans, advances to subsidiary and claims in bankruptcy increased ¥6,135 million, or 6.3%, to ¥103,520 million (US$885 million), and allowance for doubtful loans (current assets) as of March 31, 2006 was ¥85,659 million (US$732 million).

Charge-off expenses that surpass the allowance for bad debt at the beginning of the fiscal year are recognized as direct charge-offs in the income statement. Since the allowance for bad debt included in the income statement is reserved for bad debts that may occur in the next fiscal year, the total of direct charge-offs and allowance for bad debt is the cost of bad debt for fiscal 2005, and therefore has an effect on business performance.

AIFUL has three categories of bad debt charge-off timetables. Receivables from bankrupt borrowers are charged off immediately, receivables from borrowers who have disappeared or died are written off after six months, and receivables from borrowers who cannot service their loans are written off after one year. For unsecured loan charge-offs, bankruptcy decreased 1.9 percentage points to 38.9% of all charge-offs, borrowers who have disappeared or died accounted for 26.0% of all charge-offs, a decrease of 3.4 percentage points, and borrowers who cannot service their loans (including interventions by lawyers) increased 5.3 percentage points to 35.1% of all charge-offs. Although the recent trend toward fewer individual bankruptcies has resulted in proportionately fewer charge-offs due to bankruptcies or to borrowers who have disappeared or died, this decline has been more than offset by the rise in debt reorganizations due to lawyer interventions, and it is the main reason that the increase in debt charge-offs is holding total bad debt at a high level.

(%)

	2005	2006	% of change
Bankrupt	40.8	38.9	–1.9
Disappeared or died	29.4	26.0	–3.4
Nonperforming	29.8	35.1	5.3

LIFE Co., Ltd.

Overview (Managed Asset Basis)

LIFE is engaged in a number of highly profitable businesses, including credit card shopping, credit card cash advances and consumer loans. The company is gradually withdrawing from auto loans, housing loans and other low-margin businesses to build a more profitable portfolio of receivables. The effectiveness of this strategy has been proven by a consistent improvement in LIFE's performance.

As of March 31, 2006, total receivables outstanding were ¥779,560 million (US$6,663 million), an increase of ¥28,007 million, or 3.7%, compared with one year earlier. In the highly profitable businesses where LIFE is actively expanding, credit card shopping receivables increased ¥21,511 million, or 27.0%, to ¥101,134 million (US$864 million), credit card cash advances increased ¥11,503 million, or 5.5%, to ¥220,803 million (US$864 million), and unsecured loans (Cash Plaza) receivables increased ¥15,626 million, or 9.9%, to ¥173,257 million (US$1,481 million). Also, in an effort to boost asset quality, LIFE conducted a thorough review of member stores in certain sectors of the per-item shopping loan business, and cancelled contracts with some member stores. As a result, per-item shopping loans decreased ¥14,046 million, or 6.8%, to ¥192,198 million (US$1,643 million).

LIFE continued to make progress in reducing the scale of low-margin businesses that are being discontinued, with partner loan receivables being reduced by ¥379 million, or 31.8%, to ¥814 million (US$11 million) and housing loan receivables declining by ¥3,547 million, or 11.2%, to ¥28,178 million (US$241 million).

As a result, operating revenue increased ¥10,055 million, or 8.1%, to ¥133,936 million (US$1,145 million) and net income was ¥14,028 million (US$120 million), an increase of 31.4%.

Segment Information

Credit Cards

As the credit card business is the most important element of LIFE's operations, efforts continued to focus on increasing the number of cardholders, which represent the operating base for this business. In a move to increase the number of member stores, LIFE joined with THE HIGASHI-NIPPON BANK, LIMITED in July 2005, and in August with Image Co. Ltd., a major telemarketing company listed on the First Section of the Tokyo Stock Exchange, to issue the new Bank Alliance Card, a combination cash card and credit card. In addition, LIFE provided support to existing alliance partners, resulting in growth in cardholders at apparel retailer Aoyama Capital Co., Ltd., consumer electronics retailer DEODEO Corporation, EIDEN Co., Ltd., home improvement center operator Komeri Co., Ltd., and other companies. New credit cards issued totaled 2,311 thousand, an increase of 10.7%, as LIFE again kept new card issues above the 2 million level. The LIFE Proper Card has been aggressively promoted since the April 2004 introduction of a new visual identity along with high-profile new advertising and cardholder sign-up campaigns. During fiscal 2005, 233 thousand cards were issued to new customers, raising the number of LIFE Proper Card holders to 1,820 thousand as of March 31, 2006. As a result, the total number of credit card holders increased 1,180 thousand, or 9.9%, to 13,096 thousand.

Card utilization rates have been steadily rising due to increased use of credit cards to pay monthly mobile phone or utility bills, the issuance of a large number of ETC cards, as well as a successful campaign to boost the LIFE card brand image and attractive point programs that have brought in large numbers of new cardholders. In fiscal 2005, the card utilization rate rose 0.6 of a percentage point over one year earlier, to 26.5%.

Due to the increase in cardholders and to the rise in card utilization rates, the credit card shopping loans increased 26.2% to ¥470,896 million (US$4,028 million) and credit card cashing loans increased 5.0% to ¥235,378 million (US$2,018 million). The balance of installment receivables increased 27.0% to ¥101,134 million (US$864 million) for credit card shopping and increased 5.5% to ¥220,803 million (US$1,887 million) for loans (cash advances). The average yield on shopping receivables increased 0.2 of a percentage point to 12.0% and the average yield on cash advance receivables was at 23.4%, the same as one year earlier.

Per-item Shopping Loans

The volume of transactions decreased ¥33,841 million, or 21.7%, to ¥121,911 million (US$1,042 million) and receivables outstanding decreased ¥14,047 million, or 6.8%, to ¥192,199 million (US$1,643 million). Demand for this type of credit is expected to continue to fall as credit cards account for a higher share of purchases relative to cash. LIFE develops the business based on cautious loan examinations. Moreover, LIFE has taken steps to conduct more effective per-item shopping loan sales activities, including giving branch offices the authority to make decisions within certain fee bands, setting clear standards for profitability with each affiliated store, and centralizing administrative processes. As a result, the number of affiliated stores increased 3,102, or 3.3%, to 98,383. The average yield on receivables declined 0.3 of a percentage point to 9.2%.

Loan Guarantees

During fiscal 2005, LIFE continued to reduce guarantees of bank loans under the previous system, which was unprofitable, instead concentrating on new bank loan guarantees that mainly target consumer loans. As a result, the balance of bank loan guarantees under the previous system decreased 13.5% to ¥35,691 million (US$305 million) while the balance of bank loan guarantees under the new system increased 11.3% to ¥26,765 million (US$229 million). The total balance of loan guarantees thus decreased 4.4% to ¥62,456 million (US$534 million). With regard to the new bank loan guarantees, measures were taken to increase the volume of consumer loan guarantee products, which have advantageous fee structures. New agreements were established with 11 financial institutions, raising to 114 the number of financial institutions that use LIFE loan guarantees. The average yield improved 0.5 of a percentage point to 4.5%.

Life Cash Plaza (Unsecured Loans)

LIFE Cash Plaza issues unsecured cashing cards similar to those of consumer finance companies. During fiscal 2005, 11 new Cash Plaza branches were established, raising the branch network to 210 locations. The company is also strengthening its network of staffed multipurpose LIFE Card offices to advertise the LIFE brand. Including a few renovated Cash Plaza branches, there were nine such offices as of March 31, 2006.

LIFE Cash Plaza is being positioned as a strong support for the LIFE Card business. Due to a decline in applications for cashing cards from existing

1. CREDIT CARD SHOPPING LOANS

LIFE's cards allow consumers to use credit to shop at or get cash advances from affiliated retailers and merchants that accept MasterCard, JCB, or Visa cards. Unlike shopping, credit cards involve a credit check only at the time they are issued and not at each time of purchase. They are also convenient because consumers can freely make purchases up to their credit limits, and attractive since they include a host of card member services. LIFE's credit cards include ones issued with partner companies, which benefit from added convenience for their customers, improved customer management capabilities, and another way to promote sales.


Affiliated retailer
LIFE
① Credit card application
② Credit review application
③ Use of card and signature to make purchase
④ Product or service provided to customer
⑤ Credit card receipt submitted
⑥ Lump-sum payment
⑦ Bill sent to customer
⑧ Payment (installment/revolving)

2. PER-ITEM SHOPPING LOANS

Under this system, consumers without credit cards or the required cash are able to purchase the goods they want with financing from LIFE. Credit reviews are conducted at the time of purchase.

Consumers can choose to make a one-time payment, installment payments, or payments out of future bonuses, depending on whichever financing option fits their lifestyle. The system is also attractive to affiliated retailers since LIFE services the loans, thereby freeing the retailers from customers' credit risk and allowing them to streamline their operations.


Affiliated retailer
LIFE
① Purchase credit application
② Credit review application
③ Credit review
④ Results of credit review
⑤ Product or service provided to customer
⑥ Contract submitted
⑦ Lump-sum payment
⑧ Bill sent to customer
⑨ Payment

3. LOAN GUARANTEES

Under this system, LIFE conducts credit reviews on behalf of partner financial institutions that provide financing to customers, and guarantees the financing.

This system allows banks to quickly provide their customers with unsecured loans, with the help of LIFE's scoring system. At the same time, banks can minimize their credit risks and benefit from having another source of stable earnings. LIFE's expertise comes heavily into play in the credit guarantee business, which requires strong risk-management capabilities based on access to a voluminous amount of consumer credit information and the ability to manage customers' credit.


LIFE
Financial institutions in partnership
① Loan application
② Credit review request
③ Credit review
④ Guarantee approval
⑤ Loan provided
⑥ Loan repaid

customers, the number of new cardholders decreased 19.8% to 75 thousand. Nevertheless, an active loan strategy for favored customers resulted in a rise in the outstanding balances per account and strong growth was maintained. As a result, receivables increased ¥15,626 million, or 9.9%, to ¥173,257 million (US$1,481 million). The average yield on loans decreased 0.2 of a percentage point to 24.7% because lower interest rates were offered to favored customers and due to competition.

Bad Debts

During fiscal 2005, bad debt charge-offs increased ¥608 million, or 1.7%, to ¥37,266 million (US$319 million) and the allowance for bad debts increased ¥1,804 million, or 4.7%, to ¥40,162 million (US$343 million). The ratio of bad debt charge-offs improved by 0.1 of a percentage point over one year earlier, to 4.8%. The main reason for the increase in bad debt charge-offs was bankruptcy of a number of affiliate stores in the per-item shopping business, resulting in an increase of about ¥1,622 million in pending store balances over one year earlier. When this special item is excluded, the ratio of bad debt charge-offs declines to 4.5%.

(Millions of yen)

	2004	2005	2006
Bad debt charge-offs	35,566	36,658	37,266
Ratio of bad debt charge-offs	5.06	4.88	4.78
Allowance for bad debts	35,132	38,358	40,162

Other Subsidiaries

Consumer Credit Operations

TRYTO CORPORATION, formed by the merger of three companies on April 1, 2004, operates mainly in western Japan. During fiscal 2005, the company opened new offices in the Kyushu area, including Kagoshima in July 2005, Oita in September, and Nagasaki in December, as part of a network of 11 new offices. As a result, receivables increased ¥8,423 million, or 14.5%, to ¥66,544 million (US$569 million). Consequently operating revenue increased 11.7% to ¥16,238 million (US$139 million), and ordinary income increased 28.0% to ¥3,594 million (US$31 million).

In June 2004, AIFUL acquired Wide Corporation, a second-tier consumer finance company operating mainly in eastern Japan. Receivables increased ¥4,544 million, or 4.8%, to ¥99,890 million (US$854 million), and operating revenue increased ¥1,614 million, or 6.8%, to ¥25,463 million (US$218 million). Despite the inclusion of an allowance for losses on interest refunds and an increase in bad debt costs, ordinary income increased ¥2,549 million, or 150.7%, to ¥4,241 million (US$36 million).

Moreover, in order to use IT technology in responding to diverse customer needs, AIFUL established id CREDIT CORPORATION and NET ONE CLUB CORPORATION as Internet-based loan companies. Internet-based applications at AIFUL have been rising fast, accounting for 14% of all new customers. As a result, AIFUL concluded that establishment of low-cost Internet operations under separate brand names would have a good chance of success in the moderate risk market. Additionally, the two companies operate in different interest rate bands, with id CREDIT offering loans at 7.7% to 17.9%, and NET ONE CLUB at 17.9% to 29.2%. In the future, these two companies are expected to contribute greatly to the AIFUL Group's multi-brand strategy.

Small Business Loans

BUSINEXT CORPORATION

BUSINEXT CORPORATION, a joint venture with The Sumitomo Trust & Banking Co., Ltd., started operations in April 2001 with the remit of extending small business loans to moderate-risk borrowers. In November 2005, BUSINEXT revised its corporate scoring system, which is built on customer data accumulated over the past four years of operations, to further improve the quality of loans to individual proprietorships and companies. Furthermore, BUSINEXT opened a branch office in Fukuoka in April 2005 and two visiting sales offices in Niigata and Utsunomiya in May 2005, expanding the total network to seven locations. As a result, receivables increased ¥25,488 million, or 53.5%, to ¥73,111 million (US$625 million), allowing BUSINEXT to extend its record of rapid growth. Furthermore, operating revenue increased ¥3,190 million, or 58.6%, to ¥8,636 million (US$74 million) and ordinary income increased ¥899 million, or 142.1%, to ¥1,533 million (US$13 million).

City's Corporation

AIFUL acquired City's, which extends high-risk business loans, in October 2002. While the company's operations have previously been located mainly in Tokyo and regions of Japan to the west of Tokyo, City's opened 13 offices in fiscal 2005 to strengthen its presence in Tokyo and other major cities, raising its network to 63 locations. In addition, City's is moving to upgrade its loan portfolio through the launch of a new low-interest product, the Super Business Loan. As a result, receivables increased ¥22,184 million, or 48.6%, to ¥67,857 million (US$580 million), and operating revenue increased 46.1%, to ¥13,998 million (US$120 million), both high rates of growth. Due to an increase in debt charge-offs arising from demands for interest refunds and other lawyer interventions, and to preparation for an increase in bad debts in fiscal 2006 in the wake of a January 2006 Supreme Court decision, the company conservatively established an allowance for bad debts in fiscal 2006, with the result that operating expenses increased ¥6,888 million, or 98.6%, to ¥13,874 million (US$119 million). For this reason, ordinary income fell by 95.1% to ¥128 million.

Other

AsTry Loan Services Corporation

AsTry is a debt servicer that was established by AIFUL and Aozora Bank in November 2001. In fiscal 2005, the company purchased receivables totaling ¥10,932 million (US$93 million) on a book value basis. Operating revenue increased 170.9% to ¥4,745 million (US$41 million) and ordinary income increased 159.0% to ¥419 million.

New Frontier Partners Co., Ltd.

New Frontier Partners is a venture capital company that became a subsidiary of AIFUL on March 31, 2004. By adding a company with considerable expertise in the venture capital field, AIFUL plans to acquire know-how in making investments that can be a new means for the Group to provide funds to businesses. This will enable the Group to assist small and midsize companies as well as promising new companies by providing funds as either loans or investments. In fiscal 2005, New Frontier Partners was actively engaged in new venture capital investments and also in secondary investments. As a result, total investments in fiscal 2005 increased 13.2% to ¥4,628 million (including investment funds) and operating revenue was ¥674 million (US$6 million). The company recorded an ordinary loss of ¥229 million.

Risk Factors

The following is a list of the major risk factors that can have an effect on the AIFUL Group's operating results, stock price and financial position. This is not a complete list of the risk factors that, in the opinion of management, have the potential of significantly affecting the Group. Other than the risk factors listed below, there are a number of risk factors that are difficult to predict. *Management is aware of the possibility of a negative impact* on the Group's operating results, stock price and financial position due to these risk factors, and has a policy of taking actions to prevent these problems and to respond properly in the event a problem occurs. However, there is no assurance that the Group can avoid all risk factors or can respond properly to a problem. Forward-looking statements in this section are based on judgments of the Group as of June 28, 2006, the date on which the Ministry of Finance Securities Report *(Yukashoken Hokokusho)* was submitted.

1. Risk Factors Involving the Operating Environment

The AIFUL Group's ability to sustain and improve past earnings and earnings growth rates will depend on many factors. The primary factors are listed below. However, the Group's operating results and financial position may be affected by changes in the operating environment, including a tightening or easing of laws and regulations, competitive forces, the economy and other items. In addition, the Group may be forced to revise its strategies.

- Economic and market trends in Japan, *particularly in the consumer finance market*
- Intensifying competition with other consumer finance companies
- Revisions and court decisions concerning laws and regulations, and particularly the Interest Rate Restriction Law, governing the consumer finance market; changes in accounting standards due to these actions; and other litigation and other events demanding the repayment of interest
- Changes in the Group's ability to extend credit, in the number of accounts, average loan per account and average interest rate on customer loans, and in the default ratio
- Changes in the Group's ability to procure funds due to market interest rate movements, the Group's credit standing and other items
- Changes in expense and loss items, such as fees and commissions, advertising and personnel
- Unfavorable media reports or a scandal concerning the Group or the consumer finance industry

2. Risks Concerning Multiple Debtors, etc.

Growth in the number of consumers who owe money to many credit and credit card companies and consumers who seek legal protection from lenders has become an increasingly serious social problem in Japan. One cause is economic trends in recent years. This problem is also linked to Japan's establishment of a legal framework for the protection of consumers. The AIFUL Group's customer base includes these kinds of individuals.

To deal with these problems, Japan's consumer finance industry formed the Liaison Group of Consumer Finance Companies in January 1997. Through television commercials, pamphlets and other means, this group has raised the public's understanding of the consumer finance industry. In addition, the group is assisting in financial education programs, such as by producing educational videos for high school students. In June 1997, 14 Japanese consumer finance companies contributed a total of ¥1.722 billion to establish the Japan Consumer Counseling Fund. Since then, the fund has provided financial support and other assistance for a variety of counseling programs.

In March 2006, seven large consumer finance companies, all of which belong to the Liaison Group of Consumer Finance Companies, jointly announced their commitment to conducting voluntary activities aimed at improving the soundness of the consumer finance market. These activities have three components: support for the sound management of household budgets; the provision of information to encourage the safe use of credit; and actions aimed at establishing a safety net. This announcement was followed by the June 2006 start of a "Stop borrowing too much!" media campaign.

These companies are currently taking a number of actions. One is the development of credit products with repayment periods of up to five years in order to facilitate the repayment of revolving credit balances in a well-planned manner. Another is the development and launch of a consumer behavior analysis service and a household budget diagnosis service. Through these and other initiatives, the seven companies are determined to play a part in making Japan's consumer finance market even sounder.

The AIFUL Group is taking actions to protect itself from risks associated with excessive credit. The Group performs repayment capability studies based on organizations that store personal credit data and the Group's own credit investigation system. These studies are also used to analyze outstanding credit with current customers. The Group is also adopting tighter credit approval standards.

Despite these actions, the quality of the Group's receivables may deteriorate due to economic trends, changes in laws and regulations, and other events. There may also be an increase in the number of customers seeking legal protection from creditors. Another risk is posed by the potential tightening of restrictions imposed on the consumer finance market. Any of these developments could cause the consumer finance market to shrink and, through growth in write-offs and other credit costs, could have an impact on the Group's financial condition and operating results.

3. Laws and Regulations

(a) Compliance Systems

On April 14, 2006, the Kinki Finance Bureau of the Ministry of Finance imposed administrative penalties on AIFUL. AIFUL was required to suspend operations at five business offices and departments for a period of 20 to 25 days beginning on May 8, 2006 and to suspend operations at other business offices and business units for three days beginning on May 8, 2006. This action is the result of violations that were confirmed during on-site inspections of AIFUL Corporation by the Kinki Finance Bureau. The violations were as follows: fraudulent preparation and exercise of proxies and the request for payment of amounts due to parties who had received a judgment of the start of assistance; very frequent telephone calls to debtors' workplaces to request the payment of amounts due; importune requests for third parties to cooperate in the collection of receivables; and improper recording of records concerning progress of actions taken to request payment.

AIFUL has been taking constant actions to upgrade its stance on compliance. There is a Compliance Committee and a Group Compliance Committee. Actions are taken to collect information concerning risks and to take preventive measures. In addition, there is a Compliance Office that is devoted exclusively to checking and monitoring the status of company-wide compliance. However, due to the receipt of administrative penalties, AIFUL is taking the following actions to establish an even more effective compliance framework, particularly with regard to strict compliance with laws and regulations affecting business operations.

- To revise internal rules concerning business operations, an entirely new business process flow has been prescribed to create a more rigorous system to ensure that business activities are performed legally and properly. Furthermore, actions are being taken to assemble a system that can confirm at all times the legality of individual business activities by increasing the number of legal precautions.
- To revise business-related systems, computer systems are being improved and IT systems applied to additional business processes. The objectives are to eliminate human error and ensure proper responses to all types of demands associated with laws and regulations affecting business operations.
- To revise employee training programs, the training curricula for everyone from newly hired employees to managers will be upgraded to provide knowledge concerning laws and regulations and concerning the awareness of strict compliance with laws and regulations. In addition, AIFUL plans to establish an internal certification system to monitor the performance of every employee with regard to compliance with laws and regulations. This system is to include a "Legal Administrator Certification" for branch office managers and a "Legal Qualification Certification" for employees of departments involved in sales activities. Furthermore, AIFUL will establish "counseling education" as a new element of its training curriculum, thus upgrading employees' skills in providing financial management counseling that can solve customers' problems.
- To revise the internal auditing system, AIFUL will increase the frequency with which customer calls are monitored with regard to requests for repayments and all other contact center operations (including the East Japan and West Japan Loan Recovery Departments and all contact centers). In addition, actions will be taken to improve how customers are treated and to conduct a strict compliance program. When performing internal audits, the number of items checked will be increased with emphasis on compliance with laws and regulations. The system begins with self inspections and includes checks from upper levels, checks performed by the Company's auditing unit, and other inspections. Furthermore, the self inspection cycle has been reduced from one year to six months. By providing for this multi-level checking system, AIFUL intends to create a system for preventing and quickly discovering violations.
- To revise products and related business activities, revisions of product details and related internal rules have been made to establish limits based on disposable income on credit extended for home equity loans to prevent the possibility of the excessive extension of credit. In addition, the business forms and documentation have been revised so that AIFUL personnel can even more properly confirm the willingness of each customer to take on debt.
- AIFUL plans to begin asking an external party to perform compliance audits for the purposes of enhancing compliance activities and reinforcing checks aimed at verifying compliance with laws and regulations. The company is currently searching for a suitable external auditor.

AIFUL Group employees who, irrespective of these revisions and other actions, conduct illegal, fraudulent or other improper behavior will be subject to administrative penalties and other legal actions. In addition, such behavior may have an effect on the Group's financial position and operating results.

(b) Business Restrictions

With regard to legal restrictions, the AIFUL Group's core consumer loan business is subject to various restrictions imposed by the Moneylending Business Restriction Law and Law Concerning the Regulation and Receiving of Capital Subscription, Deposits and Interest on Deposits (Capital Subscription Law). These restrictions include the prohibition of extending excessive credit; requirements to disclose and advertise loan terms; the prohibition of exaggerated advertisements; requirements to provide explanations when signing contracts, etc.; requirements to distribute written copies of agreements and receipts; requirements to keep ledgers on hand; restrictions on obtaining unqualified letters of proxy; restrictions on debt collection actions; return of loan agreements; requirements regarding business license plates; restrictions on the sale of receivables; requirements to disclose transaction histories; the selection of registered money lending officers; the carrying of personal identification documents; a legal framework for written notices demanding payment of amounts due; and the observance of rules and regulations regarding the proper handling of personal information.

Guidelines (Administrative Guidelines for Precautions Regarding Financial Supervision issued on October 29, 2003, "Administrative Guidelines") of the Financial Services Agency, which supervises AIFUL, have been established for the prevention of extension of excessive credit.

The standard for preventing excessive credit is ¥500,000 or an amount equal to 10% of the annual income of a borrower, whichever is higher, at each moneylender for the provision of loans that are not secured or guaranteed through a simple approval at the loan application reception desk.

The Group's credit card and shopping loans business are subject to the provisions of the Installment Credit Sales Law. Restrictions include the disclosure of transaction terms; the provision of written agreements; limits on liability when a contract is terminated; rights of consumers to submit complaints to the merchant selling the item purchased through credit; prevention of purchases exceeding an individual's financial resources; prevention of problems for consumers concerning the continuous fulfillment of obligations; and other items.

In accordance with the Moneylending Business Restriction Law, the AIFUL Group, which is engaged in the moneylending business, is subject to requirements in cases where loan or guarantee contracts are signed and loans are extended. In such cases, the Group is obligated to promptly provide customers, who are borrowers, and guarantors, with a written document containing prescribed items concerning the loan terms.

In addition to requiring the provision by moneylenders of a prescribed written document when contracts are signed, the Administrative Guidelines also require the prompt provision (including a prompt mailing) to customers of a document containing legally prescribed items each time a customer obtains a loan from an ATM or manned office. In August 2003, AIFUL revised software associated with its ATMs to add a function that provides a written document containing all legally mandated items. As was stated earlier, the items covered by this software have been revised to match revisions to mandated items in the Amended Enforcement Regulation of the Moneylending Business Restriction Law, which is described later. At affiliated ATMs, with the prior consent of customers, a document containing all legally mandated items is sent by postal mail to all customers promptly after a loan is taken out. However, this document is not sent to customers from whom prior consent has not been received.

According to the legal authorization granted to the Financial Services Agency, moneylenders that do not fulfill their obligations to provide written documents, explanations, etc. can be punished through partial or complete suspension of business activities and other administrative restrictions, as well as restrictions on the use of ATMs of other companies. In addition, registration as a moneylender may be cancelled. In the event that such actions are taken against the AIFUL Group because required documents were not supplied to customers, there could be an impact on the Group's financial condition and operating results. Furthermore, such actions could force the Group to alter how it conducts business activities.

On May 1, 2005, Administrative Guidelines were partially revised as follows: (a) An example was added for behavior that is highly likely to fall under violations to Article 13, Paragraph 2 of the Moneylending Business Restriction Law, which prohibits fraudulent or blatantly improper behavior with respect to moneylending. The example is failure to take necessary and proper actions (provisions in internal rules and business manual, etc. stipulating the need to provide explanations that achieve an adequate understanding by counterparties when signing loan contracts, guarantee contracts or similar documents) to provide for adequate fulfillment of the responsibility to provide explanations when conducting a moneylending business; (b) emphasis of the supervision policy concerning the fulfillment of obligation to provide explanations by moneylenders; (c) supplementary provisions concerning the obligation of moneylenders to provide explanations concerning guarantees (requirement to explain the guarantor's legal obligations and risks in line with the ability of each counterparty to understand these matters and based on each contract; explanations must be conducted on the assumption that a situation has occurred that requires the guarantor to fulfill his/her obligations); (d) a new provision concerning the obligation of moneylenders to provide explanations concerning proxies for the preparation of official documents (based on the content of each proxy and on the ability of each counterparty to fully understand its substance, explanations should be conducted so as to obtain an adequate understanding of the effective content of a proxy; explanations must include the legal obligations associated with the preparation of official documents that include a mandatory clause of approval endorsing the execution of authorized action).

On November 14, 2005, Administrative Guidelines were partially revised. The primary revision clarified the obligation of moneylenders to disclose transaction histories.

On April 11, 2006, a Cabinet Office regulation concerning the partial amendment of the Enforcement Regulation of the Moneylending Business Restriction Law was promulgated and became effective on the same day. Revisions were made to provisions concerning items that must be legally included in entries regarding the receipts that are submitted when a moneylender receives repayment, and written notices demanding payment of amounts due. Furthermore, effective July 1, 2006, additional items to be recorded were established concerning a contractual loss of benefit of term limits. Additionally, Administrative Guidelines were partially revised on June 14, 2006 as follows: (a) A guideline was established to prevent the excessive extension of credit. Demands by moneylenders to lenders that they maintain their debt through the refusal to make repayments and raising the credit limit of a comprehensive contract even though there has been no such request by the customer are now defined as "soliciting loans of an amount that is more than necessary." Additionally, a guideline was established that clarifies the requirement to record in writing two items: in the case of loans for which physical collateral has been provided, the results of an investigation that shall be conducted as to whether the customer can repay the loan without the need to convert the collateral to cash; the results of an investigation to determine the ability of a guarantor to fulfill his/her obligations; (b) An example was established for behavior that is highly likely to fall under violations to Article 13, Paragraph 2 of the Moneylending Business Restriction Law. The example makes clear that acts stipulated in Administrative Guidelines must also be performed when a contract is revised. Furthermore, the case of a request to a borrower for automatic payment deductions from an account used to receive public benefits, except in instances where the request is made voluntarily by the borrower for his/her convenience, was added. Currently, the lawmaking body is taking proper and legal actions to comply with all of these revisions.

The Financial Services Agency holds frequent meetings of its Discussion Group on Moneylending Systems, which includes a number of prominent individuals. This group discusses possible comprehensive amendments to applicable laws based on current regulations and restrictions applicable to moneylenders with regard to maximum interest rates, the prevention of excessive loans, the prevention of fraudulent loans, the use of electronic means to fulfill the obligation to supply written documents, and other matters. This group has also started discussing amendments to existing laws.

The Moneylending Business Restriction Law and other business-related laws and regulations may be amended as a result of these discussions. Amendments that create tighter restrictions or result in other unfavorable changes may cause the consumer finance market to contract or cause an increase in credit costs, including the allowance for bad debts. These events could affect the Group's financial condition and operating results. Furthermore, responses to these amendments may cause new and unforeseen expenses that could affect the Group's financial condition and operating results.

(c) Interest Rates on Loans and Deemed Payments

Amendments to the Moneylending Business Restriction Law that became effective on June 1, 2000 lowered from 40.004% to 29.2% the upper limit on the annual interest rates that can be charged on monetary loans by companies engaged in this business under the Capital Subscription Law. Violators are subject to criminal punishment. The maximum interest rates of the AIFUL Group are below these legal limits.

On August 1, 2003, a law was promulgated that partially amended the Moneylending Business Restriction Law and the Capital Subscription Law. With regard to the article concerning maximum interest rates in the Capital Subscription Law, a supplementary provision has been made to review as necessary maximum rates with a goal of January 2007, which is three years after enactment of the August 1, 2003 amendments. This review is to take into account economic and financial conditions, including the level of demand for loans, and whether interest rates are being set in a manner that reflects the financial soundness and credit standing of borrowers. The state of business operations at moneylenders and other factors will also be taken into consideration. Due to these supplementary provisions, the Capital Subscription Law and Interest Rate Restriction Law may be amended so that the Capital Subscription Law's maximum interest rate is lower than the current level. If this occurs, this reduction may have an effect on the Group's lending-related businesses, financial condition and operating results.

Under the Interest Rate Restriction Law, consumer loan contracts are regarded as invalid with regard to the portion of interest rates that exceeds the legal limits. These limits are annual rates of 20% for loans of less than ¥100,000 (principal), 18% for loans from this amount up to ¥1 million, and 15% for loans of ¥1 million or more. Under another paragraph of the same article of this law, borrowers do not have the right to request a repayment in cases where the excessive portion of interest payments was made voluntarily.

The Moneylending Business Restriction Law already contains a provision covering cases where a loan contract as prescribed by Article 17 of the law is supplied to borrowers and where borrowers voluntarily pay the amount exceeding the interest rate limit. In this case, when documents mandated by Article 18 of the law are given to borrowers immediately after a payment is made, and when the payment is applicable to contractual payments with the provision of documents as specified in Article 17, the payments are deemed legally valid ("deemed payments") irrespective of the provisions of the Interest Rate Restriction Law.

However, on January 13, 2006, the Japanese Supreme Court ruled that, in cases where installment loan repayments become delinquent, contract riders that require the lump-sum repayment of the remaining amount due are, in fact, a mandatory payment of the portion of interest that exceeds the maximum interest rate as prescribed in the Interest Rate Restriction Law. The court stated that this does not apply in cases where borrowers make voluntary payments. Furthermore, the court ruled that Enforcement Regulation No. 15-2 of the Moneylending Business Restriction Law, which allows substituting the recording of the contract date, etc. on the receipt form with the contract number, is invalid because it exceeds the scope of this law's authority. The Group views these verdicts as matters of great importance and will quickly take the necessary actions.

The loans of the AIFUL Group (excluding certain categories) include contractual interest that exceeds the upper limit prescribed by the Interest Rate Restriction Law. There have been several instances in the consumer finance industry where legal action has been taken for the return of this portion exceeding the limit prescribed by the Interest Rate Restriction Law on the grounds that defects exist in the terms of the contract prescribed by the Moneylending Business Restriction Law. Some verdicts have been reached in favor of the plaintiffs.

In some cases, courts have recognized the plaintiffs' position that the Group, which conducts a lending business, has not fulfilled its obligation as stipulated in the Moneylending Business Restriction Law that is required for the application of the aforementioned "deemed repayments." In other cases, an out-of-court agreement has been reached concerning this repayment. As a result of these legal actions, the AIFUL Group made repayments of the excess portion of interest rates that totaled ¥13,108 million during the fiscal year that ended in March 2006. Furthermore, an allowance for interest repayments totaling ¥21,704 million was established during this fiscal year in recognition of risks concerning possible future repayments.

In the case that actual repayments exceed this reserve or that related laws and regulations are revised, there may be an effect on the Group's financial condition and operating results.

(d) Other Laws and Regulations

a. Laws Concerning the Protection of Personal Information and Group Handling of Personal Information

The Personal Information Protection Law along with related guidelines by government ministries and agencies concerning the protection of personal information were enacted on April 1, 2005. Under this law, companies that handle personal information are required to submit reports as specified in cases where the decision is made that such reports are necessary. In the event of a violation of certain obligations associated with this law, the applicable government minister may, when needed to protect the interests of individual customers, and request or order that necessary actions be taken to remedy the violation.

Regarding guidelines, companies must provide notice of and disclose the purposes of the use of personal information; receive the consent of customers when necessary concerning the handling of personal information and other items; oversee subcontractors when the handling of personal information is consigned to them; establish an operating framework involving the organization, people and technology for the safe management of personal information; and make public fundamental policies regarding the handling of personal information. In accordance with these items, the Group has reviewed how personal information is handled and established a Privacy Policy. The Group also took measures to prevent leaks of personal information. However, there is no assurance that these measures are adequate. In the event of a personal information leak or that the Group receives a directive or order from the Financial Services Agency, there could be an impact on public trust in the Group and on the Group's financial condition and operating results.

b. Amendment of Judicial Scrivener Law

Amendments to the Judicial Scrivener Law that were enacted on April 1, 2003 extended the scope of judicial scriveners to act as legal representatives, just as an attorney, in courts for mediations, civil suits and other matters (for payment of damages of not more than ¥1,400,000) that can be handled by summary courts. Depending on these and future amendments to this law, upcoming trends and the possibility of a further expansion in the scope of the activity of judicial scriveners, there may be an increase in civil suits, debt reorganizations and similar legal actions. The resulting extension in the loan repayment plans could cause growth in bad debts and other events that may have an impact on the Group's financial condition and operating results.

c. Amendment of Bankruptcy Law

Amendments to the Bankruptcy Law were enacted on January 1, 2005. The amendments simplify and speed bankruptcy proceedings by unifying procedures for exemptions from obligations to pay debts and by shortening the period during which such exemptions are not allowed. In addition, the assets that bankrupt individuals are allowed to retain (unrestricted assets) have been increased, thus strengthening measures to protect the rights of individuals who declare bankruptcy.

If these amendments raise the number of bankruptcy filings, there could be growth in bad debts and other events, resulting in an impact on the Group's financial condition and operating results.

d. Possible Increase in Customers' Reorganization of Liabilities Due to Enactment of Special Conciliation Law and Amendments to Civil Rehabilitation Law

The Law Concerning Special Conciliation for Promotion of Reorganization of Special Liabilities was enacted on February 17, 2000. This law provides for revisions in payment dates and other adjustments in liabilities based on negotiations with debtors that may soon no longer make payments on debt. Such negotiations are handled by a judge and a mediation committee composed of civil mediators with specialized knowledge and experience in law, taxes, finance, corporate finance, asset evaluations and other matters as required in accordance with the nature of the debtor's business operations. Furthermore, during the mediation process, debtors may ask for the suspension of civil proceedings regarding their assets.

Amendments to the Civil Rehabilitation Law that were enacted on April 1, 2001 provided a number of options for extending repayments of loans to individuals in an economically insolvent state without the receipt of a declaration of insolvency. One of the options does not require the approval of the rehabilitation plan by the lender. In certain cases, special conditions for housing loans can be applied to avoid the need to relinquish ownership of a house for which a home loan is outstanding.

Presently, the number of AIFUL Group customers who have requested legal protection from lenders based on the provisions of these laws is not significant. However, depending on economic developments and other factors, there may be an increase in extensions of loan repayment periods and loans that cannot be recovered, events that could have an impact on the Group's financial condition and operating results.

4. Fund Procurement Risks

a. Interest Rate Fluctuation Risk

Interest rates on funds procured change along with shifts in market conditions and other factors. To minimize exposure to the resulting risks, the Group establishes hedges against higher interest rates by using interest rate swaps and caps. However, a future increase in interest rates could have an impact on the Group's ability to procure funds.

b. Changes in Credit Ratings

The AIFUL Group has the following credit ratings. Any change in credit ratings may affect the Group's ability to procure funds.

Rating agency	Rating
Rating and Investment Information	A-
Japan Credit Rating Agency	A
Moody's Japan	Baa2/Positive
Standard & Poor's	BBB+/Stable
Fitch Ratings	A-/Negative

c. Fund Procurement Activities and Diversification

The Group is diversifying its sources of funds, procuring funds through loans from financial institutions, syndicated loans, domestic and overseas bonds, commercial paper, asset-backed securities and other means. However, a worsening in loan terms or reduction in loans due to a deterioration in the Group's credit standing and other similar events could make it difficult to procure funds under current terms, having a negative impact on the Group's financial condition and results of operations.

5. Disruption, Malfunctions and Other Problems Concerning Data Network Systems, Internet Systems and Other Technological Systems

The AIFUL Group relies on internal and external information as well as technological systems to manage its business operations. The Group is becoming even more reliant on software systems and networks in order to manage the various types of data, including business office network and account data, that make up the Group's operations.

Hardware and software used by the Group are vulnerable to problems resulting from human error, natural catastrophes, power interruptions, computer viruses and similar types of events, as well as to interruptions in third-party support services, such as those of telephone companies and Internet service providers.

A disruption, malfunction, delay or other problem involving information or technological systems may have a detrimental effect on the Group's financial condition and operating results due to a decline in the number of accounts by new customers, a delay in loan repayments, a loss in customers' trust in the Group's businesses and other effects.

The Group maintains back-up systems for its hardware and communications equipment, making it possible to minimize damages caused when a problem occurs. However, earthquakes, typhoons and other natural catastrophes may force the Group to suspend its business operations.

6. Possession and Sale of AIFUL Stock by the Representative Director and Family Members

As of March 31, 2006, Yoshitaka Fukuda, a representative director of AIFUL, his family members (including Yasutaka Fukuda, who is an AIFUL director) and related companies collectively owned approximately 47% of all shares outstanding. As a result, these individuals have the authority to have a controlling influence on decisions concerning matters of importance to AIFUL's business activities. These decisions include the possible sale of a controlling interest in AIFUL, restructuring of business activities, investments in other businesses and assets, terms for future fund-raising activities, and other matters. These individuals have been long-term holders of AIFUL stock thus far. However, the sale of part of these shares would increase the supply of AIFUL shares on stock markets and possibly affect the stock price.

7. Significant Lawsuits and Litigation

The Group is aware that certain organizations have filed lawsuits against the Group due to its manner of collecting receivables from its borrowers. Additional lawsuits in the future could cause the Group to incur unexpected costs. If any such legal action is commenced against the Group and reported through media to the public, there is a certain risk that how customers use the Group's services, its share price and its funding capabilities may be affected. Any of these cases could adversely affect the Group's financial condition and results of operations.

Financial Section

Contents

CONSOLIDATED BALANCE SHEETS

AIFUL Corporation and Consolidated Subsidiaries
March 31, 2006 and 2005

ASSETS	Millions of Yen 2006	Millions of Yen 2005	Thousands of U.S. Dollars (Note 3) 2006
CURRENT ASSETS:			
Cash and cash equivalents	¥ 134,377	¥ 108,965	$ 1,148,521
Time deposits	78	610	667
Operational investment securities (Note 8)	1,789	1,622	15,291
Loans (Notes 4 and 10)	2,124,017	1,995,622	18,153,991
Installment accounts receivable (Notes 5 and 10)	209,581	192,402	1,791,291
Loan guarantees (Note 6)	153,767	141,407	1,314,248
Other receivables	21,452	18,529	183,350
Allowance for doubtful loans and receivables	(146,962)	(137,936)	(1,256,085)
Net loans and receivables	2,361,855	2,210,024	20,186,795
Inventories (Notes 7 and 10)	353	343	3,017
Prepaid expenses	4,757	4,544	40,658
Deferred tax assets (Note 13)	32,263	30,809	275,752
Other current assets (Note 10)	97,543	54,203	833,701
Total current assets	2,633,015	2,411,120	22,504,402
PROPERTY AND EQUIPMENT (Note 10):			
Land (Note 9)	15,899	15,654	135,889
Buildings and structures (Note 9)	51,071	49,861	436,504
Machinery and equipment	230	232	1,966
Furniture and fixtures	26,674	19,209	227,983
Construction in progress	399	219	3,410
Total	94,273	85,175	805,752
Accumulated depreciation	(40,596)	(36,923)	(346,974)
Net property and equipment	53,677	48,252	458,778
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Note 8)	32,742	24,116	279,846
Investments in and advances to unconsolidated subsidiaries and associated companies	235	7,392	2,009
Claims in bankruptcy (Note 4)	33,031	28,536	282,316
Allowance for claims in bankruptcy	(24,753)	(21,547)	(211,564)
Goodwill, net	9,273	11,007	79,256
Software, net	20,976	19,806	179,282
Long-term loans receivables (less current portion)	23	1,110	197
Lease deposits	12,119	12,195	103,581
Long-term prepayments	4,660	5,804	39,829
Deferred tax assets (Note 13)	2,905	4,288	24,829
Deferred losses on hedging instruments, mainly interest rate swaps (Note 15)	10,230	18,971	87,436
Other assets	2,836	3,236	24,239
Total investments and other assets	104,277	114,914	891,256
TOTAL	¥2,790,969	¥2,574,286	$23,854,436

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2006	2005	2006
CURRENT LIABILITIES:			
Short-term borrowings (Note 10)	¥ 138,200	¥ 71,695	$ 1,181,197
Current portion of long-term debt (Note 10)	516,325	530,661	4,413,034
Trade notes payable	10,564	11,154	90,291
Trade accounts payable	28,293	27,529	241,820
Obligation under loan guarantees (Note 6)	153,767	141,407	1,314,248
Income taxes payable	25,040	23,597	214,017
Accrued expenses	10,223	10,239	87,376
Allowance for losses on interest refunds (Note 2.j)	21,074		180,120
Other current liabilities (Notes 5 and 6)	43,732	42,583	373,777
Total current liabilities	947,218	858,865	8,095,880
LONG-TERM LIABILITIES:			
Long-term debt (less current portion) (Note 10)	1,138,221	1,071,102	9,728,385
Deferred tax liabilities (Note 13)	3,760		32,137
Liability for retirement benefits (Note 11)	1,328	2,107	11,350
Interest rate swaps (Note 15)	9,462	17,835	80,872
Other long-term liabilities	2,321	1,639	19,838
Total long-term liabilities	1,155,092	1,092,683	9,872,582
MINORITY INTERESTS	6,965	5,385	59,530
SHAREHOLDERS' EQUITY (Notes 12 and 17):			
Common stock,			
authorized, 373,500,000 shares;			
issued, 142,035,000 shares in 2006 and 94,690,000 shares in 2005	83,317	83,317	712,111
Capital surplus –			
Additional paid-in capital	104,126	104,126	889,966
Retained earnings	486,214	427,610	4,155,675
Net unrealized gain on available-for-sale securities	11,002	5,364	94,034
Treasury stock, at cost			
412,124 shares in 2006 and 284,465 shares in 2005	(2,965)	(3,064)	(25,342)
Total shareholders' equity	681,694	617,353	5,826,444
TOTAL	¥2,790,969	¥2,574,286	$23,854,436

CONSOLIDATED STATEMENTS OF INCOME

AIFUL Corporation and Consolidated Subsidiaries
Years Ended March 31, 2006 and 2005

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2006	2005	2006
INCOME:			
Interest on loans	¥491,358	¥466,430	$4,199,641
Interest on credit card shopping loans	11,275	9,091	96,368
Interest on per-item shopping loans	17,676	17,201	151,077
Interest on loan guarantees	8,668	7,088	74,085
Interest on deposits, securities and other	350	327	2,991
Recovery of loans previously charged off	8,536	7,720	72,957
Gain on exemption from pension obligation of the governmental program (Note 11)		208	
Gain on transfer of pension plan (Note 11)	421	208	3,598
Other income	10,534	12,464	90,035
Total income	548,818	520,737	4,690,752
EXPENSES:			
Interest on borrowings	33,798	35,612	288,872
Charge-offs and provision for doubtful loans and receivables and claims in bankruptcy	166,047	155,466	1,419,205
Salaries and other employees' benefits	56,975	52,547	486,966
Advertising expenses	28,018	23,670	239,470
Rental expenses	21,318	23,362	182,205
Commissions and fees	28,490	25,556	243,504
Loss on impairment of long-lived assets	744		6,359
Depreciation and amortization	13,892	16,959	118,735
Provision for employees' retirement benefits (Note 11)	1,284	2,098	10,974
Provision for retirement benefits to directors and corporate auditors	100	95	855
Provision for loss on interest refunds	21,074		180,120
Loss on interest refunds	13,109		112,043
Other expenses	51,196	55,930	437,572
Total expenses	436,045	391,295	3,726,880
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	112,773	129,442	963,872
INCOME TAXES (Note 13):			
Current	45,520	41,025	389,060
Deferred	(145)	11,990	(1,239)
Total income taxes	45,375	53,015	387,821
MINORITY INTERESTS IN NET INCOME	1,571	704	13,427
NET INCOME	¥ 65,827	¥ 75,723	$ 562,624

	Yen		U.S. Dollars
AMOUNTS PER COMMON SHARE (Notes 2.s and 16):			
Basic net income	¥464.84	¥533.57	$3.97
Diluted net income	464.69	533.53	3.97
Cash dividends applicable to the year	60.00	60.00	0.51

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

AIFUL Corporation and Consolidated Subsidiaries
Years Ended March 31, 2006 and 2005

	Thousands	Millions of Yen				
	Number of Shares of Common Stock Issued	Common Stock	Capital Surplus Additional Paid-in Capital	Retained Earnings	Net Unrealized Gain on Available-for-sale Securities	Treasury Stock, at Cost
BALANCE AT APRIL 1, 2004	94,690	¥83,317	¥104,126	¥357,706	¥ 4,417	¥(2,062)
Net income				75,723		
Cash dividends paid, ¥60 per share				(5,670)		
Bonuses to directors and corporate auditors				(107)		
Net unrealized gain on available-for-sale securities					947	
Net increase in treasury stock (61,599 shares)				(42)		(1,002)
BALANCE AT MARCH 31, 2005	94,690	83,317	104,126	427,610	5,364	(3,064)
Net income				65,827		
Cash dividends paid, ¥60 per share				(7,080)		
Bonuses to directors and corporate auditors				(127)		
Net unrealized gain on available-for-sale securities					5,638	
Net decrease in treasury stock (14,573 shares)				(16)		99
Stock split (Note 12)	47,345					
BALANCE AT MARCH 31, 2006	142,035	¥83,317	¥104,126	¥486,214	¥11,002	¥(2,965)

	Thousands of U.S. Dollars (Note 3)				
	Common Stock	Capital Surplus Additional Paid-in Capital	Retained Earnings	Net Unrealized Gain on Available-for-sale Securities	Treasury Stock, at Cost
BALANCE AT MARCH 31, 2005	$712,111	$889,966	$3,654,786	$45,846	$(26,188)
Net income			562,624		
Cash dividends paid, $0.51 per share			(60,513)		
Bonuses to directors and corporate auditors			(1,085)		
Net unrealized gain on available-for-sale securities				48,188	
Net decrease in treasury stock (14,573 shares)			(137)		846
BALANCE AT MARCH 31, 2006	$712,111	$889,966	$4,155,675	$94,034	$(25,342)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

AIFUL Corporation and Consolidated Subsidiaries
Years Ended March 31, 2006 and 2005

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2006	2005	2006
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	¥ 112,773	¥ 129,442	$ 963,872
Adjustments for:			
Income taxes – paid	(44,079)	(44,256)	(376,744)
Depreciation and amortization	13,892	16,959	118,735
Loss on impairment of long-lived assets	744		6,359
Increase in allowance for doubtful loans and receivables and claims in bankruptcy	11,561	5,002	98,812
Increase in allowance for losses on interest refunds	21,074		180,120
Decrease in liability for employees' retirement benefits	(358)	(1,556)	(3,060)
Amortization of bonds issue costs	650	591	5,556
Loss on write-down of investment securities	65	499	556
Loss on sales of property, plant and equipment, net	103	376	880
Loss on disposal of property, plant and equipment	346	549	2,957
Gain on exemption from pension obligation of the governmental program		(208)	
Gain on transfer of pension plans	(421)	(208)	(3,598)
Changes in assets and liabilities:			
Increase in loans	(121,000)	(134,435)	(1,034,188)
Increase in installment accounts receivable	(17,179)	(38,117)	(146,829)
(Increase) decrease in investments held by venture capital subsidiary	(121)	506	(1,034)
Increase in other receivables	(2,923)	(7,314)	(24,983)
Increase in claims in bankruptcy	(4,495)	(4,875)	(38,419)
Increase in inventories	(4)	(22)	(35)
(Increase) decrease in prepaid expenses	(276)	83	(2,359)
Decrease in long-term prepayments	1,585	1,815	13,547
Decrease in other current assets	1,694	5,207	14,478
Increase in other current liabilities	973	6,175	8,316
Other – net	(548)	378	(4,684)
Total adjustments	(138,717)	(192,851)	(1,185,617)
Net cash used in operating activities	(25,944)	(63,409)	(221,745)
INVESTING ACTIVITIES:			
Capital expenditures	(19,322)	(9,308)	(165,145)
(Increase) decrease in loans	(43,847)	7,984	(374,761)
Purchases of investment securities	(1,663)	(4,025)	(14,214)
Acquisitions of subsidiaries (net of cash acquired)		(9,897)	
Decrease in investment in trust		1,000	
Other – net	4,813	3,035	41,137
Net cash used in investing activities – (Forward)	¥ (60,019)	¥ (11,211)	$(512,983)

(Continued)

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2006	2005	2006
Net cash used in investing activities – (Forward)	¥ (60,019)	¥ (11,211)	$ (512,983)
FINANCING ACTIVITIES:			
Net increase in short-term borrowings	66,505	835	568,419
Proceeds from long-term debt (net of bond issue costs)	639,333	742,880	5,464,385
Repayments of long-term debt	(587,655)	(656,683)	(5,022,692)
Cash dividends paid	(7,080)	(5,670)	(60,513)
Acquisition of treasury stock	(46)	(2,572)	(393)
Disposal of treasury stock	129	1,528	1,102
Net cash provided by financing activities	111,186	80,318	950,308
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	16	(6)	137
NET INCREASE IN CASH AND CASH EQUIVALENTS	25,239	5,692	215,717
CASH AND CASH EQUIVALENTS OF NEWLY CONSOLIDATED SUBSIDIARIES, BEGINNING OF YEAR	173	4,944	1,479
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	108,965	98,329	931,325
CASH AND CASH EQUIVALENTS, END OF YEAR	¥ 134,377	¥ 108,965	$ 1,148,521
NONCASH INVESTING ACTIVITIES:			
During the year ended March 31, 2005, the Company acquired Wide Corporation and TCM. Co. Ltd as follows:			
Assets acquired		¥ 87,604	
Liabilities assumed		(75,338)	
Good will		4,584	
Cash paid for the capital		16,850	
Acquired cash and cash equivalents		(6,953)	
Net cash used in acquisition of subsidiaries		¥ 9,897	

See notes to consolidated financial statements.

(Concluded)

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and accounting principles generally accepted in the United States of America.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

In addition, certain reclassifications have been made in the 2005 financial statements to conform to the classification used in 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. **Consolidation** – The consolidated financial statements include the accounts of Aiful Corporation (the "Company") and its significant subsidiaries (thirteen in 2006 and ten in 2005) (together, the "Group"). Consolidation of the remaining two (three in 2005) unconsolidated subsidiaries would not have a material effect on the accompanying consolidated financial statements.

On April 1, 2004, Tryto Corporation was formed through the integration of consolidated subsidiaries, Happy Credit Corporation, Sinwa Co., Ltd. and Sanyo Shinpan Co., Ltd.

Wide Corporation ("Wide") and TCM. Co. Ltd ("TCM"), which engage in consumer finance, became wholly owned subsidiaries of the Company effective June 30, 2004 and February 21, 2005, respectively. The accounts of Wide, TCM and New Frontier Partners Co., Ltd., a venture capital company, were newly consolidated for the year ended March 31, 2005.

In March 2005, the Company acquired Passkey Co.,Ltd ("Passkey"), a consumer finance company with operations in Hokkaido, Japan. The accounts of Passkey are newly consolidated for the year ended March 31, 2006 due to materiality.

On September 30, 2005 the Company established id CREDIT CORPORATION ("id CREDIT") and NET ONE CLUB CORPORATION ("NET ONE CLUB"), which are both consumer finance companies. The accounts of id CREDIT and NET ONE CLUB are newly consolidated for the year ended March 31, 2006.

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

Investments in the two unconsolidated subsidiaries (three in 2005) and two associated companies are stated at cost. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

Goodwill on acquisition of subsidiaries is amortized using the straight line method over ten years. However, when the excess of cost over net assets of subsidiaries acquired is not material, it is charged to income when incurred.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

b. **Cash Equivalents** – Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits and certificate of deposits which mature or become due within three months of the date of acquisition.

c. **Inventories** – Inventories include property for sale and supplies. Property for sale is stated at the lower of cost or market, cost being determined by the specific identification method. Depreciation of property for sale currently rented is computed by the same method as applied to property and equipment. Supplies are stated at cost, cost being determined by the specific identification method.

d. **Operational Investment Securities Held by Venture Capital Subsidiary and Investment Securities** – Operational investment securities held by venture capital company and investment securities are classified and accounted for, depending on management's intent, as follows: i) trading securities, which are held for the purpose of earning capital gains in the near term are reported at fair value, and the related unrealized gains and losses are included in earnings, ii) available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average cost method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, operational investment securities and investment securities are reduced to net realizable value by a charge to income.

Investments in limited liability investment partnerships and similar partnerships are initially recorded at cost, and the carrying amount is adjusted to recognize the Company's interests in earnings or losses in such partnerships based on the recent available financial statements of the partnerships.

e. **Property and Equipment** – Property and equipment are stated at cost. Depreciation is computed by the declining-balance method. The range of useful lives is principally from 2 to 62 years for buildings and structures, from 2 to 15 years for machinery and equipment, and from 2 to 20 years for furniture and fixtures.

f. **Long-lived Assets** – In August 2002, the Business Accounting Council issued a Statement of Opinion, *Accounting for Impairment of Fixed Assets*, and in October 2003 the Accounting Standards Board of Japan (ASB) issued ASB Guidance No. 6, *Guidance for Accounting Standard for Impairment of Fixed Assets*. These new pronouncements were effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Group adopted the new accounting standard for impairment of fixed assets as of April 1, 2005.

The Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss is recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The effect of the adoption of the new accounting standard for impairment of fixed assets was to decrease income before income taxes and minority interests for the year ended March 31, 2006 by ¥744 million ($6,359 thousand).

g. *Software* – Expenditures for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

h. Liability for Retirement Benefits – The Company and certain consolidated subsidiaries have a defined contribution pension plan and a prepaid retirement benefits plan. Contributions to the defined contribution plan and payments to prepaid retirement benefits plan are charged to income when incurred. See Note 11.

Liability for retirement benefits to directors and corporate auditors is provided at the amount which would be required if they retired at each balance sheet date. The liability for retirement benefits includes retirement benefits to directors and corporate auditors of ¥1,328 million ($11,350 thousand) and ¥1,420 million at March 31, 2006 and 2005, respectively.

i. Allowances for Doubtful Accounts – The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the Group's past credit loss experience and an evaluation of potential losses in the accounts outstanding.

j. Allowance for Losses on Interest Refunds – The limit of interest rates is regulated by two laws – "Contributions Law" and "Interest Rate Restriction Law". Under the former law, interest rates on loans should not exceed 29.2% and the violation is considered to be a criminal penalty. However, the latter law stipulates that interest payments for interest rates that exceed the legal limit (20% for principals under ¥100 thousand, 18% for principals between ¥100 thousand and ¥1 million and 15% for principals over ¥1 million) are valid only if lenders issue notices as prescribed by the law to debtors and debtors pay at their option. However, recent strict interpretation by the courts of the notice requirement and optionality under the latter law has led to decisions against moneylenders and resulted in more debtors claiming for the return of excess interest payments.

In March 2006, the Japanese Institute of Certified Public Accountants issued a report requiring moneylenders to make an accounting provision for losses on interest refunds for interest rates that exceeded the limit set by the Interest Rate Restriction Law. The Company and certain consolidated subsidiaries lend money at rates between the limit set by the two laws, and have so far charged refund costs to income as incurred. However, the growing number of lawsuits against the Company and certain consolidated subsidiaries has increased the materiality of the financial effects of the matters, so the Company and certain consolidated subsidiaries decided to record a provision ("Allowance for losses on interest refunds") for prospective interest refunds from the fiscal year ended March 31, 2006.

Allowance for losses on interest refunds is stated in amounts considered to be appropriate based on the Company's and certain consolidated subsidiaries' past refund loss experience and the recent situation regarding interest refunds.

The effect of this accounting provision was to increase current liabilities as of March 31, 2006 by ¥21,074 million ($180,120 thousand) and to decrease income before income taxes and minority interests for the year ended March 31, 2006 by the same amount.

k. Leases – All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

l. Income Taxes – The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

m. Appropriations of Retained Earnings – Appropriations of retained earnings are reflected in the consolidated financial statements for the following year upon shareholders' approval.

n. Foreign Currency Transactions – All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of income to extent that they are not hedged by forward exchange contracts.

o. Revenue recognition:

Interest on Loans – Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, the Company records accrued interest at either the interest rate stipulated in the Interest Rate Restriction Law or the contracted interest rate, whichever is lower.

Interest on Credit Card Shopping Loans, Interest on Per-item Shopping Loans – Fees from customers and member stores applying the add-on method are generally recorded collectively as unearned income when credit contracts become effective and are recognized in equal installments over the lives of contracts. Fees from customers applying the remaining principal method or revolving method are generally recognized in equal installments over the lives of contracts.

Interest on Loan Guarantees – Interest on loan guarantees is recorded by the remaining principal method.

p. Interest on Borrowings – Interest on financial liabilities is accounted for as operating expenses while other interest is included in other expenses.

q. Bonds Issue Costs – Bonds issue costs, which are included in other assets, are amortized ratably over periods up to three years.

r. Derivatives and Hedging Activities – The Group uses derivative financial instruments to manage its exposures to fluctuations in interest rates and foreign exchange. Interest rate swaps, interest rate caps and currency swaps contracts are utilized by the Group to reduce interest rate and foreign currency exchange risks. The Group does not enter into derivatives for trading or speculative purposes. The accounting standard for derivative financial instruments requires that: a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions be recognized in the consolidated statements of income, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives be deferred until maturity of the hedged transactions.

Currency swaps contracts are utilized to hedge foreign currency exposure in principal and interest payments of U.S. dollar straight bonds. U.S. dollar straight bonds are translated at the contracted rates.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap contracts are recognized and included in interest expenses or income.

s. Per Share Information – Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share of common stock reflects the potential dilution that could occur if securities were exercised into common stock and assumes full exercise of outstanding stock options.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year, which is not retroactively adjusted for stock splits.

t. New Accounting Pronouncements:

Business Combination and Business Separation

In October 2003, the Business Accounting Council (BAC) issued a Statement of Opinion, *Accounting for Business Combinations*, and on December 27, 2005 ASB issued *Accounting Standard for Business Separations* and ASBJ Guidance No. 10, *Guidance for Accounting Standard for Business Combinations and Business Separations*. These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of interests.

These specific criteria are as follows:

(a) The consideration for the business combination consists solely of common shares with voting rights,

(b) The ratio of voting rights of each predecessor shareholder group after the business combination is nearly equal, and

(c) There are no other factors that would indicate any control exerted by any shareholder group other than voting rights.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Good will, including negative good will, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statements of income. In a business separation where the interests of the investor continue and the investments is not settled, no such gain or loss on business separation is recognized.

Stock Options

On December 27, 2005, the ASB issued *Accounting Standard for Stock Options* and *related guidance*. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006.

This standard requires companies to recognize compensation expenses for employee stock options based on the fair value at the date of grant and over the vesting period as consideration to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of shareholder's equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions. In addition, the standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

Bonuses to Directors and Corporate Auditors

Prior to the fiscal year ended March 31, 2005, bonuses to directors and corporate auditors were accounted for as a reduction of retained earnings in the fiscal year following approval at the general shareholders meeting. The ASB issued ASB Practical Issues Task Force (PITF) No. 13, *Accounting treatment for bonuses to directors and corporate auditors*, which encouraged companies to record bonuses to directors and corporate auditors on the accrual basis with a related charge to income, but still permitted the direct deduction of such bonuses from retained earnings after approval of the appropriation of retained earnings.

The ASB replaced the above accounting pronouncement by issuing a new accounting standard for bonuses to directors and corporate auditors on November 29, 2005. Under the new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be directly charged to retained earnings. This accounting standard is effective for fiscal years ending on or after May 1, 2006. The companies must accrue bonuses to directors and corporate auditors at the year end to which such bonuses are attributable.

3. TRANSLATION INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥117 to $1, the approximate rate of exchange at March 31, 2006. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

4. LOANS

Loans at March 31, 2006 and 2005 consisted of the following (before allowance for doubtful loans):

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Unsecured	¥1,708,119	¥1,622,032	$14,599,308
Secured	357,025	352,214	3,051,496
Small business loans	167,274	120,956	1,429,692
Total	¥2,232,418	¥2,095,202	$19,080,496
Off-balance sheet securitized loans	(108,401)	(99,580)	(926,505)
Net	¥2,124,017	¥1,995,622	$18,153,991

Registered moneylenders are required to disclose the following information under the Non-Bank Bond Issuing Law.

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Loans in legal bankruptcy	¥ 33,446	¥ 31,020	$ 285,863
Nonaccrual loans	80,721	60,283	689,923
Accruing loans contractually past due three months or more as to principal or interest payments	27,564	21,049	235,590
Restructured loans	62,069	62,784	530,504
Total	¥203,800	¥175,136	$1,741,880

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of interest or principal and other factors. Allowances for claims in bankruptcy are stated at such amount less net realizable value of collateral.

Nonaccrual loans are loans in which accruals of interest are discontinued, other than loans in legal bankruptcy as well as loans receiving regular payments in case of granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery.

Accruing loans contractually past due three months or more as to principal or interest payments are loans for which payments of principal or interest have not been received for a period of three months or more beginning with the next business day following the last due date for such payments. Loans classified as loans in legal bankruptcy and nonaccrual loans are excluded from accruing loans contractually past due three months or more.

Restructured loans are loans on which creditors grant concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive measures) to the debtors in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, nonaccrual loans and accruing loans contractually past due three months or more are excluded.

The securitized loans, which are not recognized on the balance sheets, amounted to ¥108,401 million ($926,505 thousand) and ¥99,580 million at March 31, 2006 and 2005, respectively.

At March 31, 2006 and 2005, the Group had balances related to revolving loan contracts aggregating ¥2,068,225 million ($17,677,137 thousand) and ¥1,931,164 million, respectively, whereby the Group is obligated to advance funds up to a predetermined amount upon request. At March 31, 2006 and 2005, the balances of unadvanced commitments were ¥5,598,686 million ($47,852,017 thousand) and ¥5,182,848 million, respectively. The loan contract contains provisions that allow the Group to reduce the contract amount of the commitment or refuse to advance funds to loan customers under certain conditions.

5. INSTALLMENT ACCOUNTS RECEIVABLE

Installment accounts receivable and unearned income, included in other current liabilities, at March 31, 2006 and 2005 consisted of the following:

	Millions of Yen				Thousands of U.S. Dollars	
	2006		2005		2006	
	Receivables	Unearned Income	Receivables	Unearned income	Receivables	Unearned income
Credit card shopping loans	¥101,135	¥ 663	¥ 79,623	¥ 533	$ 864,402	$ 5,667
Per-item shopping loans	183,907	13,109	197,226	13,646	1,571,855	112,043
Total	¥285,042	¥13,772	¥276,849	¥14,179	$2,436,257	$117,710
Off-balance sheet securitized installment accounts receivable	(75,461)		(84,447)		(644,966)	
Net	¥209,581	¥13,772	¥192,402	¥14,179	$1,791,291	$117,710

In addition, the Group has unearned income of ¥10 million ($85 thousand) and ¥30 million at March 31, 2006 and 2005, respectively, which was included in other current liabilities, related to loans other than those shown in the above table.

6. LOAN GUARANTEES AND OBILIGATIONS UNDER LOAN GUARANTEES

The Group, as guarantor, recorded loan guarantees as a contra account of obligations under loan guarantees. Unearned income relating to loan guarantees was ¥239 million ($2,043 thousand) and ¥315 million at March 31, 2006 and 2005, respectively, which was included in other current liabilities.

7. INVENTORIES

Inventories at March 31, 2006 and 2005 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Property for sale	¥139	¥169	$1,188
Supplies	214	174	1,829
Total	¥353	¥343	$3,017

8. OPERATIONAL INVESTMENT SECURITIES HELD BY VENTURE CAPITAL SUBSIDIARY AND INVESTMENT SECURITIES

Operational investment and investment securities at March 31, 2006 and 2005 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Current:			
Equity securities	¥1,789	¥1,614	$15,291
Corporate bonds		8	
Total	¥1,789	¥1,622	$15,291

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Non-current:			
Equity securities	**¥28,452**	¥19,302	**$243,179**
Other	**4,290**	4,814	**36,667**
Total	**¥32,742**	¥24,116	**$279,846**

The carrying amounts and fair values of operational investment and investment securities at March 31, 2006 and 2005 were as follows:

	Millions of Yen			
	2006			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as				
Available-for-sale-				
Equity securities	**¥8,552**	**¥18,209**	**¥33**	**¥26,728**

	Millions of Yen			
	2005			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Trading:				
Equity securities				¥ 1,614
Corporate bonds				8
Total				¥ 1,622
Available-for-sale-				
Equity securities	¥8,754	¥9,068	¥201	¥17,621

	Thousands of U.S. Dollars			
	2006			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as				
Available-for-sale-				
Equity securities	**$73,094**	**$155,632**	**$282**	**$228,444**

Available-for-sale securities whose fair value is not readily determinable as of March 31, 2006 and 2005 were as follows:

	Carrying amount		
	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Available-for-sale:			
Equity securities	**¥3,513**	¥1,681	**$30,026**
Investments in limited liability investment partnerships	**3,790**	3,314	**32,393**
Other	**500**	1,500	**4,274**
Total	**¥7,803**	¥6,495	**$66,693**

Proceeds from sales of available-for-sale securities for the years ended March 31, 2006 and 2005 were ¥1,195 million ($10,214 thousand) and ¥1,644 million, respectively. Gross realized gains on these sales, computed on the moving average cost basis, were ¥346 million ($2,957 thousand) and ¥713 million for the years ended March 31, 2006 and 2005, respectively, and gross realized losses were ¥98 million ($838 thousand) and ¥170 million for the years ended March 31, 2006 and 2005, respectively.

The carrying values of debt securities by contractual maturities is not disclosed because the Company had no such securities at March 31, 2006.

9. LONG-LIVED ASSETS

The Group reviewed their long-lived assets for impairment and, as a result, recognized an impairment loss for the following long-lived assets for the year ended March 31, 2006.

Location	Description	Classification
Kyoto-shi, Kyoto Prefecture	Office building for rent	Land, buildings and structures
Osaka-shi, Osaka Prefecture	Residential apartment for rent	Land, buildings and structures
Utsunomiya-shi, Tochigi Prefecture	Idle real estate	Land, buildings and structures
Nasu-gun, Tochigi Prefecture	Idle real estate	Land
Tamatsukuri-gun, Miyagi Prefecture	Idle real estate	Land

The following table summarizes the Group's asset grouping:

Business Classification	Asset grouping
Financial services and venture capital	Each business entity except for idle real estate and real estate held for sale is the minimum unit
Real estate business	Each real estate for rent is the minimum unit

The Group recognized an impairment loss for certain real estate business due to significant decline in market value of the relevant real estate for rent or operating loss of that unit. The Group also recognized an impairment loss for certain idle real estate since the carrying value significantly exceeded the net selling price.

The following table summarizes the components of the Group's loss on impairment of long-lived assets:

	Millions of yen	Thousands of U.S. Dollars
	Loss on impairment of long-lived assets	
Buildings and structures	¥228	$1,949
Land	516	4,410
Total	¥744	$6,359

The recoverable amount of each asset grouping was measured as follows:

Idle real estate – Net selling price determined by quotation from a real-estate appraiser.

Real estate for rent – The higher of its value in use (discount rate used for computation of present value of future cash flows was 1.85%) or net selling price determined by quotation from a real-estate appraiser.

10. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2006 and 2005 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Commercial paper, 0.23% to 0.28% at March 31, 2006	¥ 25,000		$ 213,675
Loans from banks, 0.71% to 1.68% (0.70% to 1.70% at March 31, 2005)	50,560	¥13,400	432,137
Loans from other financial institutions, 1.38% (1.38% to 1.48% at March 31, 2005)	9,000	11,000	76,923
Other (principally from leasing and factoring companies), 2.30% (1.85% to 2.55% at March 31, 2005)	53,640	47,295	458,462
Total	¥138,200	¥71,695	$1,181,197

Long-term debt at March 31, 2006 and 2005 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Loans from banks, 0.69% to 2.88%, due serially to 2011 (0.58% to 3.20%, due serially to 2010 at March 31, 2005)	¥ 737,068	¥ 691,535	$ 6,299,726
Loans from other financial institutions, 0.69% to 2.90%, due serially to 2011 (1.45% to 3.35%, due serially to 2010 at March 31, 2005)	244,416	236,985	2,089,026
Syndicated loans, 0.62% to 1.48%, due serially to 2010 (0.79% to 1.94%, due serially to 2010 at March 31, 2005)	78,068	107,079	667,248
Unsecured 0.80% to 2.00% yen straight bonds, due 2005		80,000	
Unsecured 1.30% to 3.27% yen straight bonds, due 2006	68,500	78,500	585,470
Unsecured 1.66% to 2.51% yen straight bonds, due 2007	43,000	43,000	367,521
Unsecured 0.45% to 2.48% yen straight bonds, due 2008 (0.54% to 2.48% at March 31, 2005)	61,000	51,000	521,368
Unsecured 1.01% to 3.28% yen straight bonds, due 2009	68,000	68,000	581,197
Unsecured 0.80% to 3.00% yen straight bonds, due 2010 (1.25% to 3.00% at March 31, 2005)	70,000	30,000	598,291
Unsecured 1.50% to 1.58 % yen straight bonds, due 2011	20,000	20,000	170,940
Unsecured 1.20% to 1.63% yen straight bonds, due 2012 (1.20% at March 31, 2005)	20,000	10,000	170,940
Unsecured 1.74% yen straight bonds, due 2013	10,000	10,000	85,470
Unsecured 1.99% yen straight bonds, due 2015	10,000		85,470
Unsecured variable rate Euro-yen straight bonds, due 2006 (1.82% at March 31, 2006, 1.80% at March 31, 2005)	12,500	12,500	106,838
Unsecured 4.45% to 5.00% U.S. dollar straight bonds, due 2010 (4.45% at March 31, 2005)	108,500	52,890	927,350
Unsecured 0.86% medium-term notes, due 2005		4,000	
Unsecured 2.21% medium-term notes, due 2007	1,000	1,000	8,547
Unsecured 3.00% medium-term notes, due 2008	3,000	3,000	25,641
Unsecured 3.50% medium-term notes, due 2015	15,000	15,000	128,205
Other (principally from leasing and factoring companies), 0.32% to 2.30%, due serially to 2011 (0.79% to 1.95%, due serially to 2009 at March 31, 2005)	84,494	87,274	722,171
Total	¥1,654,546	¥1,601,763	$14,141,419
Less current portion	(516,325)	(530,661)	(4,413,034)
Long-term debt, less current portion	¥1,138,221	¥1,071,102	$ 9,728,385

Annual maturities of long-term debt at March 31, 2006 were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2007	¥ 516,325	$ 4,413,034
2008	374,384	3,199,863
2009	277,583	2,372,504
2010	230,496	1,970,052
2011	180,501	1,542,744
2012 and thereafter	75,257	643,222
Total	¥1,654,546	$14,141,419

At March 31, 2006, the following assets were pledged as collateral for short-term borrowings and long-term debt (including current portion of long-term debt):

	Millions of Yen	Thousands of U.S. Dollars
Loans	¥620,036	$5,299,453
Installment accounts receivable	56,923	486,521
Inventories	107	915
Property and equipment, net of accumulated depreciation	1,388	11,863
Total	¥678,454	$5,798,752
Related liabilities:		
Short-term borrowings	¥ 56,640	$ 484,103
Long-term debt (including current portion of long-term debt)	375,793	3,211,906
Total	¥432,433	$3,696,009

The above table includes loans related to securitized loans of ¥346,796 million ($2,964,068 thousand), and related liabilities (long-term debt including current portion) of ¥128,341 million ($1,096,932 thousand).

If requested by lending financial institutions, the Group has committed to pledge loans and installment accounts receivables of ¥296,226 million ($2,531,846 thousand) as collateral in addition to those shown in the above table. At March 31, 2006, related liabilities for which lending financial institutions can request the Group to pledge additional collateral consisted of the following:

	Millions of yen	Thousands of U.S. Dollars
Short-term borrowings	¥ 300	$ 2,564
Long-term debt (including current portion of long-term debt)	279,118	2,385,624
Total	¥279,418	$2,388,188

At March 31, 2006, other current assets amounting to ¥1,919 million ($16,402 thousand) were pledged as collateral for the interest rate swap contracts.

A portion of the Company's and the Company's subsidiary, Life Co., Ltd.'s syndicated loans are subject to repayment if the Company or Life Co., Ltd. ("Life") fail to meet certain financial criteria, such as those relating to minimum tangible net worth levels, specified equity ratios, specified asset compositions and minimum recurring income levels, and operating criteria, such as those relating to bad debt charge–off levels. As of March 31, 2006, the Company and Life were in compliance with all of these covenants.

11. RETIREMENT AND PENSION PLANS

On September 30, 2004, the Company and a consolidated subsidiary obtained approval from the Ministry of Health, Labor and Welfare for termination of the contributory defined benefit pension plan (Employee's Pension Fund ("EPF") pursuant to the Japanese Welfare Pension Insurance Law) which consisted of a portion of the governmental welfare pension program ("substitutional portion") and a portion representing a non-contributory defined benefit plan which the companies had originally set ("additional portion"). As the termination process, the Company and the consolidated subsidiary transferred pension obligations related to past employee services on the substitutional portion and related assets to the government on March 16, 2005 and recognized a gain on exemption from pension obligation of the governmental program in the amount of ¥208 million for the year ended March 31, 2005.

Also, according to the enactment of the Defined Contribution Pension Plan Law in October 2001, a consolidated subsidiary terminated its qualified defined benefit pension plan on March 31, 2005 and implemented a defined contribution pension plan and prepaid retirement benefits plan on April 1, 2005. Another consolidated subsidiary terminated its severance lump-sum payment plan and implemented a defined contribution pension plan and prepaid retirement benefit plan during the year ended March 31, 2005. The consolidated subsidiaries accounted for these transfers from the qualified defined benefit pension plan and severance lump-sum payment plan to the defined contribution pension plans in accordance with the provisions specified in the guidance issued by ASB and recorded a gain on the transfer of pension plans of ¥208 in the statement of income for the year ended March 31, 2005.

During the year ended March 31, 2006, the Company and a consolidated subsidiary completed the transfer of the pension obligation on the additional portion of the EPF and related assets to the defined contribution pension plan and prepaid retirement benefits plan based on the determination of the amount of benefit obligation which was to be allocated to each beneficiary account. Also a consolidated subsidiary completed the transfer of a defined benefit plan (unfunded severance lump-sum payment plan) to a defined contribution pension plan and prepaid retirement benefits plan, and terminated the defined benefit plan for the year ended March 31, 2006. As a result, the Company and certain consolidated subsidiaries recorded a gain on transfer of pension plans of ¥421 million ($3,598 thousand) for the year ended March 31, 2006 in accordance with the provisions specified in the guidance issued by ASB.

The liability for employees' retirement benefits at March 31, 2006 and 2005 consisted of the following:

	Millions of Yen
	2005
Projected benefit obligation	¥ 8,237
Fair value of plan assets	(7,033)
Unrecognized actuarial loss	(517)
Liability for employees' retirement benefits	¥ 687

The components of net periodic benefit costs for the years ended March 31, 2006 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Service cost	¥ 47	¥ 762	$ 402
Interest cost		278	
Expected return on plan assets		(183)	
Amortization of prior service cost, net of settlement charge		620	
Recognized actuarial loss		242	
Payments for prepaid retirement benefits plan	454	150	3,880
Premiums for defined contribution pension plan	783	229	6,692
Net periodic benefit costs	1,284	2,098	10,974
Gain on transfer of the substitutional portion of the governmental pension program		(208)	
Gain on transfer of pension plans	(421)	(208)	(3,598)
Total	¥ 863	¥1,682	$ 7,376

Assumptions used for the years ended March 31, 2005 was set forth as follows:

	2005
Discount rate	1.5% to 2.5%
Expected rate of return on plan assets	1.5% to 2.0%
Amortization period of prior service cost:	
Company	Full amount charged to income as incurred
One consolidated subsidiary	10 years
Recognition period of actuarial gain/loss:	
Company	Full amount charged to income as incurred
One consolidated subsidiary	10 years

12. SHAREHOLDERS' EQUITY

Through May 1, 2006, Japanese companies are subject to the Japanese Commercial Code (the "Code").

The Code requires that all shares of common stock be issued with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds are required to be presented as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration by way of a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount of 10% or more of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period (such as bonuses to directors) shall be appropriated as a legal reserve (a component of retained earnings) until the total of such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of common stock may be available for dividends by resolution of the shareholders after transferring such excess in accordance with the Code. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Code allows Japanese companies to purchase treasury stock and dispose of such treasury stock upon resolution of the Board of Directors. The aggregate purchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve that could be transferred to retained earnings or other capital surplus other than additional paid-in capital upon approval of such transfer at the annual general meeting of shareholders.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash outlays, the Code also imposes certain limitations on the amount of capital surplus and retained earnings available for dividends. The amount of capital surplus and retained earnings available for dividends under the Code was ¥447,172 million ($3,821,983 thousand) as of March 31, 2006, based on the amount recorded in the parent company's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the end of the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

At the Shareholders' General Meeting held on June 27, 2001, the Company's shareholders approved a stock option plan for the Company's directors and key employees. The plan provides for granting options to directors and key employees to purchase the Company's common stock at an exercise price of ¥6,386 per share during the period from July 1, 2003 to June 30, 2006. The maximum number of shares to be issued upon exercise of the options was 47 thousand shares as of March 31, 2006.

At the Shareholders' General Meeting held on June 25, 2004, the Company's shareholders approved a stock option plan for the directors and key employees of the Company and certain subsidiaries. The plan provides for granting options to purchase the Company's common stock at an exercise price of ¥7,774 per share during the period from July 1, 2006 to June 30, 2009. The maximum number of shares to be issued upon exercise of the options was 329 thousand shares as of March 31, 2006.

On May 23, 2005, the Company made a three for two stock split and 47,345,000 shares were issued to shareholders of record on March 31, 2005. The number of shares to be issued upon the option grants mentioned above and the exercise price were adjusted based upon a defined formula.

At the Shareholders' General Meeting held on June 24, 2005, the Company's shareholders approved a stock option plan for the directors and key employees of the company and certain subsidiaries. The plan provides for granting options to purchase the Company's common stock at an exercise price of ¥8,420 per share during the period from July 1, 2007 to June 30, 2010. The maximum number of shares to be issued upon exercise of the options was 358 thousand shares as of March 31, 2006.

The Company issues treasury stock upon exercise of the stock options. Pursuant to the revision of the Code, the Company revised its articles of incorporation so that the Company may purchase its common stock as treasury stock by resolution of the Board of Directors.

On May 1, 2006, a new corporate law (the "Corporate Law") became effective, which reformed and replaced the Code with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below;

(a) Dividends

Under the Corporate Law, companies may pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation. The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Corporate Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases/Decreases and Transfer of Common Stock, Reserve and Surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeded 25% of the common stock could be made available for dividends by resolution of the shareholders. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings may be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury Stock and Treasury Stock Acquisition Rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders, which is determined by specific formula. Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of shareholders' equity.

The Corporate Law also provides that companies purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of shareholders' equity or deducted directly from stock acquisition rights.

On December 9, 2005, ASB published a new accounting standard for the presentation of shareholders' equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of shareholders' equity. Such items include stock acquisition rights, minority interest, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006.

13. INCOME TAXES

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40.6% for both of the years ended March 31, 2006 and 2005.

The tax effects of significant temporary differences and tax loss carry forwards which resulted in deferred tax assets and liabilities at March 31, 2006 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Current Deferred Tax Assets:			
Provision for doubtful loans	¥ 854	¥ 1,584	$ 7,299
Allowance for loss on interest refunds	8,562		73,180
Charge-offs for doubtful loans	12,291	12,519	105,051
Tax loss carryforwards	2,184	10,102	18,667
Enterprise tax payable	1,737	1,494	14,846
Accrued bonuses	1,688	1,724	14,427
Accrued interest on loans	3,804	3,348	32,513
Other	1,254	921	10,718
Total	32,374	31,692	276,701
Less valuation allowance	(111)	(869)	949
Net	32,263	30,823	275,752
Current Deferred Tax Liabilities		14	
Net current deferred tax assets	¥32,263	¥30,809	$275,752
Non-current Deferred Tax Assets:			
Tax loss carryforwards	¥ 1,459	¥ 2,108	$ 12,470
Provision for doubtful loans	734	669	6,274
Depreciation and amortization	2,838	3,153	24,256
Unrealized loss on available-for-sale securities	1,168	1,240	9,983
Other	2,736	2,284	23,385
Total	8,935	9,454	76,368
Less valuation allowance	(2,357)	(1,535)	(20,146)
Net	6,578	7,919	56,222
Non-current Deferred Tax Liabilities –			
Unrealized gain on available-for-sale securities	3,673	3,631	31,393
Net non-current deferred tax assets	¥ 2,905	¥ 4,288	$ 24,829

A valuation allowance is established to reduce certain deferred tax assets with respect to deductible temporary differences and net operating loss carryforwards where it is more likely than not that they will not be realized.

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statement of income for the year ended March 31, 2005 was as follows:

	2005
Normal effective statutory tax rate	40.6%
Expenses not deductible for income tax purposes	1.7
Decrease of valuation allowance	(1.4)
Other, net	0.1
Actual effective tax rate	41.0%

As the difference between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statement of income for the year ended March 31, 2006 is not more than 5% of the normal effective statutory tax rate, a reconciliation has not been disclosed as permitted under Japanese GAAP.

At March 31, 2006, certain subsidiaries have tax loss carryforwards aggregating approximately ¥8,963 million ($76,607 thousand) which are available for offset against taxable income of such subsidiaries in future years. These tax loss carryforwards, if not utilized, will expire as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2009	¥5,098	$43,573
2010	366	3,128
2011	1,872	16,000
2012	609	5,205
2013	1,018	8,701
Total	¥8,963	$76,607

14. LEASES

The Group leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

Total rental expenses including lease payments under finance leases for the years ended March 31, 2006 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
	Total Rental Expenses	Lease Payments Under Finance Leases	Total Rental Expenses	Lease Payments Under Finance Leases
Year Ended March 31:				
2006	¥21,318	¥3,940	$182,205	$33,675
2005	23,362	6,802		

Pro forma information of leased property including acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense, and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2006 and 2005 was as follows:

	As of March 31, 2006			
	Millions of Yen			
	Machinery and Equipment	Furniture and Fixtures	Buildings and Structures	Total
Acquisition cost	¥96	¥12,879	¥9	¥12,984
Accumulated depreciation	55	9,446	5	9,506
Net leased property	¥41	¥ 3,433	¥4	¥ 3,478

	As of March 31, 2005			
	Millions of Yen			
	Machinery and Equipment	Furniture and Fixtures	Buildings and Structures	Total
Acquisition cost	¥313	¥19,556	¥9	¥19,878
Accumulated depreciation	170	12,756	3	12,929
Net leased property	¥143	¥ 6,800	¥6	¥ 6,949

	As of March 31, 2006			
	Thousands of U.S. Dollars			
	Machinery and Equipment	Furniture and Fixtures	Buildings and Structures	Total
Acquisition cost	**$821**	**$110,077**	**$77**	**$110,975**
Accumulated depreciation	**470**	**80,735**	**43**	**81,248**
Net leased property	**$351**	**$ 29,342**	**$34**	**$ 29,727**

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Due within one year	**¥2,366**	¥3,791	**$20,222**
Due after one year	**1,261**	3,109	**10,778**
Total	**¥3,627**	¥6,900	**$31,000**

Depreciation expense and interest expense, which are not reflected in the accompanying consolidated statements of income, computed under a straight-line method and the interest method, respectively, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Depreciation expense	**¥3,721**	¥6,240	**$31,803**
Interest expense	**122**	237	**1,043**

The minimum rental commitments under noncancellable operating leases at March 31, 2006 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Due within one year	**¥349**	¥109	**$2,983**
Due after one year	**211**	141	**1,803**
Total	**¥560**	¥250	**$4,786**

15. DERIVATIVES

The Group enters into interest rate swap and cap, and currency swap contracts as a means of managing its principal and interest rate exposures and foreign currency exposures on certain liabilities.

Such derivative transactions are entered into to hedge interest exposures and foreign currency exposures inherent within its business. Accordingly, market and foreign exchange risks in these derivatives are theoretically offset by opposite movements in the value of hedged liabilities. The Group does not hold or issue derivatives for trading or speculative purposes.

Because the counterparties to these derivatives are limited to major financial institutions, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made in accordance with internal policies, which regulate the authorization process and credit limit amount.

The Group did not disclose market value information about derivative instruments because Interest rate swaps, interest rate caps and currency swaps contracts which qualify for hedge accounting and meet specific matching criteria may be omitted from disclosure of market value information under Japanese GAAP.

16. NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2006 and 2005 is as follows:

	Yen in millions	Thousands of shares	Yen	Dollars
	Net income	Weighted average shares	EPS	
For the year ended March 31, 2006:				
Basic EPS				
Net income available to common shareholders	¥65,827	141,614	¥464.84	$3.97
Effect of Dilutive Securities –				
Stock Options		45		
Diluted EPS				
Net income for computation	¥65,827	141,659	¥464.69	$3.97
For the year ended March 31, 2005:				
Basic EPS				
Net income available to common shareholders	¥75,596	141,679	¥533.57	
Effect of Dilutive Securities –				
Stock Options		11		
Diluted EPS				
Net income for computation	¥75,596	141,690	¥533.53	

For the year ended March 31, 2005, bonuses to be paid to directors and corporate auditors of ¥127 million were deducted from net income in consolidated statements of income for the purposes of EPS calculation.

17. SUBSEQUENT EVENTS

a. Appropriations of Retained Earnings

The following appropriations of retained earnings at March 31, 2006 were approved at the Shareholders' General Meeting held on June 27, 2006:

	Millions of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥30 ($0.26) per share	¥4,249	$36,316

b. Administrative Punishment

On April 14, 2006, Kinki Finance Bureau of the Ministry of Finance imposed penalties halting all operations of the Company's business offices except for the receipt of repayments and operations related to protective attachment for respective given days, based on the provision of item 1, Article 36 of the Money Lending Business Control and Regulation Law (Law No. 32 of 1983).

The effects of the administrative punishment on the financial position or results of operations of the Company for the subsequent fiscal years are not currently determinable.

18. SEGMENT INFORMATION

Most of the Group's business is related to a single segment, lending. The Group does not operate outside Japan. Accordingly, information about industry and geographic segments was not presented.

Deloitte.

Shimbashi & Co.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Aiful Corporation:

We have audited the accompanying consolidated balance sheets of Aiful Corporation and consolidated subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aiful Corporation and consolidated subsidiaries as of March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Kyoto, Japan

June 27, 2006

Shimbashi & Co.
SHIMBASHI & CO.
Osaka, Japan

June 27, 2006

NON-CONSOLIDATED BALANCE SHEETS

AIFUL Corporation
March 31, 2006 and 2005

ASSETS	Millions of Yen 2006	Millions of Yen 2005	Thousands of U.S. Dollars (Note 3) 2006
CURRENT ASSETS:			
Cash and cash equivalents	¥ 86,016	¥ 67,457	$ 735,179
Time deposits	78	78	667
Loans (Notes 5 and 8)	1,512,717	1,471,767	12,929,205
Loan guarantees (Note 4)	62,314	43,180	532,598
Other receivables	2,204	1,367	18,838
Allowance for doubtful loans	(85,659)	(81,928)	(732,128)
Net loans and other receivables	1,491,576	1,434,386	12,748,513
Inventories (Notes 6 and 8)	139	169	1,188
Prepaid expenses	3,343	3,437	28,573
Deferred tax assets (Note 10)	16,502	8,203	141,043
Other current assets (Note 8)	77,267	33,498	660,401
Total current assets	1,674,921	1,547,228	14,315,564
PROPERTY AND EQUIPMENT:			
Land	6,762	5,613	57,795
Buildings and structures	28,846	28,040	246,547
Machinery and equipment	161	161	1,376
Furniture and fixtures	23,146	16,157	197,829
Construction in progress	399	209	3,410
Total	59,314	50,180	506,957
Accumulated depreciation	(24,379)	(21,685)	(208,367)
Net property and equipment	34,935	28,495	298,590
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Note 7)	27,764	19,319	237,299
Investments in and advances to subsidiaries (Note 11)	423,860	429,978	3,622,735
Claims in bankruptcy (Note 5)	28,542	25,278	243,949
Allowance for claims in bankruptcy	(21,339)	(19,125)	(182,385)
Software, net	11,638	11,113	99,470
Long-term loans (less current portion)	14	1,103	120
Lease deposits	8,833	8,716	75,496
Long-term prepayments	2,756	3,193	23,556
Deferred tax assets (Note 10)		14	
Deferred losses on hedging instruments, mainly interest rate swaps	10,230	18,971	87,436
Other assets	2,329	2,444	19,905
Total investments and other assets	494,627	501,004	4,227,581
TOTAL	¥2,204,483	¥2,076,727	$18,841,735

See notes to non-consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2006	2005	2006
CURRENT LIABILITIES:			
Short-term borrowings (Note 8)	¥ 53,000	¥ 15,000	$ 452,991
Current portion of long-term debt (Note 8)	408,797	442,066	3,493,991
Trade notes payable	3,991	4,599	34,111
Trade accounts payable	6,483	5,653	55,410
Obligation under loan guarantees (Note 4)	62,314	43,180	532,598
Income taxes payable	21,163	22,545	180,881
Accrued expenses	6,707	6,952	57,325
Allowance for losses on interest refunds (Note 2.j)	17,020		145,470
Other current liabilities	1,670	1,470	14,274
Total current liabilities	581,145	541,465	4,967,051
LONG-TERM LIABILITIES:			
Long-term debt (less current portion) (Note 8)	975,764	931,549	8,339,863
Liability for retirement benefits (Note 2.h)	1,279	1,529	10,932
Deferred tax liabilities	3,760		32,137
Interest rate swaps	9,462	17,835	80,872
Other long-term liabilities	156	41	1,333
Total long-term liabilities	990,421	950,954	8,465,137
SHAREHOLDERS' EQUITY (Notes 9 and 14):			
Common stock,			
authorized, 373,500,000 shares;			
issued, 142,035,000 shares in 2006 and 94,690,000 shares in 2005	83,317	83,317	712,111
Capital surplus –			
Additional paid-in capital	90,225	90,225	771,154
Retained earnings:			
Legal reserve	1,566	1,566	13,385
Unappropriated	450,138	406,979	3,847,333
Net unrealized gain on available-for-sale			
Securities	10,636	5,285	90,906
Treasury stock, at cost – 412,124 shares in 2006 and 284,465 shares in 2005	(2,965)	(3,064)	(25,342)
Total shareholders' equity	632,917	584,308	5,409,547
TOTAL	¥2,204,483	¥2,076,727	$18,841,735

NON-CONSOLIDATED STATEMENTS OF INCOME

AIFUL Corporation
Years Ended March 31, 2006 and 2005

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2006	2005	2006
INCOME:			
Interest on loans	¥333,541	¥330,529	$2,850,778
Interest on loan guarantees	4,426	3,043	37,829
Interest on deposits, securities and other	5,274	4,325	45,077
Recovery of loans previously charged off	4,299	4,090	36,744
Gain on exemption from pension obligation of the governmental program (Note 2.h)		208	
Gain on transfer of pension plan (Note 2.h)	284		2,427
Other income	3,109	4,962	26,572
Total income	350,933	347,157	2,999,427
EXPENSES:			
Interest on borrowings	28,347	29,835	242,282
Charge-offs and provision for doubtful loans and claims in bankruptcy	103,520	97,385	884,786
Salaries and other employees' benefits	28,710	28,478	245,385
Advertising expenses	16,534	14,979	141,316
Rental expenses	12,622	14,016	107,880
Commissions and fees	14,024	11,967	119,863
Supplies	2,018	1,028	17,248
Depreciation and amortization	7,588	6,752	64,855
Provision for employees' retirement benefits	730	1,369	6,239
Provision for retirement benefits to directors and corporate auditors	72	76	615
Provision for loss on interest refunds	17,020		145,470
Loss on interest refunds	10,603		90,624
Other expenses	25,366	28,506	216,804
Total expenses	267,154	234,391	2,283,367
INCOME BEFORE INCOME TAXES	83,779	112,766	716,060
INCOME TAXES (Note 10):			
Current	41,576	39,914	355,351
Deferred	(8,179)	5,551	(69,906)
Total income taxes	33,397	45,465	285,445
NET INCOME	¥ 50,382	¥ 67,301	$ 430,615

	Yen		U.S. Dollars
AMOUNTS PER COMMON SHARE (Notes 2.s and 13):			
Basic net income	¥355.77	¥474.13	$3.04
Diluted net income	355.65	474.09	3.04
Cash dividends applicable to the year	60.00	60.00	0.51

See notes to non-consolidated financial statements.

NON-CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

AIFUL Corporation
Years Ended March 31, 2006 and 2005

	Thousands	Millions of Yen					
			Capital Surplus	Retained Earnings			
	Number of Shares of Common Stock Issued	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated	Net Unrealized Gain on Available-for-sale Securities	Treasury Stock, at Cost
BALANCE AT APRIL 1, 2004	94,690	¥83,317	¥90,225	¥1,566	¥345,497	¥ 4,362	¥(2,062)
Net income					67,301		
Cash dividends paid, ¥60 per share					(5,670)		
Bonuses to directors and corporate auditors					(107)		
Net unrealized gain on available-for-sale securities						923	
Net increase in treasury stock (61,599 shares)					(42)		(1,002)
BALANCE AT MARCH 31, 2005	94,690	¥83,317	¥90,225	¥1,566	¥406,979	¥ 5,285	¥(3,064)
Net income					**50,382**		
Cash dividends paid, ¥60 per share					**(7,080)**		
Bonuses to directors and corporate auditors					**(127)**		
Net unrealized gain on available-for-sale securities						**5,351**	
Net decrease in treasury stock (14,573 shares)					**(16)**		**99**
Stock split (Note 9)	**47,345**						
BALANCE AT MARCH 31, 2006	**142,035**	**¥83,317**	**¥90,225**	**¥1,566**	**¥450,138**	**¥10,636**	**¥(2,965)**

	Thousands of U.S. Dollars (Note 3)					
		Capital Surplus	Retained Earnings			
	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated	Net Unrealized Gain on Available-for-sale Securities	Treasury Stock, at Cost
BALANCE AT MARCH 31, 2005	$712,111	$771,154	$13,385	$3,478,453	$45,171	$(26,188)
Net income				**430,615**		
Cash dividends paid, $0.51 per share				**(60,513)**		
Bonuses to directors and corporate auditors				**(1,085)**		
Net unrealized gain on available-for-sale securities					**45,735**	
Net decrease in treasury stock (14,573 shares)				**(137)**		**846**
BALANCE AT MARCH 31, 2006	**$712,111**	**$771,154**	**$13,385**	**$3,847,333**	**$90,906**	**$(25,342)**

See notes to non-consolidated financial statements.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

AIFUL Corporation
Years Ended March 31, 2006 and 2005

1. BASIS OF PRESENTING NON-CONSOLIDATED FINANCIAL STATEMENTS

The accompanying non-consolidated financial statements of Aiful Corporation (the "Company") have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (Japanese GAAP), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and accounting principles generally accepted in the United States of America.

As consolidated statements of cash flows and certain disclosures are presented in the consolidated financial statements of the Company, non-consolidated statements of cash flows and certain disclosures are not presented herein in accordance with Japanese GAAP.

In preparing these non-consolidated financial statements, certain reclassifications and rearrangements have been made to the Company's non-consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

In addition, certain reclassifications have been made in the 2005 financial statements to conform to the classifications used in 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. **Non-Consolidation** – The non-consolidated financial statements do not include the accounts of subsidiaries. Investments in subsidiaries and associated companies are stated at cost.

b. **Cash Equivalents** – Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits and certificate of deposits which mature or become due within three months of the date of acquisition.

c. **Inventories** – Inventories consist of property for sale. Property for sale is stated at the lower of cost or market, cost being determined by the specific identification method. Depreciation of property for sale currently rented is computed by the same method as applied to property and equipment.

d. **Investment Securities** – Investment securities are classified and accounted for, depending on management's intent, as follows: i) investment securities in subsidiaries and associated companies, are reported at cost, and ii) available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income

Investments in limited liability investment partnerships and other similar partnerships are initially recorded at cost, and the carrying amount is adjusted to recognize the Company's interests in earnings or losses in such partnerships based on the recent available financial statements of the partnerships.

e. **Property and Equipment** – Property and equipment are stated at cost. Depreciation is computed by the declining-balance method. The range of useful lives is principally from 3 to 50 years for buildings and structures, from 13 to 15 years for machinery and equipment, and from 3 to 20 years for furniture and fixtures.

f. **Long-lived assets** – In August 2002, the Business Accounting Council issued a Statement of Opinion, Accounting for Impairment of Fixed Assets, and in October 2003, the Accounting Standards Board of Japan (ASB) issued ASB Guidance No. 6, *Guidance for Accounting Standard for Impairment of Fixed Assets*. These new pronouncements were effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Company adopted the new accounting standard for impairment of fixed assets as of April 1, 2005.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss is recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group.

The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The adoption of the new accounting standard did not have a material impact on the financial position or results of operations of the Company for the year ended March 31, 2006.

g. **Software** – Expenditures for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

h. **Liability for Retirement Benefits** – The Company has a defined contribution pension plan and a prepaid retirement benefits plan which were established on October 1, 2004. Contributions to the defined contribution plan and payments to prepaid retirement benefits plan are charged to income when incurred.

On September 30, 2004, the Company obtained approval from the Ministry of Health, Labor and Welfare for termination of the contributory defined benefit pension plan (Employee's Pension Fund ("EPF") pursuant to the Japanese Welfare Pension Insurance Law) which consisted of a portion of the governmental welfare pension program ("substitutional portion") and a pension portion representing a non-contributory defined benefit plan which the Company has originally set ("additional portion"). As the termination process, the Company transferred pension obligation related to past employee services on the substitutional portion and related assets to the government on March 16, 2005 and recognized a gain on exemption from pension obligation of governmental program in the amount of ¥208 million for the year ended March 31, 2005.

During the year ended March 31, 2006, the Company completed the transfer of pension obligation on the additional portion of the EPF and related assets to the defined contribution pension plan and prepaid retirement benefits plan based on the determination of the amount of benefit obligation which are to be allocated to each beneficiary account. As a result, the Company recorded a gain on transfer of pension plans of ¥284 million ($2,427 thousand) in accordance with the provisions specified in the guidance issued by ASB for the year ended March 31, 2006.

Liability for retirement benefits to directors and corporate auditors is provided at the amount which would be required if they retired at each balance sheet date.

The balances of retirement benefits include those to directors and corporate auditors in the amount of ¥1,279 million ($10,932 thousand) and ¥1,210 million for the years ended March 31, 2006 and 2005, respectively.

i. **Allowance for Doubtful Loans** – The allowance for doubtful loans is stated in amounts considered to be appropriate based on the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

j. **Allowance for Losses on Interest Refunds** – The limit of interest rates is regulated by two laws – "Contributions Law" and "Interest Rate Restriction Law". Under the former law, interest rates on loans should not exceed 29.2% and the violation is considered to be a criminal penalty. However, the latter law stipulates that interest payments for interest rates that exceed the legal limit (20% for principals under ¥100 thousand, 18% for principals between ¥100 thousand and ¥1 million and 15% for principals over ¥1 million) are valid only if lenders issue notices as prescribed by the law to debtors and debtors pay at their option. However, recent strict interpretation by the courts of the notice requirement and optionality under the latter law has led to decisions against moneylenders and resulted in more debtors claiming for the return of excess interest payments.

In March 2006, the Japanese Institute of Certified Public Accountants issued a report requiring moneylenders to make an accounting provision for losses on interest refunds for interest rates that exceeded the limit set by the Interest Rate Restriction Law. The Company lends money at rates between the limit set by the two laws, and have so far charged refund costs to income as incurred. However, the growing number of lawsuits against the Company has increased the materiality of the financial effects of the matters, so the Company decided to record a provision ("Allowance for losses on interest refunds") for prospective interest refunds from the fiscal year ended March 31, 2006.

Allowance for losses on interest refunds is stated in amounts considered to be appropriate based on the Company's past refund loss experience and the recent situation regarding interest refunds.

The effect of this accounting provision was to increase current liabilities as of March 31, 2006 by ¥17,020 million ($145,470 thousand) and to decrease income before income taxes for the year ended March 31, 2006 by the same amount.

k. **Leases** – All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's non-consolidated financial statements.

l. **Income Taxes** – The provision for income taxes is computed based on the pretax income included in the non-consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

m. **Appropriations of Retained Earnings** – Appropriations of retained earnings are reflected in the non-consolidated financial statements for the following year upon shareholders' approval.

n. **Foreign Currency Transactions** – All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the non-consolidated statements of income to the extent that they are not hedged by forward exchange contracts.

o. **Interest on Loans** – Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, the Company records accrued interest at either the interest rate stipulated in the Interest Rate Restriction Law or the contracted interest rate, whichever is lower.

p. **Interest on Borrowings** – Interest on financial liabilities is accounted for as operating expenses while other interest is included in other expenses.

q. **Bonds Issue Costs** – Bonds issue costs, which are included in other assets, are amortized ratably over periods up to three years.

r. **Derivatives and Hedging Activities** – The Company uses derivative financial instruments to manage its exposures to fluctuations in interest rates and foreign exchange. Interest rate swaps, interest rate caps and currency swaps contracts are utilized by the Company to reduce interest rate and foreign currency exchange risks. The Company does not enter into derivatives for trading or speculative purposes. The accounting standard for derivative financial instruments requires that: a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions be recognized in the non-consolidated statements of income, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives be deferred until maturity of the hedged transactions.

Currency swaps contracts are utilized to hedge foreign currency exposures in principal and interest payment of U.S. dollar straight bonds. U.S. dollar straight bonds are translated at the contracted rates.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap contracts are recognized and included in interest expenses or income.

s. Per Share Information – Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share of common stock reflects the potential dilution that could occur if securities were exercised into common stock and assumes full exercise of outstanding stock options.

Cash dividends per share presented in the accompanying non-consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year, which is not retroactively adjusted for stock splits.

t. New Accounting Pronouncements:

Business Combination and Business Separation

In October 2003, the Business Accounting Council (BAC) issued a Statement of Opinion, *Accounting for Business Combinations*, and on December 27, 2005 ASB issued *Accounting Standard for Business Separations* and ASBJ Guidance No. 10, *Guidance for Accounting Standard for Business Combinations and Business Separations*. These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of interests.

These specific criteria are as follows:

(a) The consideration for the business combination consists solely of common shares with voting rights,

(b) The ratio of voting rights of each predecessor shareholder group after the business combination is nearly equal, and

(c) There are no other factors that would indicate any control exerted by any shareholder group other than voting rights.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Good will, including negative good will, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statements of income. In a business separation where the interests of the investor continue and the investments is not settled, no such gain or loss on business separation is recognized.

Stock Options

On December 27, 2005, the ASB issued *Accounting Standard for Stock Options* and *related guidance*. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006.

This standard requires companies to recognize compensation expenses for employee stock options based on the fair value at the date of grant and over the vesting period as consideration to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of shareholder's equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions. In addition, the standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

Bonuses to Directors and Corporate Auditors

Prior to the fiscal year ended March 31, 2005, bonuses to directors and corporate auditors were accounted for as a reduction of retained earnings in the fiscal year following approval at the general shareholders meeting. The ASB issued ASB Practical Issues Task Force (PITF) No. 13, *Accounting treatment for bonuses to directors and corporate auditors*, which encouraged companies to record bonuses to directors and corporate auditors on the accrual basis with a related charge to income, but still permitted the direct deduction of such bonuses from retained earnings after approval of the appropriation of retained earnings.

The ASB replaced the above accounting pronouncement by issuing a new accounting standard for bonuses to directors and corporate auditors on November 29, 2005. Under the new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be directly charged to retained earnings. This accounting standard is effective for fiscal years ending on or after May 1, 2006. The companies must accrue bonuses to directors and corporate auditors at the year end to which such bonuses are attributable.

3. TRANSLATION INTO UNITED STATES DOLLARS

The non-consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥117 to $1, the approximate rate of exchange at March 31, 2006. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

4. ACCOUNTING CHANGE

Prior to April 1, 2005, guarantees and similar items of bank loans were disclosed in the notes as contingent liabilities. Effective April 1, 2005, the Company changed its method of accounting to record operating loan guarantees as a contra account of obligations under loan guarantees. The effect of this change was to increase current assets and current liabilities at March 31, 2005 by ¥43,180 million.

5. LOANS

Loans at March 31, 2006 and 2005 consisted of the following (before allowance for doubtful loans):

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Unsecured	¥1,133,083	¥1,093,663	$ 9,684,470
Secured	341,153	345,180	2,915,838
Small business loans	38,481	32,924	328,897
Total	¥1,512,717	¥1,471,767	$12,929,205

Registered moneylenders are required to disclose the following information under the Non-Bank Bond Issuing Law.

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Loans in legal bankruptcy	¥ 30,309	¥ 28,145	$ 259,051
Nonaccrual loans	63,877	48,221	545,957
Accruing loans contractually past due three months or more as to principal or interest payments	15,667	12,101	133,906
Restructured loans	36,383	40,196	310,966
Total	¥146,236	¥128,663	$1,249,880

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of interest or principal and other factors. Allowances for claims in bankruptcy are stated at such amount less net realizable value of collateral.

Nonaccrual loans are loans in which accruals of interest are discontinued, other than loans in legal bankruptcy as well as loans receiving regular payments in case of granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery.

Accruing loans contractually past due three months or more as to principal or interest payments are loans for which payments of principal or interest have not been received for a period of three months or more beginning with the next business day following the last due date for such payments. Loans classified as loans in legal bankruptcy and nonaccrual loans are excluded from accruing loans contractually past due three months or more.

Restructured loans are loans on which creditors grant concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive measures) to the debtors in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, nonaccrual loans and accruing loans contractually past due three months or more are excluded.

At March 31, 2006 and 2005, the Company had balances related to revolving loan contracts aggregating ¥1,423,276 million ($12,164,752 thousand) and ¥1,365,871 million, respectively, whereby the Company is obligated to advance funds up to a predetermined amount upon request. At March 31, 2006 and 2005, the balances of unadvanced commitments were ¥569,218 million ($4,865,111 thousand) and ¥549,903 million, respectively. The loan contract contains provisions that allow the Company to reduce the contract amount of the commitment or refuse to advance funds to loan customers under certain conditions.

6. INVENTORIES

Inventories at March 31, 2006 and 2005 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Property for sale	¥139	¥169	$1,188

7. INVESTMENT SECURITIES

Disclosure of cost and fair value of investment securities at March 31, 2006 and 2005 is not presented herein, as such information is permitted to be omitted if disclosed in consolidated financial statements under Japanese GAAP.

8. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2006 and 2005 consisted of the following

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Loans from banks, 0.71% to 1.38% (0.70% to 0.74% at March 31, 2005)	¥50,000	¥10,000	$427,350
Loans from other financial institutions, 1.38% (1.38% to 1.48% at March 31, 2005)	3,000	5,000	25,641
Total	¥53,000	¥15,000	$452,991

Long-term debt at March 31, 2006 and 2005 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Loans from banks, 0.69% to 2.88%, due serially to 2011 (0.58% to 3.20%, due serially to 2010 at March 31, 2005)	¥ 528,144	¥ 530,924	$ 4,514,051
Loans from other financial institutions, 0.69% to 2.90%, due serially to 2011 (1.45% to 3.35%, due serially to 2010 at March 31, 2005)	202,052	199,789	1,726,940
Syndicated Loans, 0.62% to 1.48%, due serially to 2010 (0.79% to 1.94%, due serially to 2010 at March 31, 2005)	73,368	94,304	627,077
Unsecured 0.80% to 2.00% yen straight bonds, due 2005		80,000	
Unsecured 1.30% to 3.27% yen straight bonds, due 2006	68,500	78,500	585,470
Unsecured 1.66% to 2.51% yen straight bonds, due 2007	43,000	43,000	367,521
Unsecured 0.45% to 2.48% yen straight bonds, due 2008 (0.54% to 2.48% at March 31, 2005)	61,000	51,000	521,368
Unsecured 1.01% to 3.28% yen straight bonds, due 2009	58,000	58,000	495,726
Unsecured 0.80% to 3.00% yen straight bonds, due 2010 (1.25% to 3.00% at March 31, 2005)	70,000	30,000	598,291
Unsecured 1.50% to 1.58% yen straight bonds, due 2011	20,000	20,000	170,940
Unsecured 1.20% to 1.63% yen straight bonds, due 2012 (1.20% at March 31, 2005)	20,000	10,000	170,940
Unsecured 1.74% yen straight bonds, due 2013	10,000	10,000	85,470
Unsecured 1.99% yen straight bonds, due 2015	10,000		85,470
Unsecured variable rate Euro-yen straight bonds, due 2006 (1.82% at March 31, 2006, 1.80% at March 31, 2005)	12,500	12,500	106,838
Unsecured 4.45% to 5.00% U.S. dollar straight bonds, due 2010 (4.45% at March 31, 2005)	108,500	52,890	927,350
Unsecured 0.86% medium-term notes, due 2005		4,000	
Unsecured 2.21% medium-term notes, due 2007	1,000	1,000	8,547
Unsecured 3.00% medium-term notes, due 2008	3,000	3,000	25,641
Unsecured 3.50% medium-term notes, due 2015	15,000	15,000	128,205
Other (principally from leasing companies and securitized loan), 0.32% to 2.30%, due serially to 2011 (0.79% to 1.90%, due serially to 2009 at March 31, 2005)	80,497	79,708	688,009
Total	1,384,561	1,373,615	11,833,854
Less current portion	(408,797)	(442,066)	(3,493,991)
Long-term debt, less current portion	¥ 975,764	¥ 931,549	$ 8,339,863

Annual maturities of long-term debt at March 31, 2006 were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2007	¥ 408,797	$ 3,493,991
2008	301,541	2,577,274
2009	215,534	1,842,171
2010	210,752	1,801,299
2011	172,680	1,475,897
2012 and thereafter	75,257	643,222
Total	¥1,384,561	$11,833,854

At March 31, 2006, the following assets were pledged as collateral for long-term debt (including current portion of long-term debt):

	Millions of Yen	Thousands of U.S. Dollars
Loans	¥510,708	$4,365,026
Inventories	107	914
Total	¥510,815	$4,365,940
Related liabilities –		
Long-term debt (including current portion of long-term debt)	¥273,913	$2,341,137

The above table includes loans related to securitized loans of ¥346,796 million ($2,964,068 thousand), and related liabilities (long-term debt including current portion) of ¥128,341 million ($1,096,932 thousand).

Property and equipment of Marutoh KK, the Company's subsidiary, were pledged as collateral for the above liabilities.

If requested by lending financial institutions, the Company has committed to pledge loans of ¥226,643 million ($1,937,120 thousand) as collateral in addition to those shown in the above table. At March 31, 2006, related liabilities for which lending financial institutions can request the Company to pledge additional collateral consisted of the following:

	Millions of Yen	Thousands of U.S. Dollars
Long-term debt (including current portion of long-term debt)	¥209,757	$1,792,795

At March 31, 2006, other current assets amounting to ¥1,919 million ($16,402 thousand), were pledged as collateral for the interest rate swap contracts.

A portion of the Company's syndicated loans are subject to repayment if the Company fails to meet certain financial criteria, such as those relating to minimum tangible net worth levels, specified equity ratios, specified asset compositions and minimum recurring income levels, and operating criteria, such as those relating to bad debt charge–off levels. As of March 31, 2006, the Company was in compliance with all of these covenants.

9. SHAREHOLDERS' EQUITY

Through May 1, 2006, Japanese companies are subject to the Japanese Commercial Code (the "Code").

The Code requires that all shares of common stock be issued with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds are required to be presented as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration by way of a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount of 10% or more of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period (such as bonuses to directors) shall be appropriated as a legal reserve (a component of retained earnings) until the total of such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of common stock may be available for dividends by resolution of the shareholders after transferring such excess in accordance with the Code. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Code allows Japanese companies to purchase treasury stock and dispose of such treasury stock upon resolution of the Board of Directors. The aggregate purchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve that could be transferred to retained earnings or other capital surplus other than additional paid-in capital upon approval of such transfer at the annual general meeting of shareholders.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash outlays, the Code also imposes certain limitations on the amount of capital surplus and retained earnings available for dividends. The amount of capital surplus and retained earnings available for dividends under the Code was ¥447,172 million ($3,821,983 thousand) as of March 31, 2006, based on the amount recorded in the Company's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the end of the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

At the Shareholders' General Meeting held on June 27, 2001, the Company's shareholders approved a following stock option plan for the Company's directors and key employees. The plan provides for granting options to directors and key employees to purchase the Company's common stock at an exercise price of ¥6,386 per share during the period from July 1, 2003 to June 30, 2006. The maximum number of shares to be issued upon exercise of the options was 47 thousand shares as of March 31, 2006.

At the Shareholders' General Meeting held on June 25, 2004, the Company's shareholders approved a stock option plan for the directors and key employees of the Company and certain subsidiaries. The plan provides for granting options to purchase the Company's common stock at an exercise price of ¥7,774 per share during the period from July 1, 2006 to June 30, 2009. The maximum number of shares to be issued upon exercise of the options was 329 thousand shares as of March 31, 2006.

On May 23, 2005, the Company made a three for two stock split and 47,345,000 shares were issued to shareholders of record on March 31, 2005. The number of shares to be issued upon the option grants mentioned above and the exercise price were adjusted based upon a defined formula.

At the Shareholders' General Meeting held on June 24, 2005, the Company's shareholders approved a stock option plan for the directors and key employees of the Company and certain subsidiaries. The plan provides for granting options to purchase the Company's common stock at an exercise price of ¥8,420 per share during the period from July 1, 2007 to June 30, 2010. The maximum number of shares to be issued upon exercise of the option was 358 thousand shares as of March 31, 2006.

The Company issues treasury stock upon exercise of the stock options.

Pursuant to the revision of the Code, the Company revised its articles of incorporation so that the Company may purchase its common stock as treasury stock by resolution of the Board of Directors.

On May 1, 2006, a new corporate law (the "Corporate Law") became effective, which reformed and replaced the Code with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below;

(a) Dividends

Under the Corporate Law, companies may pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Corporate Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases/Decreases and Transfer of Common Stock, Reserve and Surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeded 25% of the common stock could be made available for dividends by resolution of the shareholders. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings may be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury Stock and Treasury Stock Acquisition Rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders, which is determined by specific formula. Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of shareholders' equity.

The Corporate Law also provides that companies purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of shareholders' equity or deducted directly from stock acquisition rights.

On December 9, 2005, ASB published a new accounting standard for the presentation of shareholders' equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of shareholders' equity. Such items include stock acquisition rights and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006.

10. INCOME TAXES

The Company is subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40.6% for both of the years ended March 31, 2006 and 2005.

The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities at March 31, 2006 and 2005 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Current Deferred Tax Assets:			
Allowance for losses on interest refunds	¥ 6,907		$ 59,034
Enterprise tax payable	1,342	¥1,288	11,470
Charge-offs for doubtful loans	4,310	3,668	36,838
Accrued interest on loans	2,625	2,163	22,436
Accrued bonuses	914	968	7,812
Other	404	116	3,453
Current deferred tax assets	¥16,502	¥8,203	$141,043

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Non-current Deferred Tax Assets:			
Provision for doubtful loans	¥ 597	¥ 550	$ 5,102
Depreciation and amortization	1,747	1,636	14,932
Provision for retirement benefits to directors and corporate auditors	519	491	4,436
Other	641	946	5,479
Non-current deferred tax assets	3,504	3,623	29,949
Non-current Deferred Tax Liabilities–			
Unrealized gain on available-for-sale securities	(7,264)	(3,609)	62,086
Net non-current deferred tax assets (liabilities)	¥(3,760)	¥ 14	$(32,137)

As the differences between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying non-consolidated statements of income for both of the years ended March 31, 2006 and 2005 are not more than 5% of the normal effective statutory tax rate, a reconciliation has not been disclosed as permitted under Japanese GAAP.

11. RELATED PARTY TRANSACTIONS

The balances due from subsidiaries at March 31, 2006 and 2005 and transactions of the Company with subsidiaries for the years ended March 31, 2006 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Advances to subsidiaries	¥288,525	¥298,224	$2,466,026
Interest income	5,013	4,076	42,846

12. LEASES

The Company leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

Total rental expenses including lease payments under finance leases for the years ended March 31, 2006 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
	Total Rental Expenses	Lease Payments Under Finance Leases	Total Rental Expenses	Lease Payments Under Finance Leases
Year Ended March 31:				
2006	¥12,622	¥ 832	$107,880	$7,111
2005	14,016	2,565		

Pro forma information of leased property including acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense, and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2006 and 2005 was as follows:

	As of March 31, 2006
	Millions of Yen
	Furniture and Fixtures
Acquisition cost	¥1,357
Accumulated depreciation	1,166
Net leased property	¥ 191

	As of March 31, 2005		
	Millions of Yen		
	Machinery and Equipment	Furniture and Fixtures	Total
Acquisition cost	¥163	¥6,188	¥6,351
Accumulated depreciation	80	5,118	5,198
Net leased property	¥ 83	¥1,070	¥1,153

	As of March 31, 2006
	Thousands of U.S. Dollars
	Furniture and Fixtures
Acquisition cost	$11,598
Accumulated depreciation	9,966
Net leased property	$ 1,632

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Due within one year	¥180	¥ 916	$1,538
Due after one year	16	268	137
Total	¥196	¥1,184	$1,675

Depreciation expense and interest expense, which are not reflected in the accompanying non-consolidated statements of income, computed under a straight-line method and the interest method, respectively, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Depreciation expense	¥803	¥2,455	$6,863
Interest expense	9	50	77

The minimum rental commitments under non – cancelable operating leases at March 31, 2006 were as follows.

	Millions of Yen	Thousands of U.S. Dollars
	March 31, 2006	March 31, 2006
Due within one year	¥241	$2,060
Due after one year	147	1,256
Total	¥388	$3,316

13. NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2006 and 2005 is as follows:

	Yen in millions	Thousands of shares	Yen	Dollars
	Net income	*Weighted average shares*	EPS	
For the year ended March 31, 2006:				
Basic EPS				
Net income available to common shareholders	¥50,382	141,614	¥355.77	$3.04
Effect of Dilutive Securities				
Stock Options		45		
Diluted EPS				
Net income for computation	¥50,382	141,659	¥355.65	$3.04
For the year ended March 31, 2005:				
Basic EPS				
Net income available to common shareholders	¥67,175	141,680	¥474.13	
Effect of Dilutive Securities				
Stock Options		11		
Diluted EPS				
Net income for computation	¥67,175	141,691	¥474.09	

For the year ended March 31, 2005, bonuses to be paid to directors and corporate auditors of ¥127 million were deducted from net income in non-consolidated statements of income for the purposes of EPS calculation.

14. SUBSEQUENT EVENTS

a. Appropriations of Retained Earnings

The following appropriations of retained earnings at March 31, 2006 were approved at the Shareholders' General Meeting held on June 27, 2006:

	Millions of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥30 ($0.26) per share	¥4,249	$36,316

b. Administrative Punishment

On April 14, 2006, Kinki Finance Bureau of the Ministry of Finance imposed penalties halting all operations of the Company's business offices except for the receipt of repayments and operations related to protective attachment for respective given days, based on the provision of item 1, Article 36 of the Money Lending Business Control and Regulation Law (Law No. 32 of 1983).

The effects of the administrative punishment on the financial position or results of operations of the Company for the subsequent fiscal years are not currently determinable.

Deloitte. **Shimbashi & Co.**

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Aiful Corporation:

We have audited the accompanying non-consolidated balance sheets of Aiful Corporation as of March 31, 2006 and 2005, and the related non-consolidated statements of income, shareholders' equity for the years then ended, all expressed in Japanese yen. These non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aiful Corporation as of March 31, 2006 and 2005, and the results of its operations for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Kyoto, Japan

June 27, 2006

Shimbashi & Co.
SHIMBASHI & CO.
Osaka, Japan

June 27, 2006

Group Network (As of March 31, 2006)

Companies/URL (Japanese only)		Business Classification	Equity Position (%)
AIFUL CORPORATION http://www.aiful.jp http://www.ir-aiful.com	 	Unsecured loans / Home equity loans / Small business loans (High risk) / Loan guarantees	–
LIFE Co., Ltd. http://www.lifecard.co.jp	カードの切り方が 人生だ。	Credit card shopping / Shopping loans / Unsecured loans / Loan guarantees / Home equity loans	95.88
BUSINEXT CORPORATION http://www.businext.co.jp		Small business loans (Middle risk) / Home equity loans	60.00
City's Corporation http://www.citys.co.jp Includes shares owned indirectly through City's holding company City Green Corporation		Small business loans (High risk) / Home equity loans	100.00

Companies	URL (Japanese only)	Business Classification	Equity Position (%)
TRYTO CORPORATION	http://365157.jp	Unsecured loans (High risk) / Home equity loans	100.00
Wide Corporation	http://www.wide-net.co.jp	Unsecured loans (High risk)	100.00
TCM. Co. Ltd.	http://www.pockeclub.com	Unsecured loans (High risk)	100.00
Passkey Co., Ltd.	http://www.passkey.co.jp	Unsecured loans (High risk) / Home equity loans	100.00
id CREDIT CORPORATION (Started September 2005)	http://www.ichilow.co.jp	Unsecured loans (Middle risk)	100.00
NET ONE CLUB CORPORATION (Started September 2005)	http://www.netoneclub.co.jp	Unsecured loans (High risk)	100.00
AsTry Loan Services Corporation	http://www.astry-s.co.jp	Debt collection (Servicer)	86.00
New Frontier Partners Co., Ltd.	http://www.nf-partners.co.jp	Venture capital	100.00
Marutoh KK	http://www.marutoh.com	Real estate business	100.00

Investor Information (As of March 31, 2006)

Corporate Profile

Corporate Name: AIFUL CORPORATION

Address of Head Office: 381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan

Date of Establishment: April 1967

Common Stock: ¥83,317 million

Number of Employees: Non Consolidated: 3,066
Consolidated: 6,675

Stock Listing

Tokyo Stock Exchange: The First Section

Osaka Securities Exchange: The First Section

Securities Code: 8515

Shareholders Information

Number of Shares of Common Stock:

Authorized: 373,500,000 shares

Issued and Outstanding: 142,035,000 shares

Number of Shareholders: 9,668

Independent Auditors: Deloitte Touche Tohmatsu Shimbashi & Co.

Transfer Agent and Registrar: The Sumitomo Trust & Banking Co., Ltd.

For Further Information and Additional Copies of This Annual Report, Please Contact

Investor Relations Section
Tokyo Office 8th-Floor Toho-Hibiya Bldg.
(Hibiya Chanter), 1-2-2
Yurakucho, Chiyoda-ku, Tokyo 100-0006 Japan
Phone: +81-3-4503-6100 Facsimile: +81-3-4503-6109
E-mail: ir@aiful.co.jp

Transition of a Stock Price and Volume of Trading (April 1, 2003~March 31, 2006)


(Yen)
15,000
12,500
10,000
7,500
5,000
2,500
0
(Thousands of shares)
30,000
20,000
10,000
0
03/4 5 6 7 8 9 10 11 12 04/1 2 3 4 5 6 7 8 9 10 11 12 05/1 2 3 4 5 6 7 8 9 10 11 12 06/1 2 3

Note: On May 23, 2005, each common, par value share held as of March 31, 2005, was split into 1.5 shares according to provisions of Article 218 of the Japanese Commercial Code.

Investor Relations Website

To improve its disclosure activities, AIFUL maintains an IR section within its website that contains not only operating results and other statistics, but also the corporate philosophy, management strategy, data on the consumer finance market and business alliances, and other types of information that go beyond financial statements.

http://www.ir-aiful.com/english/index.html



AIFUL CORPORATION

http://www.ir-aiful.com



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